Filed pursuant to Rule 424B(1)

Registration No. 333-109798

PROSPECTUS

18,750,000 Shares

Common Stock

This is our initial public offering of common stock. We are offering 6,250,000 shares and the selling stockholders identified in this prospectus are offering 12,500,000 shares. No public market currently exists for our shares. We will not receive any proceeds from the sale of the shares offered by the selling stockholders.

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “TPX.”

Investing in the shares involves risks. Risk Factors begin on page 9.

	Per Share	Total
Public offering price	$14.00	$262,500,000
Underwriting discount	$0.91	$17,062,500
Proceeds to Tempur-Pedic International Inc. (before expenses)	$13.09	$81,812,500
Proceeds to selling stockholders	$13.09	$163,625,000

The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 2,812,500 additional shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about December 23, 2003.

LEHMAN BROTHERS	GOLDMAN, SACHS & CO.

UBS INVESTMENT BANK	CITIGROUP

CIBC WORLD MARKETS	U.S. BANCORP PIPER JAFFRAY

December 17, 2003

CONSUMERS DIGEST

BEST BUY

Tempur-Pedic Swedish Mattress®

*"This is the mattress that set the industry abuzz!"*

–Consumers Digest 2003

*Changing the way the world sleeps!™*

TEMPUR-PEDIC®
International Inc.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospectus may have changed since that date.

Through and including January 11, 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights all material information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in shares of our common stock. We encourage you to read this entire prospectus carefully, including “Risk Factors” beginning on page 9 and our consolidated financial statements and the notes to those financial statements beginning on page F-1, before making an investment decision. Unless otherwise noted, all of the financial information in this prospectus is consolidated financial information for Tempur-Pedic International Inc. (f/k/a “TWI Holdings, Inc.”) or its predecessors. As used in this prospectus, the term “Tempur-Pedic International” refers to Tempur-Pedic International Inc. only and the terms “we,” “our,” “ours” and “us” refer to Tempur-Pedic International and its consolidated subsidiaries. Unless otherwise noted in this prospectus, all references to dollars are to United States dollars.

Tempur-Pedic International Inc.

We are a rapidly growing, vertically-integrated manufacturer, marketer and distributor of premium visco-elastic foam mattresses and pillows that we sell globally in 54 countries primarily under the Tempur® and Tempur-Pedic® brands. We believe our premium mattresses and pillows are more comfortable than standard bedding products because our proprietary visco-elastic foam is temperature sensitive, has a high density and conforms to the body to therapeutically align the neck and spine, thus reducing neck and lower back pain, two of the most common complaints about other sleep surfaces. In April 2003, Consumers Digest named one of our products among the eight “best buys” of the mattress industry in the applicable price range because of the strong value our products provide to consumers. Consumer surveys commissioned on our behalf over the last several years have indicated that our products achieve satisfaction ratings generally ranging from 80% to 92%. In the three years ended December 31, 2002, our total net sales grew at a compound annual rate of approximately 36% and for the nine months ended September 30, 2003 we had total net sales of $342.4 million.

We sell our products through four distribution channels: retail (furniture and specialty stores, as well as department stores internationally); direct (direct response and internet); healthcare (chiropractors, medical retailers, hospitals and other healthcare channels); and third party distributors. In the United States, we sell a majority of our mattresses and pillows through furniture and specialty retailers. International sales account for approximately 41.7% of our total net sales.

The International Sleep Products Association (ISPA) estimates that the United States wholesale market for mattresses and foundations in 2002 was approximately $4.8 billion. We believe the international mattress market is generally the same size as the domestic mattress market. According to ISPA, from 1991 to 2002, mattress unit sales grew in the United States at an average of approximately 500,000 units annually, with approximately 21.5 million mattress units sold in the United States in 2002, although sales decreased during the 2000 to 2002 period. We believe a similar number of mattress units were sold outside the United States in 2002. ISPA further estimates that approximately 20% of those mattress units were sold at retail price points greater than $1,000, which is the premium segment of the market we target. Based on information derived from an ISPA report, we believe that the premium segment of the market grew in the United States at an annual rate of 32% in 2002, and is the fastest-growing segment of this market.

Most standard mattresses are made using innersprings and most innerspring mattresses are sold for under $1,000. Alternatives to standard and premium innerspring mattresses include visco-elastic and other foam mattresses, as well as airbeds and waterbeds. Four large manufacturers (Sealy Corporation, Serta, Inc., Simmons Company and The Spring Air Company) dominate the standard innerspring mattress market in the United States. The balance of the United States wholesale mattress market is fragmented, with a large number of other manufacturers, many of which operate primarily on a regional basis. Standard innerspring mattresses represent approximately 80% of the overall mattress market in the United States.

The medical community is also a large consumer of mattresses to furnish hospitals and nursing homes. In the United States, there are over 15,400 nursing homes with a total bed count in excess of 1.7 million. Medical facilities typically purchase twin mattresses with standard operating functions such as adjustable height and mechanisms to turn patients to prevent pressure ulcers (or bedsores). We believe demographic trends suggest that as the population ages, the healthcare market for mattresses will continue to grow.

Based on our market research, we estimate that the United States retail market for pillows is approximately $1.1 billion. The United States pillow market has a traditional and specialty segment. Specialty pillows include all alternatives to traditional pillows, including visco-elastic and other foam, sponge rubber and down. We believe the international pillow market is generally the same size as the domestic pillow market.

We believe we are the leading global manufacturer, marketer and distributor of visco-elastic foam mattresses and pillows, and we estimate we had an approximate 70% market share in 2002 in both the United States and internationally. We believe consumer demand for our premium products in the United States is being driven primarily by increased housing and home furnishing purchases by the baby boom generation, significant growth in our core demographic market as the baby boom generation ages, increased awareness of the health benefits of a better quality mattress, and shifting consumer preference from firmness to comfort. As consumers continue to prefer alternatives to standard innerspring mattresses, our products become more widely available and our brand gains broader consumer recognition, we expect that our premium products will continue to attract sales away from the standard mattress market.

Our principal executive office is located at 1713 Jaggie Fox Way, Lexington, Kentucky 40511 and our telephone number is (800) 878-8889. We were incorporated under the laws of the State of Delaware in September 2002.

Competitive Strengths

We believe we are well-positioned for continued growth in our target markets, and that the following competitive strengths differentiate us from our competitors:

•	Superior Product Offering. Our proprietary visco-elastic foam mattresses and pillows contour to the body more naturally and provide better spinal alignment, reduced pressure points, greater relief of lower back and neck pain, and better quality sleep than traditional bedding products. In addition, we continue to leverage our unique and proprietary manufacturing process to develop new products and refine existing products to meet the changing demands and preferences of consumers. Our innovative products distinguish us from the major manufacturers of standard innerspring mattresses and traditional pillows in the United States, which we believe offer generally similar products and must compete primarily on price.

•	Increasing Global Brand Awareness. We believe consumers in the United States and internationally increasingly associate our brand name with premium quality products that enable better overall sleep. We believe our Tempur brand’s global recognition is reinforced by our high level of customer satisfaction. Furthermore, we believe our direct response business and associated multi-channel advertising in our domestic and international markets have enhanced awareness of our brand.

•	Diversified Product Offerings Sold Globally Through Multiple Distribution Channels. Our diversified product offerings include mattresses, pillows and other products, primarily adjustable beds, which we sell through multiple distribution channels including retail, direct, healthcare and third party distributor channels. For the nine months ended September 30, 2003, mattress, pillow and other product sales, primarily adjustable beds, represented 52.9%, 27.8% and 19.3%, respectively, of our net sales. For the nine months ended September 30, 2003, our retail channel represented 63.5% of our net sales, with our direct, healthcare and third party distributor channels representing 18.6%, 9.3% and 8.6%, respectively.

•	Strong Financial Performance. Over the last several years, our diversified, well-balanced business model has enabled us to achieve rapidly growing revenues and strong gross and operating margins, with low maintenance capital expenditure and working capital requirements. Further, our vertically-integrated operations generated an average of approximately $340,000 in net sales per employee in 2002, which we believe is more than 1.5 times the average for three of the major bedding manufacturers in the United States. Our strong financial performance gives us the flexibility to invest in our manufacturing operations, enhance our sales force and marketing, invest in information systems and recruit talented management and other personnel.

•	Significant Growth Opportunities. We believe we have significant growth opportunities because we have penetrated only a small percentage of our addressable market. Furthermore, we have recently begun to expand our direct response business in our European markets, based on our similar, successful initiatives in the United States and in the United Kingdom, to reach a greater number of consumers and increase our brand awareness. In addition, we currently supply only a small percentage of the approximately 15,400 nursing homes and 5,000 hospitals in the United States (with a collective bed count in excess of 2.7 million). As this healthcare market expands over time, we expect our growth potential in this market will also increase.

•	Management Team with Proven Track Record. Since launching our United States operations in 1992, Robert Trussell, Jr., has helped grow our company into a global business with approximately $342.4 million in total net sales for the nine months ended September 30, 2003. Furthermore, Mr. Trussell has assembled a highly experienced management team with significant sales, marketing, consumer products, manufacturing, accounting and treasury expertise.

The management team and certain key employees currently own approximately 13% of our common equity on a fully-diluted as-converted basis, after giving effect to the vesting of all outstanding options (11.9% after this offering).

Business Strategy

Our goal is to become the leading global manufacturer, marketer and distributor of premium mattresses and pillows by pursuing the following key initiatives:

•	Maintain Focus on Core Products. We utilize a vertically-integrated, proprietary process to manufacture a comfortable, durable and high quality visco-elastic foam. Although this foam could be used in a number of different products, we are currently committed to maintaining our focus primarily on premium mattresses and pillows. We believe our focused sales, marketing and product strategies will enable us to increase market share in the premium market, while maintaining our margins and our ability to generate free cash flow.

•	Continue to Build Global Brand Awareness. We plan to continue to invest in increasing our global brand awareness through targeted marketing and advertising campaigns that further associate our brand name with better overall sleep and premium quality products. We estimate that our current advertising campaign yields 2.7 billion consumer “impressions” per month via television, radio, magazines and newspapers.

•	Further Penetrate U.S. Retail Channel. In the United States, the retail sales division is our largest sales division. We plan to build and maintain our base of furniture retailers and specialty retailers. In order to continue to penetrate this channel, we have increased our salesforce and have increased the number of personnel who train retail salespersons to sell our products more effectively. We believe we are able to more effectively attract and retain retailers because our premium products provide retailers with higher per unit profits than standard innerspring products.

•	Continue to Expand Internationally. We plan to increase international sales growth by further penetrating each of our existing distribution channels.

•	Increase Growth Capacity. We intend to continue to invest in our operating infrastructure to meet the requirements of our rapidly growing business. Currently, we manufacture our products in two highly automated, vertically-integrated facilities located in Aarup, Denmark and Duffield, Virginia. Over the past three years, we have invested more than $50.0 million to upgrade and expand these facilities. To accommodate our anticipated growth, we plan to invest an additional $75.0 to $100.0 million to increase productivity and expand manufacturing capacity during the next several years, including the development and construction of an additional manufacturing facility in Albuquerque, New Mexico. We also plan to continue to enhance our internal information technology systems and our product distribution network, as well as augment our personnel in management, sales, marketing and customer service.

TA Associates, Inc. and Friedman Fleischer & Lowe

TA Associates, Inc. (TA) manages $5.0 billion of capital for buyouts and private equity investments in profitable growth companies in the consumer, technology, financial services, business services and healthcare industries. Founded in 1968, TA has a staff of over 40 investment professionals operating from offices in Boston, Massachusetts, Menlo Park, California, and London, and has invested in approximately 350 companies over its 35 year history.

Friedman Fleischer & Lowe, LLC (FFL) is a San Francisco-based private equity firm specializing in value-added investing. FFL’s principals have invested approximately $2.0 billion in more than 50 companies over the past 20 years across many industry sectors. The principals have over 90 years of combined experience as investors, senior operating executives and advisors.

The Acquisition of Our Business

In November 2002, TA and FFL formed Tempur-Pedic International to purchase Tempur World, Inc. for approximately $268.0 million plus the refinancing of approximately $88.8 million of existing debt obligations and a deferred earn-out payment of approximately $40.0 million. Tempur-Pedic International funded that purchase and related transaction fees and expenses using $150.0 million of senior bank financing, $50.0 million in mezzanine debt financing, net of cash on hand, and approximately $160.0 million in cash contributions and non-cash equity contributions from our owners. Collectively, TA and FFL currently own 79.7% of our fully diluted common stock, after giving effect to the vesting of all outstanding options (63.4% after this offering), and our management and employees and certain third party investors own the balance. We refer to this acquisition of Tempur World as the “Tempur acquisition.”

The Recapitalization

In August 2003, we completed a recapitalization consisting of the following transactions:

•	Tempur-Pedic International and certain of our domestic and foreign subsidiaries entered into amended and restated senior credit facilities providing for borrowings in an aggregate principal amount of up to $270.0 million, including term loan A facilities of $95.0 million, a term loan B facility of $135.0 million and revolving credit facilities providing for borrowings of up to $40.0 million. We refer to these facilities in this prospectus as the “amended senior credit facilities.”

•	Tempur-Pedic, Inc. and Tempur Production USA, Inc., indirect wholly-owned subsidiaries of TWI, issued $150.0 million aggregate principal amount of 10¼% Senior Subordinated Notes due 2010. We refer to these notes in this prospectus as the “senior subordinated notes.”

•	We repaid all of the outstanding borrowings under our then existing mezzanine debt facility and terminated that facility.

•	We paid approximately $40.0 million in satisfaction in full of the earn-out payment payable in connection with the Tempur acquisition.

•	Tempur-Pedic International distributed approximately $160.0 million as a return of capital to its equityholders.

Our Structure

Tempur-Pedic, Inc. and Tempur Production USA, Inc. are indirect wholly-owned subsidiaries of Tempur-Pedic International that, directly or through subsidiaries, operate all of our business in the United States and certain portions of our business in Canada and Mexico. All of our business operations in the rest of the world are conducted by foreign subsidiaries owned by Tempur World Holdings S.L., an indirect wholly-owned subsidiary of Tempur-Pedic International. Set forth below is a chart showing our structure:

(1)	Tempur-Pedic International owns a 1% interest in one foreign subsidiary and a 10% interest in another foreign subsidiary. Tempur World Holdings, Inc. owns directly or indirectly all other capital stock in the foreign subsidiaries.

The Offering

Common stock offered by Tempur-Pedic International in this offering	6,250,000 shares

Common stock offered by selling stockholders in this offering	12,500,000 shares

Common stock to be outstanding after this offering	97,266,520 shares

Use of proceeds	We intend to use the proceeds we receive from this offering to repay outstanding debt. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

New York Stock Exchange symbol	“TPX”

The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding as of November 15, 2003, and unless otherwise indicated herein, assumes the conversion of all outstanding shares of our convertible preferred stock and all outstanding classes of our common stock and the mandatory exercise of all our outstanding warrants into common stock on a one-for-one basis, and excludes:

•	6,533,720 shares of our common stock issuable upon the exercise of stock options outstanding as of November 15, 2003 at a weighted average exercise price of $1.87 per share, none of which options were then exercisable; and

•	8,000,000 shares of our common stock reserved for future grant under our 2003 Equity Incentive Plan.

Unless specifically stated otherwise, the information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option;

•	reflects the automatic conversion of all shares of our convertible preferred stock and outstanding classes of our common stock and the mandatory exercise of our outstanding warrants for a total of 91,016,520 shares of our common stock upon the completion of this offering;

•	gives effect to a 525-for-one stock split of our common stock, in the form of a stock dividend, which will occur immediately prior to the closing of the offering; and

•	reflects the filing, prior to the completion of this offering, of our restated certificate of incorporation, referred to in this prospectus as our certificate of incorporation, and the adoption of our amended and restated by-laws, referred to in this prospectus as our by-laws, implementing the provisions described under “Description of Capital Stock.”

Tempur®, Tempur-Pedic®, Tempur-Med®, Swedish Sleep System®, Airflow System™ and Dual Airflow System™ are our trademarks, trade names and service marks. All other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

Unaudited Summary and Historical Pro Forma As Adjusted Condensed Consolidated Financial

and Operating Data

Our predecessor company for the period from January 1, 2000 to October 31, 2002 is Tempur World, Inc. We completed the Tempur acquisition (which was accounted for using the purchase method of accounting) as of November 1, 2002. As a result of adjustments to the carrying value of assets and liabilities pursuant to the Tempur acquisition, the financial position and results of operations for periods subsequent to the Tempur acquisition are not comparable to those of our predecessor company.

The following table sets forth our summary historical and unaudited pro forma as adjusted condensed consolidated financial and operating data for the periods indicated. We have derived the statement of operations and balance sheet data as of and for the years ended December 31, 2000 and 2001 and the ten months ended October 31, 2002 from the audited financial statements of our predecessor company. We have derived our statements of operations and balance sheet data as of and for the two months ended December 31, 2002 from our audited financial statements. We have derived the statement of operations data for the nine months ended September 30, 2002 from our predecessor company’s unaudited condensed consolidated interim financial statements. We have derived the statement of operations and balance sheet data as of and for the nine month period ended September 30, 2003 from our unaudited condensed consolidated interim financial statements. In the opinion of management, such unaudited condensed consolidated interim financial statements have been prepared on a basis consistent with our audited financial statements for the two months ended December 31, 2002 and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim period. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our predecessor company’s financial statements as of and for the years ended December 31, 2000 and 2001 and the ten months ended October 31, 2002, its unaudited condensed consolidated interim statements of operations and cash flows for the nine months ended September 30, 2002 and our financial statements for the two months ended December 31, 2002 and our unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2003 are included elsewhere in this prospectus.

The summary unaudited pro forma as adjusted financial data for the nine months ended September 30, 2003 has been prepared to give pro forma effect to the Tempur acquisition, the recapitalization and the offering as if they had occurred on January 1, 2003. Because the balance sheet as of September 30, 2003 includes the effects of the recapitalization, no pro forma balance sheet data information with respect to the Tempur acquisition and the recapitalization is presented. The summary unaudited pro forma as adjusted financial data is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the Tempur acquisition, the recapitalization or the offering actually been consummated on the date indicated and do not purport to indicate balance sheet data or results of operations for any future period. The following data should be read in conjunction with “Unaudited Pro Forma As Adjusted Financial Information,” “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our predecessor company’s financial statements and related notes thereto included elsewhere in this prospectus.

	Predecessor			Tempur- Pedic International	Predecessor	Tempur-Pedic International
	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Nine Months ended September 30, 2002	Nine Months ended September 30, 2003	Pro forma As Adjusted Nine Months ended September 30, 2003(1)
	2000	2001
					(unaudited)	(unaudited)	(unaudited)
($ in thousands except per share data)
Statement of Operations Data:
Net sales	$161,969	$221,514	$237,314	$60,644	$205,944	$342,359	$342,359
Cost of sales(2)	89,450	107,569	110,228	37,811	95,822	158,804	158,804

Gross profit	72,519	113,945	127,086	22,833	110,122	183,555	183,555
Operating expenses(3)	50,081	83,574	86,693	23,816	77,627	125,015	125,015

Operating income/(loss)	22,438	30,371	40,393	(983)	32,495	58,540	58,540
Net interest expense	2,225	6,555	6,292	2,955	5,713	13,741	18,615
Other (income)/expense	947	316	1,724	(1,330)	(652)	1,478	1,478

Income/(loss) before income taxes	19,266	23,500	32,377	(2,608)	27,434	43,321	38,447
Income taxes	6,688	11,643	12,436	640	12,493	17,332	15,432

Net income/(loss)	12,578	11,857	19,941	(3,248)	14,941	25,989	23,015
Preferred stock dividend	—	345	1,238	1,958	1,109	8,764	—

Net income/(loss) available to common stockholders	$12,578	$11,512	$18,703	$(5,206)	$13,832	$17,225	$23,015

Earnings per share(4)
Basic				$(.67)		$2.13	$.24
Diluted				$(.67)		$.28	$.23
Weighted average shares (in thousands)
Basic				7,815		8,091	95,689
Diluted				7,815		93,143	100,907

Balance Sheet Data (at end of period):
Cash and cash equivalents	$10,572	$7,538	$6,380	$12,654	$5,518	$12,512
Total assets	144,305	176,841	199,641	448,593	193,432	535,183
Total debt	71,164	106,023	89,050	198,352	91,454	382,532
Redeemable preferred stock	—	11,715	15,331	—	15,199	—
Total stockholders’ equity	38,237	16,694	39,895	151,606	34,746	25,523

Other Financial and Operating Data (GAAP):
Depreciation and amortization	$6,002	$10,051	$10,383	$3,306	$10,066	$14,437	$14,437
Net cash provided by operating activities	1,125	19,716	22,706	12,385	15,091	41,770	43,090
Net cash used in investing activities	(27,014)	(34,862)	(4,646)	(1,859)	(3,534)	(16,545)	(16,545)
Net cash (used in)/provided by financing activities	34,314	12,593	(19,702)	(4,221)	(13,330)	(24,808)	(11,741)
Capital expenditures	27,418	35,241	9,175	1,961	7,660	17,266	17,266
Other Financial and Operating Data (non-GAAP):
Number of pillows sold(5)	1,717,476	1,819,993	1,528,608	407,476	1,354,331	2,199,223	2,199,223
Number of mattresses sold(5)	173,338	212,695	218,656	50,564	194,085	283,078	283,078

(1)	The summary unaudited pro forma as adjusted financial data give effect to the recapitalization, the Tempur acquisition and the offering.
(2)	Includes $9.8 million in non-cash charges for the two months ended December 31, 2002 relating to the step-up in inventory as of November 1, 2002 relating to the Tempur acquisition.
(3)	Includes $19.3 million in non-cash charges for the nine months ended September 30, 2003 comprised of $13.6 million relating to the non-recurring write-off of deferred financing fees in connection with the recapitalization, $3.8 million in amortization of definite-lived intangibles and $1.9 million in non-cash stock-based compensation expense relating to stock option grants and acceleration.
(4)	Predecessor company earnings per share has been omitted as such information is not considered meaningful due to the change in capital structure that occurred with the Tempur acquisition.
(5)	Number of units sold is before consideration of returned mattresses and pillows.

RISK FACTORS

You should carefully consider the risks described below, as well as other information and data included in this prospectus, before deciding whether to invest in shares of our common stock. Any of the following risks could materially adversely affect our business, financial condition or results of operations, which may result in your loss of all or part of your original investment.

Risks Related to Our Business

We operate in the highly competitive mattress and pillow industries, and if we are unable to compete successfully, we may lose customers and our sales may decline.

Participants in the mattress and pillow industries compete primarily on price, quality, brand name recognition, product availability and product performance. Our premium mattresses compete with a number of different types of mattress alternatives, including standard innerspring mattresses, other foam mattresses, waterbeds, futons, air beds and other air-supported mattresses. These alternative products are sold through a variety of channels, including furniture stores, specialty bedding stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs.

Many of our competitors have greater financial, marketing and manufacturing resources and better brand name recognition than our brand, and sell their products through broader and more established distribution channels. In addition, we believe that a number of our significant competitors now offer foam mattress products similar to our visco-elastic foam mattresses and pillows. These competitors or other mattress manufacturers may aggressively pursue the visco-elastic foam mattress market. Any such competition by established manufacturers or new entrants into the market could have a material adverse effect on our business, financial condition and operating results by causing our products to lose market share. In addition, should any of our competitors reduce prices on premium mattress products, we may be required to implement price reductions in order to remain competitive, which could significantly impair our liquidity and profitability. The pillow industry is characterized by a large number of competitors, none of which is dominant, but many of which have greater resources than us and greater brand name recognition for their products than us.

We may be unable to effectively manage our growth, which could adversely affect our liquidity and profitability.

We have grown rapidly, with our net sales increasing from approximately $162.0 million in 2000 to approximately $342.4 million for the nine months ended September 30, 2003. Our growth has placed, and will continue to place, a strain on our management, production, product distribution network, information systems and other resources. Our growth may strain these resources to the point where they are no longer adequate to support our operations, which would require us to make significant expenditures in these areas. To manage growth effectively, we must:

•	significantly increase the volume of products manufactured at our manufacturing facilities;

•	continue to enhance our operational, financial and management systems, including our database management, tracking of inquiries, inventory control and product distribution network; and

•	expand, train and manage our employee base.

We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, financial condition and operating results.

Our senior management team has not worked together as a group for a significant period of time, and may not be able to effectively manage our business.

Several members of our senior management team have been hired since 2001. As a result, our senior management team has not worked together as a group for a significant period of time. Our senior management team’s lack of shared experience could have an adverse effect on its ability to quickly and efficiently respond to problems and effectively manage our business.

We may be unable to sustain growth or profitability, which could impair our ability to service our indebtedness and make investments in our business.

Our ability to service our increased level of indebtedness depends to a significant extent on our ability to grow our business while maintaining profitability. We may not be able to sustain growth or profitability on a quarterly or annual basis in future periods. There is a limit to the extent to which we can effectively grow in our current business model and we do not know whether we are at or near that limit. Further, our future growth and profitability will depend upon a number of factors, including without limitation:

•	the level of competition in the mattress and pillow industry;

•	our ability to continue to successfully execute our strategic initiatives and growth strategy;

•	our ability to effectively sell our products through our distribution channels in volumes sufficient to drive growth and leverage our cost structure and advertising spending;

•	our ability to continuously improve our products to offer new and enhanced consumer benefits, better quality and reduced costs;

•	our ability to maintain efficient, timely and cost-effective production and delivery of our products;

•	the efficiency and effectiveness of our advertising campaign and other marketing programs in building product and brand awareness, driving traffic to our distribution channels and increasing sales;

•	our ability to successfully identify and respond to emerging trends in the mattress and pillow industry;

•	our ability to maintain public association of our brand with premium products, including overcoming any impact on our brand caused by some of our customers seeking to sell our products at a discount to our recommended price;

•	the level of consumer acceptance of our products; and

•	general economic conditions and consumer confidence, which affect discretionary spending levels for premium items such as our products.

We may not be successful in executing our growth strategy and even if we achieve our strategic plan, we may not be able to sustain profitability. Failure to successfully execute any material part of our strategic plan or growth strategy could significantly impair our ability to service our indebtedness and make investments in our business.

An increase in our return rates or an inadequacy in our warranty reserves could adversely affect our liquidity and profitability.

Part of our domestic marketing and advertising strategy in certain domestic channels focuses on providing a 90-day money back guarantee under which customers may return their mattress and obtain a refund of the purchase price. For the nine months ended September 30, 2003, in the United States we had approximately $19.4 million in returns for a return rate of approximately 9.6% of our total net sales in the United States. As we expand our sales, our return rates may not remain within our historical levels. An increase in return rates could significantly impair our liquidity and profitability. We also currently provide our customers with a limited 20-year warranty on mattresses sold in the United States and a limited 15-year warranty on mattresses sold outside of the United States. However, as we have only been selling mattresses in significant quantities since 1992, and have released new products in recent years, many are fairly early in their product life cycles. Because our products have not been in use by our customers for the full warranty period, we rely on the combination of historical experience and product testing for the development of our estimate for warranty claims. However, our actual level of warranty claims could prove to be greater than the level of warranty claims we estimated based on our products’ performance during product testing. If our warranty reserves are not adequate to cover future warranty claims, their inadequacy could have a material adverse effect on our liquidity and profitability if our warranty costs exceed our reserves.

We may face exposure to product liability, which could impair our liquidity and profitability and reduce consumer confidence in our products.

We face an inherent business risk of exposure to product liability claims if the use of any of our products results in personal injury or property damage. In the event that any of our products prove to be defective, we may be required to recall or redesign those products. We maintain insurance against product liability claims, but such coverage may not continue to be available on terms acceptable to us or be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage could impair our liquidity and profitability, and any claim or product recall that results in significant adverse publicity against us, could result in consumers purchasing fewer of our products, which would also impair our liquidity and profitability.

Regulatory requirements may require costly expenditures and expose us to liability.

Our products and our marketing and advertising programs are and will continue to be subject to regulation in the United States by various federal, state and local regulatory authorities, including the Federal Trade Commission and the U.S. Food and Drug Administration. In addition, other governments and agencies in other jurisdictions regulate the sale and distribution of our products. Compliance with these regulations may have an adverse effect on our business. For example, compliance with anticipated changes in fire resistance laws may be costly and could have an adverse impact on the performance of our products. The U.S. Consumer Product Safety Commission and various state regulatory agencies are considering new rules relating to fire retardancy standards for the mattress and pillow industry. The State of California plans to adopt, proposed to be effective in 2005, new fire retardancy standards that have yet to be fully defined. If adopted, such new rules may adversely affect our costs, manufacturing processes and materials. We are developing product solutions that are intended to enable us to meet the new standards. Because the new standards have not been finally determined, however, our solutions may prove inadequate in enabling us to meet the new standards. We expect that any required product modifications will add cost to our product. Many foreign jurisdictions also regulate fire retardancy standards, and changes to these standards and changes in our products that require compliance with additional standards would raise similar risks.

Our marketing and advertising practices could also become the subject of proceedings before regulatory authorities or the subject of claims by other parties. In addition, we are subject to federal, state and local laws and regulations relating to pollution, environmental protection and occupational health and safety. We may not be in complete compliance with all such requirements at all times. We have made and will continue to make capital and other expenditures to comply with environmental and health and safety requirements. If a release of hazardous substances occurs on or from our properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any of our properties, we may be held liable and the amount of such liability could be material.

Allegations of the possibility of price fixing in the mattress industry could increase our costs or otherwise adversely affect our operations.

Our retail pricing policies are subject to antitrust regulations. If federal or state regulators initiate investigations into our pricing policies, our efforts to respond could force us to divert management resources and incur significant unanticipated costs. If the investigation resulted in a charge that our pricing practices or policies were in violation of applicable antitrust regulations, we could be subject to significant additional costs of defending such charges in a variety of venues and, ultimately, if there were an adjudication that we were in violation of federal, state or other antitrust laws, there could be an imposition of damages for persons injured, as well as injunctive relief. Any requirement that we pay fines or damages could decrease our liquidity and profitability, and any investigation that requires significant management attention or causes us to change our business practices could disrupt our operations, also resulting in a decrease in our liquidity and profitability.

Our product development and enhancements may not be successful, which could adversely affect our ability to compete and our revenues and profitability.

Our business focuses on mattresses and pillows made with our visco-elastic foam, and we are vulnerable to shifting consumer tastes and demands. Our growth and future success will depend, in part, upon our ability to enhance our existing products and to develop and market new products on a timely basis that respond to customer needs and achieve market acceptance. We may not be successful in developing or marketing enhanced or new products, and such products may not be accepted by the market.

We are subject to risks arising from our international operations, such as increased costs and the potential absence of intellectual property protection, which could impair our ability to compete and our profitability.

We currently conduct international operations in 15 countries directly and in 39 additional countries through distributors, and we may pursue additional international opportunities. We generated approximately 41.7% of our net sales from non-U.S. operations during the first nine months of 2003, and international suppliers provided a significant portion of our manufacturing material during this period. Our international operations are subject to the customary risks of operating in an international environment, including the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates, inflation and unstable political situations, the potential unavailability of intellectual property protection and labor issues.

Because we depend on our significant customers, a decrease or interruption in their business with us would adversely affect our sales and profitability.

Our top five customers, collectively, accounted for 22.4% of our net sales for the nine months ended September 30, 2003. During this period, our largest customer, Brookstone Company, Inc., accounted for 7.9% of our net sales. Many of our customer arrangements, including the one with Brookstone, are by purchase order or are terminable at will at the option of either party. A substantial decrease or interruption in business from our significant customers could result in write-offs or in the loss of future business and could have a material adverse effect on our liquidity and profitability.

In the future, retailers may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of stores that carry our products or increase the ownership concentration in the retail industry. Some of these retailers may decide to carry only a limited number of brands of mattress products, which could affect our ability to sell our products to them on favorable terms, if at all. Our loss of significant customers would impair our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.

We are subject to the possible loss of our third party distributor arrangements and disruption in product distribution in markets outside the range of our wholly-owned subsidiaries, which would adversely affect our sales and profitability.

We have third party distributor arrangements in the Asia/Pacific, Middle East, Eastern Europe, Central and South America, Canada and Mexico markets not reached by our wholly-owned subsidiaries. Most of these arrangements provide for exclusive rights for such distributors in a designated territory. If our third party distributors were to cease distributing our products, sales of our products may be adversely affected, because we may not be able to find replacement third party distributors or negotiate arrangements with such replacement third party distributors that are as favorable to us. In addition, under the laws of the applicable countries, we could have difficulty terminating these third party distributor arrangements if we choose to do so.

Our advertising expenditures may not result in increased sales or generate the levels of product and brand name awareness we desire and we may not be able to manage our advertising expenditures on a cost-effective basis.

A significant component of our marketing strategy involves the use of direct marketing to generate sales. Future growth and profitability will depend in part on the effectiveness and efficiency of our advertising expenditures, including our ability to:

•	create greater awareness of our products and brand name;

•	determine the appropriate creative message and media mix for future advertising expenditures;

•	effectively manage advertising costs, including creative and media, to maintain acceptable costs per inquiry, costs per order and operating margins; and

•	convert inquiries into actual orders.

Our advertising expenditures may not result in increased sales or generate sufficient levels of product and brand name awareness and we may not be able to manage such advertising expenditures on a cost effective basis.

If we are not able to protect our trade secrets or maintain our trademarks, patents and other intellectual property, we may not be able to prevent competitors from developing similar products or from marketing in a manner that capitalizes on our trademarks, and this loss of a competitive advantage could decrease our profitability and liquidity.

We rely on trade secrets to protect the design, technology and function of our visco-elastic foam and our products. To date, we have not sought United States or international patent protection for our principal product formula and manufacturing processes. Accordingly, we may not be able to prevent others from developing visco-elastic foam and products that are similar to or competitive with our products. Our ability to compete effectively with other companies also depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. We own several patents on aspects of our products and have patent applications pending on aspects of our manufacturing processes. However, the principal product formula and manufacturing processes for our visco-elastic foam and our products are not patented. We own eight United States patents, and we have 10 United States patent applications pending. Further, we own approximately thirty-two foreign patents, and we have approximately fifteen foreign patent applications pending. In addition, we hold approximately 86 trademark registrations worldwide. We own United States and foreign registered trade names and service marks and have applications for the registration of trade names and service marks pending domestically and abroad. We also license certain intellectual property rights from third parties.

Although our trademarks are currently registered in the United States and registered or pending in thirty foreign countries, they could be circumvented, or violate the proprietary rights of others, or we could be prevented from using them if challenged. A challenge to our use of our trademarks could result in a negative ruling regarding our use of our trademarks, their validity or their enforceability, or could prove expensive and time consuming in terms of legal costs and time spent defending against it. Any loss of trademark protection could result in a decrease in sales or cause us to spend additional amounts on marketing, either of which could decrease our liquidity and profitability. In addition, if we incur significant costs defending our trademarks that could also decrease our liquidity and profitability. In addition, we may not have the financial resources necessary to enforce or defend our trademarks. Furthermore, our patents may not provide meaningful protection and patents may never be issued for our pending patent applications. It is also possible that others could bring claims of infringement against us, as our principal product formula and manufacturing processes are not patented, and that any licenses protecting our intellectual property could be terminated. If we were unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, this loss of a competitive advantage could result in decreased sales or increased operating costs, either of which would decrease our liquidity and profitability.

In addition, the laws of certain foreign countries may not protect our intellectual property rights and confidential information to the same extent as the laws of the United States or the European Union. Third parties, including competitors, may assert intellectual property infringement or invalidity claims against us that could be upheld. Intellectual property litigation, which could result in substantial cost to and diversion of effort by us, may be necessary to protect our trade secrets or proprietary technology or for us to defend against claimed infringement of the rights of others and to determine the scope and validity of others’ proprietary rights. We may not prevail in any such litigation, and if we are unsuccessful, we may not be able to obtain any necessary licenses on reasonable terms or at all.

We are subject to fluctuations in the cost of raw materials, and increases in these costs would adversely affect our liquidity and profitability.

The major raw materials that we purchase for production are polyol, an industrial commodity based on petroleum, and proprietary additives. The price and availability of these raw materials are subject to market conditions affecting supply and demand. Our financial condition or results of operations may be materially and adversely affected by increases in raw material costs to the extent we are unable to pass those higher costs to our customers.

Loss of suppliers and disruptions in the supply of our raw materials could increase our costs of production and reduce our ability to compete effectively.

We currently obtain all of the materials used to produce our visco-elastic foam from outside sources. We currently acquire almost all of our polyol from one supplier. If we were unable to obtain polyol from this supplier, we would have to find a replacement supplier. Any substitute arrangements for polyol might not be on terms as favorable to us as our current terms. In addition, we purchase proprietary additives from a number of vendors, including one from whom we are obligated to purchase minimum quantities. We may not be able to prevent an interruption of production if any supplier were to discontinue supplying us for any reason. We maintain relatively small supplies of our raw materials on-site, and any disruption in the on-going shipment of supplies to us could interrupt production of our products, which could result in a decrease of our sales, or could cause an increase in our cost of sales, and either of these results could decrease our liquidity and profitability. In addition, we outsource much of the sewing and cutting of our mattress and pillow covers to Poland and the Ukraine. If we were no longer able to outsource this labor, we could be forced to source it elsewhere at a higher cost. To the extent we were unable to pass those higher costs to our customers, those costs could reduce our gross profit margin, which could result in a decrease in our liquidity and profitability.

We may be adversely affected by fluctuations in exchange rates, which could affect the costs of our products and our ability to sell our products in foreign markets.

Approximately 41.7% of our net sales were received or denominated in foreign currency for the nine months ended September 30, 2003. As a result, we are exposed to foreign currency exchange rate risk, primarily with respect to changes in value of certain foreign currency denominated assets and liabilities of our Denmark manufacturing operations. Although we have in the past entered into hedging transactions to manage this risk and expect that we will continue to do so in the future, the hedging transactions may not succeed in managing our foreign currency exchange rate risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Exposures.”

For the purposes of financial reporting, any change in the value of foreign currency against the United States Dollar during a given financial reporting period would result in a foreign exchange gain or loss on the translation of any United States Dollar-denominated debt into such foreign currency. We do not enter into hedging transactions to hedge this risk. Consequently, our reported earnings and financial position debt could fluctuate materially as a result of foreign exchange gains or losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Foreign Currency Exposures.”

We produce all of our products in two manufacturing facilities, and unexpected equipment failures, delays in deliveries or catastrophic loss may lead to production curtailments or shutdowns.

We manufacture all of our products at our two facilities in Aarup, Denmark and Duffield, Virginia. An interruption in production capabilities at these plants as a result of equipment failure could result in our inability to produce our products, which would reduce our sales and earnings for the affected period. In addition, we generally deliver our products only after receiving the order from the customer or the retailer and thus do not hold large inventories. In the event of a stoppage in production at either of our manufacturing facilities, even if only temporary, or if we experience delays as a result of events that are beyond our control, delivery times could be severely affected. For example, our third party carrier could potentially be unable to deliver our products within acceptable time periods due to a labor strike or other disturbance in its business. Any significant delay in deliveries to our customers could lead to increased returns or cancellations and cause us to lose future sales. Any increase in freight charges could increase our costs of doing business and harm our profitability. We have introduced new distribution programs to increase our ability to deliver products on a timely basis, but if we fail to deliver products on a timely basis, we may lose sales which could decrease our liquidity and profitability. Our manufacturing facilities are also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. We may in the future experience material plant shutdowns or periods of reduced production as a result of equipment failure, delays in deliveries or catastrophic loss.

If we are unable to expand our manufacturing capacity on a timely basis, we may not be able to meet the anticipated demand for our products, and if the cost of building these expansions exceeds our estimates, it may have a material adverse effect on our liquidity. In March 2003, we began construction of a $20.0 million addition to our United States manufacturing facility. Total expected capital expenditures related to this expansion will be $18.0 million for 2003, of which we spent $10.1 million through September 30, 2003. Additionally, we plan to begin expanding mattress production capacity in our Denmark manufacturing facility in the fourth quarter of 2004. We expect our total capital expenditures related to that expansion to be $20.0 million in 2004. In May 2003, we engaged a site selection firm to assist us in selecting a location for our third manufacturing facility, which will be located in Albuquerque, New Mexico. This facility is currently expected to require capital expenditures of approximately $45.0 million and to be completed by the fourth quarter of 2006. If our expansion is delayed, we may not have the manufacturing capacity necessary to meet anticipated future demand for our products. In addition, if our capital expenditures exceed our estimates, our liquidity and profitability could be impaired.

A deterioration in labor relations could disrupt our business operations and increase our costs, which could decrease our liquidity and profitability.

As of September 30, 2003, we had approximately 1,000 full-time employees, with approximately 400 in the United States, 300 in Denmark and 300 in the rest of the world. The employees in Denmark are under a government labor union contract but those in the United States are not. Any significant increase in our labor costs could decrease our liquidity and profitability, and any deterioration of employee relations, slowdowns or work stoppages at any of our locations, whether due to union activities, employee turnover or otherwise, could result in a decrease in our net sales or an increase in our costs, either of which could decrease our liquidity and profitability.

The loss of the services of any members of our senior management team could adversely affect our ability to execute our business strategy and as a result, adversely affect our sales and profitability.

We depend on the continued services of our senior management team. The loss of such key personnel could have a material adverse effect on our ability to execute our business strategy and on our financial condition and results of operations. We do not maintain key-person insurance for members of our senior management team other than Robert B. Trussell, Jr. We may have difficulty replacing members of our senior management team who leave and, therefore, the loss of the services of any of these individuals could harm our business.

Our leverage limits our flexibility and increases our risk of default.

As of September 30, 2003, the book value of our long-term debt was $382.5 million, and our stockholders’ equity was $25.5 million and as of September 30, 2003 on a pro forma basis after giving effect to this offering, the book value of our long-term debt would be $308.2 million and our stockholders’ equity would be $104.8 million. Our high degree of leverage could have important consequences to you, such as:

•	limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we compete and increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain in the future additional financing we may need to fund future working capital, capital expenditures, product development, acquisitions or other corporate requirements;

•	requiring the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our debt, which will reduce the availability of cash flow to fund working capital, capital expenditures, product development, acquisitions and other corporate requirements; and

•	placing us at a competitive disadvantage compared to competitors who are less leveraged and have greater financial and other resources.

In addition, the instruments governing our debt contain financial and other restrictive covenants, which limit our operating flexibility and could prevent us from taking advantage of business opportunities. In addition, our failure to comply with these covenants may result in an event of default. If such event of default is not cured or waived, we may suffer adverse effects on our operations, business or financial condition, including acceleration of our debt.

Our ability to meet our debt obligations and to reduce our indebtedness will depend on our future performance, which depends partly on general economic conditions and financial, business, political and other factors that are beyond our control. We may not be able to continue to generate cash flow from operations at or above current levels and meet our cash interest payments on all of our debt and other liquidity needs. If our cash flow and capital resources are insufficient to allow us to make scheduled payments on the senior subordinated notes or our other debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We may not be able to pay or refinance our debt on acceptable terms or at all. Our ability to refinance all or a portion of our debt or to obtain additional financing is substantially limited under the terms of the indenture governing the senior subordinated notes and the amended senior credit facilities. Under the terms of our debt instruments, we and our subsidiaries may be able to incur substantial additional indebtedness in the future, which would exacerbate the risks associated with our substantial leverage.

If our business plans change or if general economic, financial or political conditions in any of our markets or competitive practices in our industry change materially from those currently prevailing or from those now anticipated, or if other presently unexpected circumstances arise that have a material effect on the cash flow or profitability of our business, the anticipated cash needs of our business as well as the conclusions as to the adequacy of the available sources could change significantly. Any of these events or circumstances could involve significant additional funding needs in excess of the identified currently available sources, and could require us to raise additional capital to meet those needs. However, our ability to raise additional capital, if necessary, is subject to a variety of additional factors, including the commercial success of our operations, the volatility and demand of the capital and lending markets and the future market prices of our securities.

We are vulnerable to interest rate risk with respect to our debt, which could lead to an increase in interest expense.

We are subject to interest rate risk in connection with our issuance of variable rate debt under our amended senior credit facilities. Interest rate changes could increase the amount of our interest payments and thus, negatively impact our future earnings and cash flows. We estimate that our annual interest expense on the unhedged portion of our floating rate indebtedness would increase by $1.7 million for each 1% increase in interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations  —Interest Rate Risk.”

Risks Related to this Offering

There may not be an active, liquid trading market for our common stock.

Prior to this offering, there has been no public market for our common stock. An active, liquid trading market for our common stock may not develop or be maintained following this offering. As a result, you may not be able to sell your shares of our common stock quickly or at the market price. The initial public offering price of our common stock was determined by negotiation between us and representatives of the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the completion of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price.

Our stock price will likely be volatile, your investment could decline in value, and we may incur significant costs from class action litigation.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•	actual or anticipated variations in our quarterly operating results, including those resulting from seasonal variations in our business;

•	introductions or announcements of technological innovations or new products by us or our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to patent our products and technologies;

•	changes in our financial estimates by securities analysts;

•	conditions or trends in the specialty bedding industry;

•	additions or departures of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	regulatory developments in the United States and abroad; and

•	economic and political factors.

In addition, the stock market in general has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to operating performance. These broad market factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in potential liabilities, substantial costs, and the diversion of our management’s attention and resources, regardless of the outcome.

Future sales of our common stock may depress our stock price.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be 97,266,520 shares of our common stock outstanding immediately after this offering, based on the number of shares of our common stock outstanding as of November 15, 2003. All of the shares of our common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares of our common stock purchased by our executive officers, directors, principal stockholders, and some related parties. For more information, see “Shares Eligible for Future Sale.”

Although substantially all our stockholders have agreed with our underwriters to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their stock, except in limited circumstances, the underwriters, at their discretion, can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which would likely reduce the market price for shares of our common stock.

After this offering, we intend to register 15,033,720 shares of our common stock that are reserved for issuance upon the exercise of options granted or reserved for grant under our 2002 Stock Option Plan, our 2003 Equity Incentive Plan and our 2003 Employee Stock Purchase Plan. Once we register these shares of our common stock, stockholders can sell them in the public market upon issuance, subject to restrictions under the securities laws and any applicable lock-up agreements. In addition, some of our existing stockholders will be entitled to register their shares of our common stock after this offering.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will incur immediate and substantial dilution of $15.96 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, after giving effect to the $160.0 million return of capital paid to our equityholders in August 2003 as part of the recapitalization, purchasers of shares of our common stock in this offering will have contributed approximately 86.7% of the aggregate price paid by all purchasers of our stock, but will own only approximately 6.4% of the shares of our common stock outstanding after the offering based on the number of shares of our common stock and common stock equivalents outstanding as of November 15, 2003. In addition, if the holders of outstanding options and warrants exercise those options at prices below the initial public offering price, you will incur further dilution. We may also acquire other companies or technologies or finance strategic alliances by issuing equity, which may result in additional dilution to you.

Our current principal stockholders own a large percentage of our common stock and could limit you from influencing corporate decisions.

Immediately after this offering, our executive officers, directors, current principal stockholders, and their respective affiliates will beneficially own, in the aggregate, approximately 73.6% of our outstanding common stock. These stockholders, as a group, would be able to control substantially all matters requiring approval by our stockholders, including mergers, sales of assets, the election of all directors, and approval of other significant corporate transactions, in a manner with which you may not agree or that may not be in your best interest.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to you.

Provisions of Delaware law and our certificate of incorporation and by-laws could hamper a third party’s acquisition of us, or discourage a third party from attempting to acquire control of us. You may not have the opportunity to participate in these transactions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

These provisions include:

•	our ability to issue preferred stock with rights senior to those of the common stock without any further vote or action by the holders of our common stock;

•	the requirements that our stockholders provide advance notice when nominating our directors; and

•	the inability of our stockholders to convene a stockholders’ meeting without the chairperson of the board, the president, or a majority of the board of directors first calling the meeting.

Our management will have broad discretion in the use of net proceeds from this offering and may not use those proceeds in ways that will enhance our market value.

As of the date of this prospectus, we cannot specify with certainty the amounts we will spend on particular uses from the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds but currently intends to use the net proceeds as described in “Use of Proceeds.” If our management does not apply these funds effectively, we could lose significant business opportunities. Furthermore, our stock price could decline if the market does not view favorably our use of the proceeds from the offering.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

In August 2003, in connection with the recapitalization, we paid approximately $160.0 million to our equityholders as a return of capital and we do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of the instruments governing our existing debt and any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

You may be unable to pursue claims against Arthur Andersen, the independent auditors who audited financial statements of our predecessor company.

Arthur Andersen LLP, independent auditors, have audited the consolidated financial statements of our predecessor company at December 31, 2001 and 2000, and for each of the two years in the period ended December 31, 2001, as set forth in their report. We have included these consolidated financial statements of our predecessor company in this prospectus and elsewhere in the registration statement in reliance on Arthur Andersen LLP’s report, given on their authority as experts in accounting and auditing.

In June 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges. As a result of its conviction, Arthur Andersen has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking recovery from, Arthur Andersen, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimates,” “expects,” “anticipates,” projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but there can be no assurance that we will realize our expectations or that our beliefs will prove correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors.” As described herein, such risks, uncertainties and other important factors include, among others:

•	the level of competition in the mattress and pillow industries;

•	our ability to effectively manage and sustain our growth;

•	risks arising from having a new senior management team;

•	our ability to maintain our return rates and warranty reserves;

•	liability relating to our products;

•	changes in, or failure to comply with, federal, state and/or local governmental regulations;

•	our involvement in any government investigation and associated litigation or proceedings relating to any allegations of the possibility of price fixing in the mattress industry;

•	our ability to enhance our existing products and to develop and market new products on a timely basis;

•	risks arising from our international operations;

•	our dependence on our significant customers;

•	our ability to maintain our third party distributor arrangements;

•	the efficiency and effectiveness of our advertising campaign and other marketing programs in building product and brand awareness and increasing sales;

•	our ability to protect our patents and other intellectual property, as well as successfully defend against claims brought by our competitors under their patents and intellectual property;

•	our ability to comply with environmental, health and safety requirements;

•	fluctuations in the cost of raw materials, the possible loss of suppliers and disruptions in the supply of our raw materials;

•	fluctuations in exchange rates;

•	unexpected equipment failures, delays in deliveries or catastrophic loss at our manufacturing facilities;

•	potential conflicts of interest between you and our controlling stockholders;

•	our ability to maintain our labor relations;

•	our ability to rely on the services of our senior management team;

•	risks arising from our degree of leverage; and

•	increase in interest expense.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required by law, we undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We estimate that the net proceeds from this offering with respect to the shares to be sold by us will be $79.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds of this offering to repay a portion of our outstanding indebtedness.

Our amended senior credit facilities consist of term loan A facilities, a term loan B facility and revolving credit facilities. The revolving credit facilities and the term loan A facilities will mature in 2008, and the term loan B facility will mature in 2009. Borrowings under our amended senior credit facilities bear interest, at the option of the borrower subsidiaries, at either a base rate, plus an applicable margin for the term loan facilities and revolving credit facilities, respectively, or a Eurodollar rate on deposits for one, two, three or six-month periods, plus an applicable margin for the term loan facilities and revolving credit facilities, respectively. Borrowings under our amended senior credit facilities as of September 30, 2003 had a blended annual interest rate of 4.65%. Our senior subordinated notes bear interest at an annual rate of 10.25% and mature on August 15, 2010. Borrowings under the amended senior credit facilities and the net proceeds from the senior subordinated notes were used to fund the recapitalization in August 2003, refinance amounts borrowed to fund the acquisition of Tempur in 2002 and for working capital purposes.

The foregoing use of the net proceeds from this offering represents our current intentions based upon our present plans and business condition. We retain broad discretion in the allocation and use of the net proceeds of this offering, and a change in our plans or business condition could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus. Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, investment grade, interest-bearing securities.

DIVIDEND POLICY

In connection with the recapitalization, in August 2003 we distributed approximately $160.0 million to our equityholders as a return of capital. We currently intend to retain our future earnings, if any, to support the growth and development of our business, and we do not anticipate paying any dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of September 30, 2003, on an actual basis and on an as adjusted basis to give effect to the offering.

	As of September 30, 2003
	Actual	As Adjusted
($ in millions)
Cash and cash equivalents	$12.5	$12.5

Long-term debt (including current portion):
Amended senior credit facilities(1)	$229.9	$208.1
Senior Subordinated Notes due 2010	150.0	97.5
Mortgage payable	2.1	2.1
Capital leases and other	0.5	0.5

Total long-term debt	382.5	308.2
Stockholders’ equity:
Series A convertible preferred stock	157.2	—
Class A common stock	—	—
Class B-1 common stock	—	—
Common stock	—	1.0
Additional paid in capital	20.8	259.2
Class B-1 common stock warrants	2.3	—
Deferred stock compensation, net of amortization	(0.1)	(0.1)
Unearned stock-based compensation	(11.3)	(11.3)
Retained earnings(2)	(148.0)	(148.6)
Accumulated other comprehensive income	4.6	4.6

Total stockholders’ equity	25.5	104.8

Total capitalization	$408.0	$413.0

(1)	Does not include outstanding revolving credit borrowings of approximately $11.5 million under our amended senior credit facilities as of November 30, 2003.
(2)	Includes approximately $5.4 million in redemption premiums payable to the holders of the senior subordinated notes in connection with our proposed redemption of the notes, offset by decreased interest expense of approximately $4.5 million due to lower borrowings.

Shares of common stock to be outstanding after the offering do not include 6,533,720 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $1.87 per share as of September 30, 2003. None of these outstanding options were vested and exercisable as of September 30, 2003.

DILUTION

The historical net tangible book value of our common stock as of September 30, 2003 was a deficit of $(264.9) million, or $(2.91) per share. The historical net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of common shares outstanding. The pro forma net tangible book value of our common stock as of September 30, 2003 was a deficit of $(190.5) million, or $(1.96) per share. The pro forma net tangible book value per share of our common stock is the difference between our tangible assets and our liabilities, divided by the number of shares of our common stock outstanding as of September 30, 2003, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock and all outstanding classes of our common stock and the mandatory exercise of all of our outstanding warrants into 91,016,520 shares of our common stock upon the completion of this offering. For new investors in our common stock, dilution is the per share difference between the initial public offering price of our common stock and the pro forma net tangible book value of our common stock immediately after completing this offering. Dilution in this case results from the fact that the per share offering price of our common stock is substantially in excess of the per share price paid by our current stockholders.

As of September 30, 2003, after giving effect to the sale of the shares of our common stock offered by us under this prospectus after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value per share of our common stock would have been a deficit of $(1.96) per share. Therefore, the new investors in our common stock would have paid $14.00 for a share of common stock having a pro forma net tangible book value of a deficit of approximately $(1.96) per share after this offering. That is, their investment would have been diluted by approximately $15.96 per share. At the same time, our current stockholders would have realized an increase in pro forma net tangible book value of $.95 per share after this offering without further cost or risk to themselves. The following table illustrates this per share dilution:

Initial public offering price per share		$14.00
Pro forma net tangible book value per share before this offering	$(2.91)
Increase in pro forma net tangible book value per share attributable to investors in this offering	$.95

Pro forma net tangible book value per share after this offering		$(1.96)

Dilution per share to new investors		$15.96

The following table sets forth, as of September 30, 2003, on a pro forma basis to give effect to the conversion of all shares of our convertible preferred stock and all outstanding classes of our common stock and the mandatory exercise of all of our outstanding warrants into 91,016,520 shares of common stock, the number of shares of common stock purchased in this offering, the total consideration paid, and the average price per share paid by existing and new stockholders, before deducting underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased			Total Consideration		Average Price Per Share
	Number		Percent	Amount	Percent
Existing stockholders(1)	91,016,520	(2)	93.6%	$13.4	13.3%	$.15
New investors	6,250,000		6.4	87.5	86.7	$14.00

Total	97,266,520		100.0%	$100.9	100.0%	$1.04

(1)	Total consideration to existing stockholders reflects $160.0 million distributed to these existing stockholders as a return of capital.
(2)	Excludes an aggregate of 6,533,720 shares of common stock issuable pursuant to stock options outstanding as of September 30, 2003 at an exercise price per share of $1.87.

UNAUDITED PRO FORMA AS ADJUSTED FINANCIAL INFORMATION

The following unaudited pro forma as adjusted condensed consolidated financial data for the nine months ended September 30, 2003 and the twelve months ended December 31, 2002 are based on the historical financial statements included elsewhere in this prospectus.

The recapitalization occurred in August 2003. Because the balance sheet as of September 30, 2003 included elsewhere in this prospectus includes the effects of the Tempur acquisition and recapitalization, no pro forma as adjusted balance sheet information is presented. The pro forma as adjusted condensed consolidated statements of operations for the nine months ended September 30, 2003 and the twelve months ended December 31, 2002 are adjusted to give effect to the Tempur acquisition, the recapitalization and the offering as if they had occurred at the beginning of the periods presented. The pro forma adjustments are described in the accompanying notes and are based upon available information and certain assumptions that management believes are reasonable.

The unaudited condensed consolidated pro forma as adjusted financial data do not purport to represent what our results of operations or financial condition would actually have been had these transactions occurred on the dates indicated or to project our results of operations or financial condition for any future period or date. The unaudited pro forma as adjusted condensed consolidated financial data should be read in conjunction with our and our predecessor company’s historical financial statements and related notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Unaudited Pro Forma As Adjusted Condensed Consolidated Statement of Income

for the Twelve Months Ended December 31, 2002

	Historical Period from January 1, 2002 to October 31, 2002	Historical Period from November 1, 2002 to December 31, 2002	Pro Forma Tempur Acquisition Adjustments		Pro Forma Recapitalization Adjustments		Pro Forma		Pro Forma Offering Adjustments		Pro Forma as Adjusted
($ in thousands, except per share data)
Net sales	$237,314	$60,644	$—		$—		$297,958		$—		$297,958
Cost of sales	110,228	37,811	(2,011	)(a)	—		146,028		—		146,028
Operating expenses	86,693	23,816	7,605	(b)	—		118,114		—		118,114

Operating income/(loss)	40,393	(983)	(5,594)		—		33,816		—		33,816
Net interest (income)/expense	6,292	2,955	5,888	(c)	14,165	(d)	29,300		(6,103	)(e)	23,197
Other (income)/expense	1,724	(1,330)	—		—		394		—		394

Income/(loss) before income taxes	32,377	(2,608)	(11,482)		(14,165)		4,122		6,103		10,225
Income taxes	12,436	640	(4,478	)(f)	(5,524	)(f)	3,074		2,380	(f)	5,454

Net income/(loss)	$19,941	$(3,248)	$(7,004)		$(8,641)		$1,048		$3,723		$4,771
Preferred stock dividend	1,238	1,958	—		—		3,196		(3,196	)(g)	—

Net income/(loss) available to common stockholders	$18,703	$(5,206)	$(7,004)		$(8,641)		$(2,148)		$6,919		$4,771

Earnings per share
Basic		$(.67)					$.01				$.05
Diluted		$(.67)					$.01				$.05
Weighted average shares (in thousands)
Basic		7,815					95,689	(h)			95,689	(h)
Diluted		7,815					100,907	(h)			100,907	(h)

See accompanying Notes to Unaudited Pro Forma As Adjusted Financial Data

Unaudited Pro Forma As Adjusted Condensed Consolidated Statement of Income

for the Nine Months Ended September 30, 2003

	Historical Period from January 1, 2003 to September 30, 2003	Pro Forma Recapitalization Adjustments		Pro Forma	Pro Forma Offering Adjustments		Pro Forma as Adjusted
($ in thousands, except per share data)
Net sales	$342,359	$—		$342,359	$—		$342,359
Cost of sales	158,804	—		158,804	—		158,804
Operating expenses	125,015	—		125,015	—		125,015

Operating income/(loss)	58,540	—		58,540	—		58,540
Net interest (income)/expense	13,741	9,316	(d)	23,057	(4,442	)(e)	18,615
Other (income)/expense	1,478	—		1,478	—		1,478

Income/(loss) before income taxes	43,321	(9,316)		34,005	4,442		38,447
Income taxes	17,332	(3,633	)(f)	13,699	1,733	(f)	15,432

Net income/(loss)	$25,989	$(5,683)		$20,306	$2,709		$23,015
Preferred stock dividend	8,764	—		8,764	(8,764	)(g)	—

Net income/(loss) available to common stockholders	$17,225	$(5,683)		$11,542	$11,473		$23,015

Earnings per share
Basic	$2.13			$1.43			$.24
Diluted	$.28			$.22			$.23
Weighted average shares (in thousands)
Basic	8,091			8,091			95,689	(h)
Diluted	93,143			93,143			100,907	(h)

See accompanying Notes to Unaudited Pro Forma As Adjusted Financial Data

Notes to Unaudited Pro Forma As Adjusted Financial Data

(dollars in thousands)

(a)	Represents the step-up in the value of inventories acquired in the Tempur acquisition to fair market value.

Twelve months Ended December 31, 2002
Estimated inventory step-up adjustment as if the Tempur acquisition occurred at the beginning of the respective period	$7,769

Actual Tempur acquisition step-up adjustment recorded as of November 1, 2002	9,780

$(2,011)

(b)	Represents additional depreciation expense on step-up in the value of property, plant and equipment acquired in the Tempur acquisition to fair market value and additional amortization of the intangibles resulting from the Tempur acquisition.

Twelve months Ended December 31, 2002
Additional depreciation expense on the step-up in the value of property, plant and equipment as if the Tempur acquisition occurred as of the beginning of the respective period	$304

Additional amortization expense of intangible assets resulting from the Tempur acquisition as if the Tempur acquisition occurred at the beginning of the respective period	7,301

$7,605

(c)	Represents additional interest expense and amortization of debt issuance costs associated with Tempur acquisition borrowings for the Tempur pre-acquisition period, net of the elimination of Tempur pre-acquisition interest and amortization expense.

Twelve months Ended December 31, 2002
Additional interest expense as if the Tempur acquisition occurred at the beginning of the respective period, net of the elimination of Tempur pre-acquisition interest expense	$4,855

Additional debt issuance costs amortization as if the Tempur acquisition occurred at the beginning of the respective period	1,033

$5,888

Interest expense was calculated using an assumed variable interest rate of 4.6% (three-month LIBOR plus applicable margin of 375 points) on the amended senior credit facilities and 12.5% on the mezzanine debt facility entered into in conjunction with Tempur acquisition. The actual interest rates on the variable rate indebtedness incurred to consummate the Tempur acquisition could vary from those used to compute the above adjustment of interest expense. A one-half percent increase in these rates would increase interest expense for the the twelve months ended December 31, 2002 by approximately $0.7 million.

(d)	Represents additional interest expense and amortization of debt issuance costs associated with the recapitalization.

	Twelve months Ended December 31, 2002	Nine months Ended September 30, 2003

Additional interest expense as if the recapitalization occurred at the beginning of the respective period	$12,724	$8,382

Additional debt issuance costs amortization as if the recapitalization occurred at the beginning of the respective period, net of the elimination of amortization with respect to the mezzanine debt facility	1,441	934

	$14,165	$9,316

Interest expense on the notes was calculated using the actual interest rate on the notes. The assumed weighted average variable interest rate of 4.5% (three-month LIBOR plus applicable margin of 325 to 350 points) on the variable rate indebtedness incurred to consummate the recapitalization could vary from those used to compute the above adjustment of interest expense. A one-half percent increase in these variable rates would increase interest expense for the nine months ended September 30, 2003 and the twelve months ended December 31, 2002 by approximately $0.8 million and $2.0 million, respectively.

(e)	Represents reduction of interest expense due to the prepayment of debt from the proceeds of this offering, net of additional amortization of deferred financing costs.

	Twelve months Ended December 31, 2002	Nine months Ended September 30, 2003
Reduction of interest expense due to prepayment of debt	$(6,463)	$(4,828)
Additional amortization of deferred financing cost	360	386

	$(6,103)	$(4,442)

(f)	Reflects the tax effects of the recapitalization and Tempur acquisition pro forma adjustments based upon an effective tax rate of 39%.

(g)	Represents elimination of preferred stock dividend as preferred stock will convert to common stock following this offering.

(h)	Pro forma earnings per share is based on the weighted average number of shares of common stock outstanding after giving effect to the offering, the automatic conversion of all outstanding shares of our convertible preferred stock and all outstanding classes of our common stock and the mandatory exercise of our outstanding warrants into shares of our common stock upon completion of the offering and the 525-for-one stock split granted in the form of a stock dividend.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth our selected historical consolidated financial and operating data for the periods indicated. Our predecessor company for periods prior to January 1, 2000 is a combination of our Danish manufacturing operations and the United States distribution entity and is sometimes referred to as the pre-predecessor company. Tempur World, Inc. was formed on January 1, 2000 to combine the manufacturing facilities and the worldwide distribution capabilities of all Tempur products, and our predecessor company for the period from January 1, 2000 to October 31, 2002 is Tempur World, Inc. We completed the Tempur acquisition (which we accounted for using the purchase method of accounting) as of November 1, 2002. As a result of adjustments to the carrying value of assets and liabilities pursuant to the acquisition, the financial position and results of operations for periods subsequent to the Tempur acquisition are not comparable to those of our predecessor or pre-predecessor companies.

We have derived the statement of operations and balance sheet data for our pre-predecessor company as of and for the years ended April 30, 1998 and 1999 and the eight months ended December 31, 1999 from the combined audited financial statements of our pre-predecessor company. We have derived the statements of operations and balance sheet data as of and for the years ended December 31, 2000 and 2001 and the ten months ended October 31, 2002 from the audited financial statements of our predecessor company. We have derived our statements of operations and balance sheet data as of and for the two months ended December 31, 2002 from our audited financial statements. We have derived the statement of operations data and balance sheet data as of and for the nine month period ended September 30, 2002 from our predecessor company’s unaudited condensed consolidated interim financial statements. We have derived the statement of operations and balance sheet data as of and for the nine month period ended September 30, 2003 from our unaudited condensed consolidated interim financial statements. In the opinion of management, our unaudited condensed consolidated interim financial statements have been prepared on a basis consistent with our audited financial statements for the two months ended December 31, 2002 and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the interim period. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or any future period. Our predecessor company’s financial statements as of and for the years ended December 31, 2000 and 2001 and the ten months ended October 31, 2002, its unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2002 and our financial statements for the two months ended December 31, 2002 and our unaudited condensed consolidated interim financial statements as of and for the nine months ended September 30, 2003 are included elsewhere in this prospectus.

	Pre-Predecessor			Predecessor			Tempur- Pedic International	Predecessor	Tempur- Pedic International
	Year ended April 30,		8 Months ended December 31, 1999	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Nine Months ended September 30, 2002	Nine Months ended September 30, 2003
	1998	1999		2000	2001
								(unaudited)	(unaudited)
($ in thousands, except per share data)
Statement of Operations Data:
Net sales	$58,800	$85,245	$73,635	$161,969	$221,514	$237,314	$60,644	$205,944	$342,359
Cost of sales(1)	37,932	55,500	45,755	89,450	107,569	110,228	37,811	95,822	158,804

Gross profit	20,868	29,745	27,880	72,519	113,945	127,086	22,833	110,122	183,555
Operating expenses(2)	10,795	21,678	16,410	50,081	83,574	86,693	23,816	77,627	125,015

Operating income/(loss)	10,073	8,067	11,470	22,438	30,371	40,393	(983)	32,495	58,540
Net interest expense	482	976	997	2,225	6,555	6,292	2,955	5,713	13,741
Other (income)/expense	(1,337)	(10)	793	947	316	1,724	(1,330)	(652)	1,478

Income/(loss) before income taxes	10,928	7,101	9,680	19,266	23,500	32,377	(2,608)	27,434	43,321
Income taxes	4,821	2,821	3,851	6,688	11,643	12,436	640	12,493	17,332

Net income/(loss)	6,107	4,280	5,829	12,578	11,857	19,941	(3,248)	14,941	25,989
Preferred stock dividend	—	—	—	—	345	1,238	1,958	1,109	8,764

Net income/(loss) available to common stockholders	$6,107	$4,280	$5,829	$12,578	$11,512	$18,703	$(5,206)	$13,832	$17,225

Earnings per share(3)
Basic							$(.67)		$2.13
Diluted							$(.67)		$.28
Weighted average shares (in thousands)
Basic							7,815		8,091
Diluted							7,815		93,143
Balance Sheet Data (at end of period):
Cash and cash equivalents	$2,412	$2,877	$1,984	$10,572	$7,538	$6,380	$12,654	$5,518	$12,512
Total assets	34,520	49,276	66,404	144,305	176,841	199,641	448,593	193,432	535,183
Total debt	6,496	8,637	19,508	71,164	106,023	89,050	198,352	91,454	382,532
Redeemable preferred stock	—	—	—	—	11,715	15,331	—	15,199	—
Total stockholders’ equity	9,495	12,862	14,424	38,237	16,694	39,895	151,606	34,746	25,523

Other Financial and Operating Data (GAAP):
Depreciation and amortization				$6,002	$10,051	$10,383	$3,306	$10,066	$14,437
Net cash provided by operating activities				1,125	19,716	22,706	12,385	15,091	41,770
Net cash used in investing activities				(27,014)	(34,862)	(4,646)	(1,859)	(3,534)	(16,545)
Net cash (used in)/provided by financing activities				34,314	12,593	(19,702)	(4,221)	(13,330)	(24,808)
Capital expenditures				27,418	35,241	9,175	1,961	7,660	17,266
Other Financial and Operating Data (non-GAAP):
Number of pillows sold(4)				1,717,476	1,819,993	1,528,608	407,476	1,354,331	2,199,223
Number of mattresses sold(4)				173,338	212,695	218,656	50,564	194,085	283,078

(1)	Includes $9.8 million in non-cash charges for the two months ended December 31, 2002 relating to the step-up in inventory as of November 1, 2002 relating to the Tempur acquisition.
(2)	Includes $19.3 million in non-cash charges for the nine months ended September 30, 2003 comprised of $13.6 million relating to the non-recurring write-off of deferred financing fees in connection with the recapitalization, $3.8 million in amortization of definite-lived intangibles and $1.9 million in non-cash stock-based compensation expense relating to stock option grants and acceleration.
(3)	Pre-predecessor company and predecessor company earnings per share have been omitted as such information is not considered meaningful due to the change in capital structure that occurred with the Tempur acquisition.
(4)	Number of units sold is before the consideration of returned mattresses and pillows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the section “Selected Historical Consolidated Financial and Operating Data,” the audited consolidated financial statements and accompanying notes thereto and the unaudited consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus. Unless otherwise noted, all of the financial information in this prospectus is consolidated financial information for Tempur-Pedic International Inc. or its predecessors. The forward-looking statements in this discussion regarding the mattress and pillow industries, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described under “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those contained in any forward-looking statements.

General

We are a rapidly growing, vertically-integrated manufacturer, marketer and distributor of premium visco-elastic foam mattresses and pillows that we sell globally in 54 countries primarily under the Tempur® and Tempur-Pedic® brands. We believe our premium mattresses and pillows are more comfortable than standard bedding products because our proprietary visco-elastic foam is temperature sensitive, has a high density and conforms to the body to therapeutically align the neck and spine, thus reducing neck and lower back pain, two of the most common complaints about other sleep surfaces. In the three year period ended December 31, 2002, our total net sales grew at a compound annual rate of approximately 36% and for the nine months ended September 30, 2003 we had total net sales of $342.4 million.

Tempur-Pedic International was formed in 2002 by TA and FFL to acquire Tempur World, Inc., or Tempur World. This acquisition occurred effective November 1, 2002. The financial information for the periods prior to November 1, 2002 are based on the financial information for Tempur World and its consolidated subsidiaries, which we sometimes collectively refer to as our “predecessor company.” For purposes of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, “we,” “our,” “ours” and “us” refer to Tempur-Pedic International and its consolidated subsidiaries for the period from and after November 1, 2002 and refer to our predecessor company for periods prior to November 1, 2002.

Business Segment Information

We operate in two business segments: Domestic and International. These reportable segments are strategic business units that are managed separately.

Beginning in 2002, following the opening of our United States manufacturing facility, we changed our reporting structure from a single segment to Domestic and International reporting segments. This change was consistent with our ability to monitor and report operating results in each of these segments. The Domestic segment consists of our United States manufacturing facility, which commenced operations in July 2001 and whose customers include our United States distribution subsidiary and certain North American third party distributors. The International segment consists of our manufacturing facility in Denmark, whose customers include all of our distribution subsidiaries and third party distributors outside the Domestic segment. Our International segment includes our sales and distribution companies operating in Europe, Japan, South Africa and Singapore. In addition, we have third party distributor arrangements in the Asia/Pacific, Middle East, Eastern Europe, Central and South America, Canada and Mexico markets. We evaluate segment performance based on sales and operating income.

As we operated in one segment prior to the commencement of our United States manufacturing operations, we have not restated prior year segment information to reflect our new reporting structure.

Critical Accounting Policies

Our management is responsible for our financial statements and has evaluated the accounting policies to be used in their preparation. Our management believes these policies are reasonable and appropriate. The following discussion identifies those accounting policies that we believe will be critical in the preparation of our financial statements, the judgments and uncertainties affecting the application of those policies and the possibility that materially different amounts will be reported under different conditions or using different assumptions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that the management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Our estimates of sales returns are a critical component of our revenue recognition. We recognize sales, net of estimated returns, when we ship our products to customers and the risks and rewards of ownership are transferred to them. Estimated sales returns are provided at the time of sale, based on our level of historical sales returns. We allow returns for up to 120 days following a sale, depending on the channel and promotion. Our level of sales returns differs by channel, with our direct channel typically experiencing the highest rate of returns. Our level of returns has been generally stable over the last five years and consistent with our estimates.

Warranties

Cost of sales includes estimated costs to service warranty claims of our customers. Our estimate is based on our historical claims experience and extensive product testing that we perform from time to time. We provide a 20-year warranty for United States sales and a 15-year warranty for non-United States sales on mattresses, each prorated for the last 10 years. Because our products have not been in use by our customers for the full warranty period, we rely on the combination of historical experience and product testing for the development of our estimate for warranty claims. Our estimate of warranty claims could be adversely affected if our historical experience ultimately proves to be greater than the performance of the product in our product testing. We also provide 2-year to 3-year warranties on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. Our estimated obligation for warranty claims as of September 30, 2003 was $3.8 million.

Impairment of Goodwill, Intangibles and Long-Lived Assets

Goodwill reflected in our consolidated balance sheet consists of the purchase price from the Tempur acquisition in excess of the estimated fair values of identifiable net assets as of the date of the Tempur acquisition. Intangibles consist of tradenames for various brands under which our products are sold. Other intangibles include our customer database for our direct channel, process technology and the formulation of our visco-elastic foam.

As of January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Other Intangible Assets.” Pursuant to the provisions of SFAS 142, we stopped amortizing goodwill and indefinite-lived intangible assets and perform an impairment test on goodwill and indefinite-lived intangibles at least annually. The impairment test requires the identification of potential impairment by comparing the fair value of our reporting units to their carrying values, including the applicable goodwill and indefinite-lived intangibles. These fair values are determined by calculating the discounted cash flow expected to be generated by each reporting unit taking into account what we consider to be the appropriate industry and market rate assumptions. If the carrying value exceeds the fair value, then a second step is performed which compares the implied fair value of the applicable reporting unit’s goodwill and indefinite-lived intangibles with the carrying amount of that goodwill and indefinite-lived intangible to measure the amount of impairment, if any. In addition to performing the required impairment test, SFAS 142 requires us to reassess the expected useful lives of existing intangible assets including those for which the useful life is determinable.

Estimates of fair value for our reporting units involve highly subjective judgments on the part of management, including the amounts of cash flows to be received, their estimated duration, and perceived risk as reflected in selected discount rates. In some cases, cash flows may be required to be estimated without the benefit of historical data, although historical data will be used where available. Although we believe our estimates and judgments are reasonable, different assumptions and judgments could result in different impairment, if any, of some or all of our recorded goodwill and indefinite-lived intangibles of $264.2 million as of September 30, 2003.

Long-lived assets reflected in our consolidated balance sheet consists of property, plant and equipment. Accounting for the impairment of long-lived assets is governed by Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets.”

SFAS 144 requires that whenever events or circumstances indicate that we may not be able to recover the net book value of our productive assets through future cash flows, an assessment must be performed of expected future cash flows, and undiscounted estimated future cash flows must be compared to the net book value of these productive assets to determine if impairment is indicated. Impaired assets are written down to their estimated fair value by recording an impairment charge to earnings. SFAS 144 provides that fair values may be estimated using discounted cash flow analysis or quoted market prices, together with other available information, to estimate fair values. We primarily use discounted cash flow analysis to estimate the fair value of productive assets when events or circumstances indicate that we may not be able to recover our net book values.

The application of SFAS 144 requires the exercise of significant judgment and the preparation of numerous significant estimates. Although we believe that our estimates of cash flows in our application of SFAS 144 are reasonable, and based upon all available information, including historical cash flow data about the prior use of our assets, such estimates nevertheless require substantial judgments and are based upon material assumptions about future events.

Income Tax Accounting

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), “Accounting for Income Taxes.” SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities. These deferred taxes are measured by applying the provisions of tax laws in effect at the balance sheet date.

We recognize deferred tax assets in our balance sheet, and these deferred tax assets typically represent items deducted currently in the financial statements that will be deducted in future periods in tax returns. In accordance with SFAS 109, a valuation allowance is recorded against these deferred tax assets to reduce the total deferred tax assets to an amount that will, more likely than not, be realized in future periods. The valuation allowance is based, in part, on our estimate of future taxable income, the expected utilization of tax loss carryforwards, both domestic and foreign, and the expiration dates of tax loss carryforwards. Significant assumptions are used in developing the analysis of future taxable income for purposes of determining the valuation allowance for deferred tax assets which, in our opinion, are reasonable under the circumstances.

In conjunction with the acquisition of Tempur World on November 1, 2002, Tempur-Pedic International repatriated approximately $44.2 million from one of its foreign subsidiaries in the form of a loan that under applicable United States tax principles is treated as a taxable dividend. In addition, Tempur-Pedic International has provided for the remaining undistributed earnings as of November 1, 2002 of $10.1 million. Provisions have not been made for United States income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries since the Tempur acquisition, as these earnings are considered indefinitely reinvested.

Undistributed foreign earnings as of September 30, 2003 were approximately $68.4 million. These earnings could become subject to United States income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to Tempur-Pedic International or a United States subsidiary, or if Tempur-Pedic International should sell its stock in the subsidiaries.

Stock-Based Compensation

We account for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and comply with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Several companies recently elected to change their accounting policies and record the fair value of options as an expense. We currently are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the grant date. Because no market for our common stock existed prior to this offering, our board of directors determines the fair value of our common stock based upon several factors, including our operating performance, forecasted future operating results, the terms of redeemable or convertible preferred stock issued by us, including the liquidation value and other preferences of our preferred stockholders and our expected valuation in an initial public offering.

In addition, we understand that discussions of potential changes to APB 25 and SFAS 123 standards are ongoing and the parties responsible for authoritative guidance in this area may require changes to the applicable accounting standards. If we had estimated the fair value of the options on the date of grant using a minimum value pricing model and then amortized this estimated fair value over the vesting period of the options, our net income (loss) would have been adversely affected.

In connection with stock option grants to certain employees, we recorded non-cash stock-based compensation expense during 2003 in the amount of approximately $1.9 million. The Company has recorded unearned non-cash stock-based compensation of $11.3 million as of September 30, 2003. The unearned non-cash stock-based compensation will be amortized to compensation expense over the respective vesting term, based on the “graded vesting” methodology.

Results of Operations

The results of operations include the effect of the allocation of the purchase price based on the fair value of assets acquired and liabilities assumed for the period from November 1, 2002 through December 31, 2002. These adjustments include, among other items, a write up to fair value of the inventory acquired of $9.8 million and is reflected in cost of sales for the two months ended December 31, 2002.

The following table sets forth the various components of our consolidated statements of operations, expressed as a percentage of net revenue, for the periods indicated:

	Year ended December 31,		Period from January 1, 2002 to October 31,	Period from November 1, 2002 to December 31,	Pro forma as Adjusted Twelve Months ended December 31,	Nine Months ended September 30,
	2000	2001	2002	2002	2002	2002	2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	55.2	48.6	46.5	62.4	49.0	46.5	46.4

Gross profit	44.8	51.4	53.5	37.6	51.0	53.5	53.6
Selling expenses	18.3	23.5	25.1	25.3	25.1	25.2	22.0
General and administrative and other	12.6	14.2	11.4	14.0	12.5	12.5	14.5

Operating income	13.9	13.7	17.0	(1.7)	13.4	15.8	17.1

Interest expense, net	1.4	3.0	2.7	5.0	7.6	2.8	4.0
Other expense, net	0.6	0.1	0.7	(2.4)	0.1	(0.3)	0.4

Income before income taxes	11.9	10.6	13.6	(4.3)	5.7	13.3	12.7
Income tax provision	4.1	5.2	5.2	1.0	2.7	6.1	5.1

Net income	7.8%	5.4%	8.4%	(5.3)%	3.0%	7.2%	7.6%

We generate sales, net of returns, by selling our products through four distribution channels: direct, retail, healthcare and third party. The direct channel sells directly to consumers. Our retail channel sells primarily to furniture and specialty stores, as well as department stores internationally. Our healthcare channel sells our products primarily to hospitals, nursing homes, healthcare professionals and medical retailers. The following table sets forth net sales information, by channel and by segment, for the periods indicated:

	Year ended December 31,		Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Pro forma as Adjusted Twelve Months ended December 31, 2002	Nine months ended September 30,
	2000	2001				2002	2003
($ in millions)
Retail	$77.8	$116.9	$141.7	$36.0	$177.7	$123.2	$217.5
Direct	31.1	47.6	46.4	12.4	58.8	38.6	63.7
Healthcare	33.1	33.5	32.8	8.4	41.2	29.1	31.9
Third Party	20.0	23.5	16.5	3.8	20.3	15.2	29.3

Domestic	$74.1	$113.2	$131.3	$33.8	$165.3	$114.0	$199.7
International	87.9	108.3	106.1	26.8	132.7	91.9	142.7

Nine Months Ended September 30, 2003 Compared With Nine Months Ended September 30, 2002

Net Sales.    Net sales for the nine months ended September 30, 2003 were $342.4 million as compared to $205.9 million for the nine months ended September 30, 2002, an increase of $136.5 million, or 66.3%. The increase in net sales was attributable to growth in our Domestic net sales to $199.7 million for the nine months ended September 30, 2003 as compared to $114.0 million for the nine months ended September 30, 2002, an increase of $85.7 million, or 75.2%, and an increase in our International net sales to $142.7 million for the nine months ended September 30, 2003 as compared to $91.9 million for the nine months ended September 30, 2002, an increase of $50.8 million, or 55.3%. The growth in our Domestic net sales was attributable primarily to an increase in net sales in our retail channel of $60.4 million and in the direct channel of $24.1 million, and the growth in our International net sales was attributable primarily to growth in the retail channel of $34.1 million. During the second quarter 2002, we introduced a new mattress, the Deluxe Mattress, which represented $23.2 million, or 11.6%, of Domestic net sales for the nine months ended September 30, 2003, and a new pillow, the Comfort Pillow, which represented $6.0 million, or 3.0%, of Domestic net sales for the nine months ended September 30, 2003.

Cost of Sales.    Cost of sales includes the cost of raw material purchases, manufacturing costs and distribution costs associated with the production and sale of products to our customers. The cost of delivering our products to customers is also included in cost of sales. Cost of sales increased to $158.8 million for the nine months ended September 30, 2003 as compared to $95.8 million for the nine months ended September 30, 2002, an increase of $63.0 million, or 65.8%, although cost of sales decreased as a percentage of net sales from 46.5% in the nine months ended September 30, 2002 to 46.4% in the nine months ended September 30, 2003. This decrease in cost of sales as a percentage of net sales was due to improved manufacturing utilization and an increase in pillow net sales as a percentage of our total net sales. We generally experience higher margins on our pillows than on our mattresses and, accordingly, our cost of sales as a percentage of our net sales is affected by changes in our product sales mix. Our Domestic cost of sales increased to $104.7 million for the nine months ended September 30, 2003 as compared to $56.4 million for the nine months ended September 30, 2002, an increase of $48.3 million, or 85.6%. Our International cost of sales increased to $48.8 million for the nine months ended September 30, 2003 as compared to $39.4 million for the nine months ended September 30, 2002, an increase of $9.4 million, or 23.9%, excluding eliminations for sales from the International segment to the Domestic segment.

Selling Expenses.    Selling expenses include advertising and media production associated with our direct channel, other marketing materials such as catalogs, brochures, videos, product samples, direct customer mailings and point of purchase materials, and sales force compensation and customer service. We also include in selling expenses our new product development costs, including market research and testing for new products. Selling expenses increased to $75.2 million for the nine months ended September 30, 2003 as compared to $51.9 million for the nine months ended September 30, 2002, an increase of $23.3 million, or 44.9%, but decreased as a percentage of net sales to 22.0% during the nine months ended September 30, 2003 from 25.2% for the nine months ended September 30, 2002. The increase in the dollar amount of selling expenses was due to additional spending on advertising, sales compensation and point of purchase materials. The decrease as a percentage of net sales was primarily due to an increase in the net sales of our retail channel to $217.4 million for the nine months ended September 30, 2003 as compared to $123.2 million for the nine months ended September 30, 2002, an increase of $94.2 million or 76.5%. This increase was due primarily to an increase in net sales in our retail channel, as a percentage of total net sales, to 63.5% of total net sales for the nine months ended September 30, 2003 as compared to 59.7% of total net sales for the nine months ended September 30, 2002. Our retail channel has lower selling expenses than our other channels on a combined basis and, accordingly, our selling expenses as a percentage of our net sales are affected by the level of our retail sales as a percentage of our total sales.

General and Administrative and Other.    General and administrative and other expenses include management salaries, information technology, professional fees, depreciation of furniture and fixtures, leasehold improvements and computer equipment, expenses for finance, accounting, human resources and other administrative functions, and research and development costs associated with our new product developments. General and administrative and other expenses increased to $49.8 million for the nine months ended September 30, 2003 as compared to $25.8 million for the nine months ended September 30, 2002, an increase of $24.0 million, or 93.0%. Included in general and administrative and other expenses are expenses totaling $13.6 million relating to the write off of deferred financing fees, original issue discount and prepayment penalties relating to our recapitalization in August 2003, expenses totaling $3.8 million in amortization of definite-lived intangibles and expenses totaling $1.9 million relating to stock option grants and accelerations. The Company has recorded unearned non-cash stock-based compensation of $11.3 million as of September 30, 2003. The unearned non-cash stock-based compensation will be amortized to compensation expense over the respective vesting term, based on the “graded vesting” methodology. Excluding the expenses related to the recapitalization, general and administrative and other expenses increased as a percentage of net sales to 13.4% during the nine months ended September 30, 2003 from 12.5% for the nine months ended September 30, 2002. The increase, excluding the expenses associated with the recapitalization, was due to additional spending on corporate overhead expenses, including information technology and professional services. The decrease, excluding the expenses associated with the recapitalization, as a percentage of sales was due to increased operating leverage from fixed administrative and research and development costs.

Interest Expense, Net.    Interest expense, net includes the interest costs associated with our senior and mezzanine debt facilities and the amortization of deferred financing costs related to those facilities. Interest expense, net increased to $13.7 million for the nine months ended September 30, 2003 as compared to $5.7 million for the nine months ended September 30, 2002, an increase of $8.0 million. This increase was due to higher average debt levels and the incurrence of additional debt from the recapitalization in August 2003. In 2003, we entered into an interest rate cap agreement that effectively capped $60.0 million of our floating-rate debt at an interest rate of 5% plus applicable margin through March 2006. We are required under our existing credit agreements to hedge at least $60.0 million of our floating rate senior term debt.

Income Tax Provision.    Our income tax provision includes income taxes associated with taxes currently payable and deferred taxes and includes the impact of the utilization of foreign tax credits associated with our foreign earnings and profits and net operating losses for certain of our foreign operations. Our effective income tax rates in 2003 and 2002 differed from the federal statutory rate principally because of the effect of certain foreign tax rate differentials, state and local income taxes, valuation allowances on foreign net operating losses and foreign tax credits. Our effective tax rate for the nine months ended September 30, 2003 and September 30, 2002 was approximately 40.0% and 45.5%, respectively. Our effective tax rate between the nine month periods has decreased principally as a result of decreasing foreign net operating losses, which are fully reserved, and a decrease in foreign income taxable in the U.S. (“Subpart F”) income.

Unaudited Pro forma as Adjusted for the Twelve Months Ended December 31, 2002 Compared with Year Ended December 31, 2001

The following unaudited pro forma as adjusted data for the twelve months ended December 31, 2002 (“pro forma twelve months ended December 31, 2002”) are based on the historical financial statements for our predecessor for the ten months ended October 31, 2002 and Tempur-Pedic International for the two months ended December 31, 2002. The pro forma twelve months ended December 31, 2002 are adjusted to give effect to the Tempur acquisition and the recapitalization as if they had occurred at the beginning of the period presented.

For the predecessor ten months ended October 31, 2002, our net sales were $237.3 million and cost of sales was $110.2 million. Our selling expenses were $59.6 million and general and administrative and other expenses were $27.1 million. Interest expense, net was $6.3 million and the income tax provision was $12.4 million.

For the successor two months ended December 31, 2002 our net sales were $60.6 million and cost of sales was $37.8 million. Our selling expenses were $15.3 million and general and administrative and other expenses were $8.5 million. Interest expense, net was $3.0 million and the income tax provision was $0.6 million.

Net Sales.    Net sales were $298.0 million for pro forma twelve months ended December 31, 2002 as compared to $221.5 million for the year ended December 31, 2001, an increase of $76.5 million, or 34.5%. The increase in net sales was attributable to growth in Domestic net sales to $165.3 million for pro forma twelve months ended December 31, 2002, as compared to $113.2 million for the year ended December 31, 2001, an increase of $52.1 million, or 46.0%, and an increase in International net sales to $132.7 million for pro forma twelve months ended December 31, 2002, as compared to $108.3 million for the year ended December 31, 2001, an increase of $24.4 million, or 22.5%. Growth in Domestic net sales was due primarily to an increase in net sales in our retail channel of $40.6 million and an increase in net sales in our direct channel of $8.2 million. Growth in International net sales was due primarily to an increase in net sales in Japan, consisting primarily of pillows, of 51.2% for pro forma twelve months ended December 31, 2002, partially offset by the general economic slowdown in Europe over the year ended December 31, 2001.

Cost of Sales.    Cost of sales increased to $146.0 million for pro forma twelve months ended December 31, 2002 as compared to $107.6 million for the year ended December 31, 2001, an increase of $38.4 million, or 35.7%. The increase was primarily due to increased plant capacity with the addition of our United States manufacturing facility in July 2001. Our cost of sales as a percentage of total net sales increased to 49.0% for pro forma twelve months ended December 31, 2002 as compared to 48.6% for the year ended December 31, 2001, due primarily to the pro forma inventory step-up of $7.8 million and fixed capacity costs in our United States manufacturing facility, partially offset by a reduction in importation duties to the United States as a result of the commencement of operations at our United States manufacturing facility.

Selling Expenses.    Selling expenses increased to $74.9 million for pro forma twelve months ended December 31, 2002 as compared to $52.1 million for the year ended December 31, 2001, an increase of $22.8 million or 43.8%, and increased as a percentage of net sales to 25.1% for pro forma twelve months ended December 31, 2002 as compared to 23.5% for the year ended December 31, 2001. The increase was due to additional spending on direct sales advertising, sales compensation, point of purchase materials provided to the indirect channel and market research related to new product development. The increase as a percentage of net sales was primarily due to an increase in use of television advertising.

General and Administrative and Other.    General and administrative and other expenses increased to $37.1 million for pro forma twelve months ended December 31, 2002 as compared to $31.5 million for the year ended December 31, 2001, an increase of $5.6 million, or 17.8%, but decreased as a percentage of net sales to 12.5% for pro forma twelve months ended December 31, 2002 as compared to 14.2% for the year ended December 31, 2001. The increase was due primarily to additional spending on corporate overhead expenses of $0.2 million, including information technology and professional services and an increase in the pro forma depreciation and amortization of property, plant and equipment and intangible assets of $1.6 million.

Interest Expense, Net.    Interest expense, net increased to $22.6 million for pro forma twelve months ended December 31, 2002 as compared to $6.6 million for the year ended December 31, 2001, an increase of $16.0 million, or 242.4%. This increase was due to higher average pro forma debt levels as a result of the Tempur acquisition and the recapitalization during the period.

Income Tax Provision.    The effective income tax rates in 2003 and pro forma twelve months ended December 31, 2002 differed from the federal statutory rate principally because of the effect of certain foreign tax rate differentials, state and local income taxes and foreign tax credits. The effective tax rate for pro forma twelve months ended December 31, 2002 was approximately 52.6% compared to approximately 49.4% in 2001. This higher effective tax rate for pro forma twelve months ended December 31, 2002 compared to 2001 was primarily due to increased pro forma interest expense and partially offset by the fact that we no longer amortize goodwill which was previously a non-deductible item for tax purposes.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Net Sales.    Net sales for the year ended December 31, 2001 were $221.5 million, as compared to $162.0 million for the year ended December 31, 2000, an increase of $59.5 million, or 36.7%. The increase in net sales was attributable to growth in Domestic net sales to $113.2 million for the year ended December 31, 2001 as compared to $74.1 million for the year ended December 31, 2000, an increase of $39.1 million, or 53.0%, and an increase in International net sales to $108.3 million for the year ended December 31, 2001 as compared to $87.9 million for the year ended December 31, 2000, an increase of $20.4 million, or 23.2%. The increase in Domestic net sales was attributable primarily to an increase in net sales in our retail channel of $17.7 million and an increase in net sales in our direct channel of $18.3 million, and the increase in International net sales was attributable to an increase in net sales in our retail channel of $21.4 million.

Cost of Sales.    Cost of sales increased to $107.6 million for the year ended December 31, 2001 as compared to $89.5 million for the year ended December 31, 2000, an increase of $18.1 million, or 20.2%, but decreased as a percentage of net sales to 48.6% for the year ended December 31, 2001 from 55.2% for the year ended December 31, 2000. This decrease as a percentage of net sales was primarily due to payments made during 2000 under a license agreement with Tempur World’s former parent company, Fagerdala Industri, AB, of $10.5 million, which was terminated at the end of 2000. Additionally, cost of sales was affected by increased plant capacity with the addition of our United States manufacturing facility in July 2001, because our new United States facility did not become operational until fourth quarter 2001.

Selling Expenses.    Selling expenses increased to $52.1 million for the year ended December 31, 2001 as compared to $29.6 million for the year ended December 31, 2000, an increase of $22.5 million or 76.0%, and increased as a percentage of net sales to 23.5% for the year ended December 31, 2001 from 18.3% for the year ended December 31, 2000. The increase was due to additional spending on direct sales advertising, increased direct customer mailings, sales compensation and market research related to new product development. The increase as a percentage of net sales was primarily due to an increase in the number of direct customer mailings.

General and Administrative and Other.    General and administrative and other expenses increased to $31.5 million for the year ended December 31, 2001 as compared to $20.5 million for the year ended December 31, 2000, an increase of $11.0 million, or 53.7%, and increased as a percentage of net sales to 14.2% for the year ended December 31, 2001 from 12.6% for the year ended December 31, 2000. The increase was due to spending on the formation and operation of our corporate headquarters in the United States and overhead expenses including information technology investments and professional services, and was partially offset by a decrease of $0.5 million due to certain identifiable intangibles being fully amortized during 2001.

Interest Expense, Net.    Interest expense, net increased to $6.6 million for the year ended December 31, 2001 as compared to $2.2 million for the year ended December 31, 2000, an increase of $4.4 million, primarily due to increased average debt levels. During the third quarter of 2001, Tempur World completed a financing transaction of $115.0 million of a new senior credit facility to provide long-term financing for the new United States manufacturing operations and the repurchase of stock from certain stockholders. Included in interest expense, net was $0.2 million of amortization related to deferred financing costs for the year ended December 31, 2001 that was being amortized over the life of our outstanding senior credit facility.

Income Tax Provision.    Our effective income tax rates in 2001 and 2000 differed from the federal statutory rate principally because of the effect of certain foreign tax rate differentials, state and local income taxes and foreign tax credits. Our effective tax rate for 2001 was approximately 49.5% compared to approximately 34.7% in 2000. This higher effective tax rate for 2001 compared to 2000 was primarily due to an increase in deferred tax asset valuation allowances for certain foreign net operating losses, limitations on the deductibility of charitable contributions and Subpart F income from foreign operations.

Liquidity and Capital Resources

Liquidity

At September 30, 2003, we had working capital of $39.5 million including cash and cash equivalents of $12.5 million as compared to working capital of $31.3 million including $12.7 million in cash and cash equivalents as of December 31, 2002. The $0.2 million increase in cash and cash equivalents was primarily related to net income for the nine month period ended September 30, 2003 of $26.0 million and an increase in the change in income taxes payments of $10.7 million offset by investments in property, plant and equipment of $17.2 million and cash used in financing activities of $24.8 million. The $8.2 million increase in working capital was driven primarily by an increase in accounts receivable and inventory offset by an increase in income taxes payable, accounts payable and accrued expenses.

Our principal sources of funds are cash flows from operations and borrowings under our United States and European revolving credit facilities. Our principal use of funds consists of capital expenditures and payments of principal, and interest on our outstanding senior debt facilities. Capital expenditures totaled $11.1 million for  pro forma twelve months ended December 31, 2002 and $17.3 million for the nine months ended September 30, 2003. We expect 2003 capital expenditures to be approximately $25.4 million, including the $18.0 million associated with the expansion of our United States manufacturing facility and approximately $5.0 million related to maintenance of our existing assets. Through September 30, 2003 we have spent approximately $10.1 million in connection with the expansion of our United States manufacturing facility. In November 2002, in connection with the Tempur acquisition, we obtained from a syndicate of lenders a $170.0 million senior secured credit facility under United States and European term loans and long-term revolving credit facilities. Additionally, we obtained a total of $50.0 million of 12.5% senior subordinated unsecured debt financing under United States and European term loans, all of which was drawn upon at the inception of this facility to fund a portion of the various payments required in connection with the Tempur acquisition. On August 15, 2003, in connection with the recapitalization, we amended and restated our senior secured credit facility, with a syndicate of United States and European lenders. The facility was increased from $170.0 million to a total of $270.0 million of senior secured U.S. and European term loans and revolving credit facilities. The amended senior facility consists of a (i) $20.0 million U.S. revolving credit facility; (ii) $30.0 million U.S. term loan A; (iii) $135.0 million U.S. term loan B (the U.S. revolving credit facility, term loan A and term loan B are collectively referred to as the “US Facility”); (iv) $20.0 million European revolving credit facility; and (v) $65.0 million European term loan A (the European revolving credit facility and term loan A are collectively referred to as the “European Facility”). The U.S. and European revolving credit facilities provide for the issuance of letters of credit to support local operations. At September 30, 2003, we had approximately $33.7 million available under our United States and European revolving credit facilities. Our net weighted-average borrowing cost was 6.9% for pro forma twelve months ended December 31, 2002 and 6.2% for the year ended December 31, 2001, and 6.9% and 5.7% for the nine months ended September 30, 2003 and September 30, 2002, respectively.

Our cash flow from operations increased to $35.1 million for pro forma twelve months ended December 31, 2002 as compared to $19.7 million for the year ended December 31, 2001, an increase of $15.4 million, or 78.2%. This increase resulted primarily from improved net income and working capital management. Our cash flow from operations increased to $41.8 million for the nine months ended September 30, 2003 as compared to $15.1 million for the nine months ended September 30, 2002, an increase of $26.7 million, or 176.8%. This increase in operating cash flows was primarily the result of increased net income, partially offset by increased investment in inventory as we continue to build up inventories in anticipation of our expanded capacity at our United States manufacturing facility becoming operational, which we expect will occur in the first quarter of 2004.

Net cash used in investing activities for pro forma twelve months ended December 31, 2002 and the years ended December 31, 2001 and 2000 was $6.5 million, $34.9 million and $27.0 million, respectively. Investing activities consisted primarily of purchases of property and equipment related to investment in information technology and ongoing plant expenditures in all periods. The net cash used in investing activities was significantly higher in 2000 and 2001 than for pro forma twelve months ended December 31, 2002 because of the timing of the costs associated with the expansion of our Danish manufacturing facility and the construction of our new United States manufacturing facility. In May 2000, we began construction of our United States manufacturing facility. Capital expenditures in 2001 and 2000 included the cost to construct this facility, the equipment used in the facility and new equipment in our manufacturing facility in Denmark. Total capital expenditures in the nine month period ended September 30, 2003 were $17.3 million.

Cash flow provided by financing activities decreased to $12.6 million for the year ended December 31, 2001 as compared to cash flow provided by financing activities of $34.3 million for the year ended December 31, 2000, a decrease of $21.7, or 63.3%. This decrease was caused by repayment of long-term debt. Cash flow used in financing activities increased to $23.9 million for pro forma twelve months ended December 31, 2002 as compared to cash flow provided by financing activities of $12.6 million for the year ended December 31, 2001, an increase of $36.5 million or 289.7%. This increase is due to the repayment of our long-term credit facilities. On November 1, 2002, in connection with the Tempur acquisition, we refinanced all of Tempur World’s existing credit facilities and issued new debt totaling $200.0 million to fund the Tempur acquisition. Cash flow used by financing activities increased to $24.8 million for the nine months ended September 30, 2003 as compared to $13.3 million for the nine months ended September 30, 2002, an increase of $11.5 million or 86.5%. This increase is due primarily to the repayment of our long-term credit facilities.

Capital Expenditures

Due to the continued growth in our business, in March 2003, we began construction on a $20.0 million addition to our United States manufacturing facility to support the continuing growth in mattress sales and to provide needed capacity to meet future demand for our products. We expect total capital expenditures related to this expansion to be $18.0 million for 2003. We spent $10.1 million in capital expenditures related to this expansion through September 30, 2003. The additional production capacity at our United States manufacturing facility will allow us to significantly increase our mattress manufacturing capacity. Additionally, we plan to begin expanding mattress production capacity in our Denmark manufacturing facility in the fourth quarter of 2004 to meet the demands for our international operations. We expect total capital expenditures related to that expansion to be $20.0 million in 2004.

In May 2003, we engaged a site selection firm to assist us in selecting a location for our third manufacturing facility, which will be located in Albuquerque, New Mexico. This facility is currently expected to require capital expenditures of approximately $45.0 million and to be completed by the fourth quarter of 2006. This facility will provide additional capacity to meet anticipated future demand.

Debt Service

Amended Senior Credit Facilities.    In connection with the recapitalization, we entered into amended senior credit facilities on the terms described below.

Our amended senior credit facilities provide a total of $270.0 million in financing, consisting of:

•	a $20.0 million United States revolving credit facility;

•	a $30.0 million United States term loan A facility;

•	a $135.0 million United States term loan B facility (the United States revolving credit facility and the United States term loans are collectively referred to herein as the “United States Facility”);

•	a $20.0 million European revolving credit facility; and

•	a $65.0 million European term loan A facility (the European revolving credit and the European term loan are collectively referred to herein as the “European Facility”).

Our revolving credit facilities and our term loan A facilities mature in 2008 and our term loan B facility matures in 2009. At September 30, 2003, we had a total of $230.0 million in borrowing outstanding under the amended senior credit facilities, and a total of $4.6 million in letters of credit outstanding.

Borrowing availability under the United States and European revolving credit facilities is subject to a borrowing base, as defined in the loan agreement. Each of the United States and European revolving facilities also provide for the issuance of letters of credit to support local operations. Allocations of the United States and European revolving facilities to such letters of credit will reduce the amounts available to be borrowed under their respective facilities.

Subject to exceptions for reinvestment of proceeds, we are required to prepay outstanding loans under our amended senior credit facilities with the net proceeds of certain asset dispositions, condemnation settlements and insurance settlements from casualty losses, issuances of certain equity and a portion of excess cash flow.

We may voluntarily prepay loans or reduce commitments under our amended senior credit facilities, in whole or in part, subject to minimum amounts. If we prepay Eurodollar rate loans other than at the end of an applicable interest period, we will be required to reimburse lenders for their redeployment costs.

The amended senior credit facilities contain negative and affirmative covenants and requirements affecting us and our domestic and foreign subsidiaries that we create or acquire, with certain exceptions set forth in our amended credit agreement. Our amended senior credit facilities contain the following negative covenants and restrictions, among others: restrictions on liens, real estate purchases, sale-leaseback transactions, indebtedness, dividends and other restricted payments, guarantees, redemptions, liquidations, consolidations and mergers, acquisitions, asset dispositions, investments, loans, advances, changes in line of business, formation of new subsidiaries, changes in fiscal year, transactions with affiliates, amendments to charter, by-laws and other material documents, hedging agreements and intercompany indebtedness.

The amended senior credit facilities contain the following affirmative covenants, among others: delivery of financial and other information to the administrative agent, compliance with laws, maintenance of properties, licenses and insurance, access to books and records by the lenders, notice to the administrative agent upon the occurrence of events of default, material litigation and other events, conduct of business and existence, payment of obligations, maintenance of collateral and maintenance of interest rate protection agreements.

The incremental proceeds of our amended senior credit facilities were used along with the proceeds from the offering of the senior subordinated notes and cash on hand to fund the recapitalization and provide working capital.

Senior Subordinated Notes.    Pursuant to the terms of the indenture, Tempur-Pedic International’s indirect, wholly-owned subsidiaries, Tempur-Pedic, Inc. and Tempur Production USA, Inc., issued senior subordinated notes in the aggregate principal amount of $150.0 million. Those notes will mature on August 15, 2010.

Tempur-Pedic, Inc. and Tempur Production USA, Inc. are permitted to redeem some or all of the senior subordinated notes at any time after August 15, 2007 at specified redemption prices.

If Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur-Pedic International or any of Tempur-Pedic International’s other restricted subsidiaries sell certain assets or experience specific kinds of changes of control, Tempur-Pedic, Inc. and Tempur Production USA, Inc. must offer to repurchase the senior subordinated notes at the prices, plus accrued and unpaid interest, and additional interest, if any, to the date of redemption specified in the indenture.

The indenture governing the senior subordinated notes contains certain negative and affirmative covenants and requirements affecting us and our subsidiaries that we create or acquire. Subject to certain important exceptions and qualifications set forth in the indenture, these covenants limit the ability of Tempur-Pedic, Inc., Tempur Production USA, Inc., Tempur-Pedic International and the restricted subsidiaries to incur additional indebtedness, pay dividends or make other distributions, make other restricted payments and investments, create liens, incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments, sell assets, including capital stock of our restricted subsidiaries, merge or consolidate with other entities, and enter into transactions with affiliates.

Future Liquidity Sources

Our primary sources of liquidity are cash flow from operations and borrowings under our revolving credit facilities. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources. We incurred substantial indebtedness in connection with the recapitalization, including as a result of the issuance of the senior subordinated notes. As of September 30, 2003, we had approximately $382.5 million of indebtedness outstanding, excluding letters of credit. In addition, as of September 30, 2003, we had stockholders’ equity of approximately $25.5 million. Our significant debt service obligations following the recapitalization could, under certain circumstances, have material consequences to our security holders, including holders of the senior subordinated notes. Total cash interest payments related to our amended senior credit facilities and the senior subordinated notes are expected to be in excess of approximately $19.3 million annually. The scheduled installments for principal payments on our term loans under our amended senior credit facilities (as currently in effect) total to $3.0 million in 2003, $11.9 million in 2004, $15.4 million in 2005, $15.4 million in 2006, $22.4 million in 2007 and $159.0 million thereafter.

Based upon the current level of operations and anticipated growth, we believe that cash generated from operations and amounts available under the revolving credit facilities will be adequate to meet our anticipated debt services requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facilities or otherwise to enable us to service our indebtedness, including the senior credit facilities and the senior subordinated notes, or to make anticipated capital expenditures.

Our long-term obligations contain various financial tests and covenants. We were out of compliance with certain of such covenants restricting indebtedness, operating leases, capital expenditures, investments and changes to our corporate structure and requiring the delivery of financial statements and other reports, as of the year ended December 31, 2002, but obtained waivers from our lenders under the senior credit facilities then in effect. We were not in compliance with certain non-financial covenants as of September 30, 2003 but obtained waivers from our lenders under our amended senior credit facilities.

Contractual Obligations

Our contractual obligations and other commercial commitments as of September 30, 2003 are summarized below:

Contractual Obligations	2003	2004	2005	2006	2007	2008	After 2008	Total Obligations
($ in millions)
Long-term Debt	$3.5	$12.3	$15.8	$15.8	$22.9	$32.1	280.1	$382.5
Operating Leases	1.0	2.8	2.3	1.8	1.7	1.6	1.1	12.3

Total	$4.5	$15.1	$18.1	$17.6	$24.6	$33.7	281.2	$394.8

The table set forth above does not give effect to the use of proceeds from this offering.

Impact of Recently Issued Accounting Pronouncements

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). SFAS 145 was effective January 1, 2003. SFAS 145 eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations” (APB 30). SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement nullifies Emerging Issues Task Force Issue 94-3 (Issue 94-3), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of

SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect the adoption of SFAS 146 to have a material impact on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34” (FIN 45). FIN 45 elaborates on the disclosures to be made regarding obligations under certain issued guarantees by a guarantor in interim and annual financial statements. It also clarifies the requirement of a guarantor to recognize a liability at the inception of the guarantee at the fair value of the obligation. FIN 45 does not provide specific guidance for subsequently measuring the guarantor’s recognized liability over the term of the guarantee. The provisions relating to the initial recognition and measurement of a liability are applicable on a prospective basis for guarantees issued or modified subsequent to December 31, 2002. The disclosure requirements of FIN 45 are effective for interim and annual financial statements for periods ending after December 15, 2002. This did not have a significant impact on our consolidated financial statements.

In November 2002, the EITF reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21). EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF No. 00-21 to have a material impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123” (SFAS 148), which was effective on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method on reported results. The provisions regarding alternative methods of transition do not apply to us, which accounts for stock-based compensation using the intrinsic value method. The disclosure provisions have been adopted. We do not believe that the adoption of this Statement will have a significant impact on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. On October 10, 2003, the FASB issued Staff Position (FSP) FIN 46-6, “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities” (the FSP). The FSP defers the effective date of FIN 46 for VIEs created or acquired prior to February 1, 2003 until the end of fiscal periods ending after December 15, 2003. Although we do not expect FIN 46 to have a material impact on our consolidated financial statements, we are continuing to evaluate our interest in other entities in accordance with this complex interpretation.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new guidance amends SFAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, (b) in connection with other FASB projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 15, 2003 (with a few exceptions) and for hedging relationships designated after June 15, 2003. The guidance is to be applied prospectively. We do not believe that the adoption of this Statement will have a significant impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new guidance requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. Application of SFAS 150 to financial instruments that exist on the date of adoption should be reported through a cumulative effect of a change in an accounting principle by measuring those instruments at fair value or as otherwise required by the SFAS 150. We do not believe that the adoption of SFAS 150 will have a significant impact on our consolidated financial statements.

Foreign Currency Exposures

Our earnings, as a result of our global operating and financing activities, are exposed to changes in foreign currency exchange rates, which may adversely affect our results of operations and financial position. A sensitivity analysis indicates that if the exchange rate of the United States Dollar to foreign currency at September 30, 2003 increased by 10%, we would incur losses of approximately $0.6 million on foreign currency forward contracts outstanding at September 30, 2003. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged. This calculation assumes that each exchange rate would change in the same direction relative to the United States Dollar.

Within the normal course of business, we use derivative financial instruments principally to manage the exposure to changes in the value of certain foreign currency denominated assets and liabilities of our Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged. Gains and losses on these contracts generally offset losses and gains on our foreign currency receivables and foreign currency debt. We do not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor do we hedge exposure related to anticipated transactions.

We do not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked-to-market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings. Our currency forward contracts are denominated in United States Dollars, British Pound Sterling and Japanese Yen, each against the Danish Krone.

Interest Rate Risk

We are exposed to changes in interest rates. All of our indebtedness under our amended senior credit facilities is variable rate debt. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and therefore, our future earnings and cash flows, assuming other factors are held constant. On September 30, 2003, we had variable rate debt of approximately $230.0 million. Holding other variables constant including levels of indebtedness, a one hundred basis point increase in interest rates on our variable rate debt would have an estimated impact on income before income taxes for the next year of approximately $1.3 million. We are required under the terms of our existing senior credit facilities, and we are required under the terms of our amended senior credit facilities, to have at least $60.0 million of our total indebtedness subject to either a fixed interest rate or interest rate protection for a period of not less than three years within 60 days from the date of the closing of the recapitalization.

In January 2003, we paid a premium to purchase two three-year interest rate caps for the purpose of protecting $60.0 million of the existing variable interest rate debt outstanding, at any given time, against LIBOR rates rising above 5%. Under the terms of the interest rate caps, we have paid a premium to receive payments based on the difference between 3-month LIBOR and 5% during any period in which the 3-month LIBOR rate exceeds 5%. The interest rate caps settle on the last day of March, June, September and December until expiration.

As a result of entering into the interest rate caps, we have mitigated our exposure to interest rate fluctuations above the predetermined level. As the interest payments on long-term debt are based on 3-month LIBOR and we receive a payment based on the difference between the set ceiling (5%) and 3-month LIBOR from the interest rate cap counter-party, we have eliminated any impact to rising interest rates above the stated ceiling, for an amount equal to $60.0 million of our total debt outstanding.

The fair value carrying amount of these instruments was $0.1 million at December 31, 2001, $(2.0) million at December 31, 2002 and $0.0 million at September 30, 2003, which is recorded as follows:

	December 31, 2001	December 31, 2002	September 30, 2003
($ in millions)
Foreign exchange receivable	$0.1	$—	$—
Foreign exchange payable	—	(2.0)	(0.2)
Interest rate caps	—	—	0.2

Total	$0.1	$(2.0)	$0.0

BUSINESS

General

We are a rapidly growing, vertically-integrated manufacturer, marketer and distributor of premium visco-elastic foam mattresses and pillows that we sell globally in 54 countries primarily under the Tempur® and Tempur-Pedic® brands. We believe our premium mattresses and pillows are more comfortable than standard bedding products because our proprietary visco-elastic foam is temperature sensitive, has a high density and conforms to the body to therapeutically align the neck and spine, thus reducing neck and lower back pain, two of the most common complaints about other sleep surfaces. In April 2003, Consumers Digest named one of our products among the eight “best buys” of the mattress industry in the applicable price range in recognition of the strong value it provides to consumers. Consumer surveys commissioned on our behalf over the last several years have indicated that our products achieve satisfaction ratings generally ranging from 80% to 92%. In the three years ended December 31, 2002, our total net sales grew at a compound annual rate of approximately 36% and for the nine months ended September 30, 2003 we had total net sales of $342.4 million.

While most standard mattress companies offer pricing discounts through a single channel, we sell our premium mattresses and pillows through multiple channels at full prices. We sell our products through four distribution channels: retail (furniture and specialty stores, as well as department stores internationally); direct (direct response and internet); healthcare (chiropractors, medical retailers, hospitals and other healthcare channels); and third party distributors. In the United States, we sell a majority of our mattresses and pillows through furniture and specialty retailers. We also have a direct response business that generates product sales and enhances awareness of our brand. International sales account for approximately 41.7% of our total net sales, with the United Kingdom, Germany, France, Spain and Japan representing our largest markets. In Asia, our net sales consist primarily of pillows. Internationally, in addition to sales through our retail channel, we sell a significant amount of our products through the healthcare channel and third party distributors.

Market Opportunity

Global Mattress Market

The International Sleep Products Association (ISPA) estimates that the United States wholesale market for mattresses and foundations in 2002 was approximately $4.8 billion. We believe the international mattress market is generally the same size as the domestic mattress market. The international market consists primarily of sales in Canada and Europe. According to ISPA, from 1991 to 2002, mattress units sales grew in the United States at an average of approximately 500,000 units annually, with 21.5 million mattress units sold in the United States in 2002, although sales decreased during the 2000 to 2002 period. We believe a similar number of mattress units were sold outside the United States in 2002. ISPA further estimates that approximately 20% of those mattress units were sold at retail price points greater than $1,000, which is the premium segment of the market we target. Based on information derived from an ISPA report, we believe that the premium segment of the market grew in the United States at an annual rate of 32% in 2002, and is the fastest-growing segment of this market.

Most standard mattresses are made using innersprings and most innerspring mattresses are sold for under $1,000, primarily through retail furniture and bedding stores. Alternatives to standard and premium innerspring mattresses include visco-elastic and other foam mattresses, airbeds and waterbeds. Four large manufacturers (Sealy Corporation, Serta, Inc., Simmons Company and The Spring Air Company) dominate the standard innerspring mattress market in the United States, accounting for approximately 60% of wholesale mattress dollar sales in 2001 according to Furniture/Today, a trade publication. The balance of the United States wholesale mattress market is fragmented, with a large number of other manufacturers, many of which operate primarily on a regional basis. Standard innerspring mattresses represent approximately 80% of the overall mattress market in the United States.

The medical community is also a large consumer of mattresses to furnish hospitals and nursing homes. In the United States, there are approximately 15,400 nursing homes and 5,000 hospitals with a collective bed count in excess of 2.7 million. Medical facilities typically purchase twin mattresses with standard operating functions such as adjustable height and mechanisms to turn patients to prevent pressure ulcers (or bedsores). We believe demographic trends suggest that as the population ages, the healthcare market for mattresses will continue to grow.

Global Pillow Market

Based on our market research, we estimate that the United States retail market for pillows is approximately $1.1 billion. The United States pillow market has a traditional and specialty segment. Traditional pillows are generally made of low cost foam or feathers, other than down. Specialty pillows include all alternatives to traditional pillows, including visco-elastic and other foam, sponge rubber and down. We believe the international pillow market is generally the same size as the domestic pillow market.

Our Market Position

We believe we are the leading global manufacturer, marketer and distributor of visco-elastic foam mattresses and pillows, and we estimate we had an approximate 70% market share in 2002 in both the United States and globally. We believe consumer demand for our premium products in the United States is being driven primarily by increased housing and home furnishing purchases by the baby boom generation; significant growth in our core demographic market as the baby boom generation ages; increased awareness of the health benefits of a better quality mattress; and the shifting consumer preference from firmness to comfort. Our net sales of mattresses, including overlays, have increased from $79.3 million in 2000 to $156.0 million in 2002 (a 40.3% compound annual growth rate), and net sales of pillows have increased from $63.1 million in 2000 to $91.2 million in 2002 (a 20.2% compound annual growth rate). As consumers continue to prefer alternatives to standard innerspring mattresses, our products become more widely available, and our brand gains broader consumer recognition, we expect our premium products will continue to attract sales away from the standard mattress market.

Competitive Strengths

We believe we are well-positioned for continued growth in our target markets, and that the following competitive strengths differentiate us from our competitors:

Superior Product Offering.    Our proprietary visco-elastic foam mattresses and pillows contour to the body more naturally and provide better spinal alignment, reduced pressure points, greater relief of lower back and neck pain, and better quality sleep than traditional bedding products. We believe the benefits of our products have become widely recognized, as evidenced by the more than 25,000 healthcare professionals who recommend our products, and the approval of one or more of our products for purchase or reimbursement by the government healthcare agencies in several European countries. Consumer surveys commissioned on our behalf over the last several years indicate that our products achieve satisfaction ratings generally ranging from 80% to 92%. Net sales of our mattresses, including overlays, have increased from $116.8 million in 2001 to $156.0 million in 2002, and net sales of our pillows have increased from $75.3 million in 2001 to $91.2 million in 2002. Further, we continue to leverage our unique and proprietary manufacturing process to develop new products and refine existing products to meet the changing demands and preferences of consumers. Our innovative products distinguish us from the major manufacturers of standard innerspring mattresses and traditional pillows in the United States, which we believe offer generally similar products and must compete primarily on price.

Increasing Global Brand Awareness.    We believe consumers in the United States and internationally increasingly associate our brand name with premium quality products that enable better overall sleep. We sell our products in 54 countries primarily under the Tempur® and Tempur-Pedic® brands. Our Tempur brand has been in existence since 1991, and we believe its global recognition is reinforced by our high level of customer satisfaction. One of our products was recently ranked among the eight “best buys” of the mattress industry in the applicable price range by Consumers Digest, a recognition awarded to products that provide strong value to consumers. In addition, we believe our direct response business and associated multi-channel advertising in our domestic and international markets have enhanced awareness of our brand.

Diversified Product Offerings Sold Globally Through Multiple Distribution Channels.    Our diversified product offerings include mattresses, pillows and other products, primarily adjustable beds, which we sell through multiple distribution channels including retail, direct, healthcare and third party distributor channels. For the nine months ended September 30, 2003, mattress, pillow and other product sales, primarily adjustable beds, represented 52.9%, 27.8% and 19.3%, respectively, of our total net sales. For the nine months ended September 30, 2003, our retail channel represented 63.5% of total net sales, with our direct, healthcare and third party distributor channels representing 18.6%, 9.3% and 8.6%, respectively. Domestic and International operations generated 58.3% and 41.7%, respectively, of net sales for the nine months ended September 30, 2003.

Strong Financial Performance.    Over the last several years, our highly-diversified, well-balanced business model has enabled us to achieve rapidly growing revenues and strong gross and operating margins, with low maintenance capital expenditure and working capital requirements. Further, our vertically-integrated operations generated an average of approximately $340,000 in net sales per employee in 2002, which we believe is more than 1.5 times the average for three of the major bedding manufacturers in the United States. For the nine months ended September 30, 2003, our gross margin exceeded 53.6% on net sales of $342.4 million. Our strong financial performance gives us the flexibility to invest in our manufacturing operations, enhance our sales force and marketing, invest in information systems and recruit talented management and other personnel.

Significant Growth Opportunities.    We believe we have significant growth opportunities because we have penetrated only a small percentage of our addressable market. For example, we currently sell our products in approximately 2,500 furniture retail stores in the United States, out of a total of approximately 9,000 stores we have identified as appropriate targets. Similarly, we currently sell our products in approximately 2,500 furniture retail stores outside the United States, out of a total of approximately 7,000 stores we have identified as appropriate targets. Furthermore, we have recently begun to expand our direct response business in our European markets, based on our similar, successful initiatives in the United States and in the United Kingdom, to reach a greater number of consumers and increase our brand awareness. In addition, we currently supply only a small percentage of the approximately 15,400 nursing homes and 5,000 hospitals in the United States (with a collective bed count in excess of 2.7 million). As this healthcare market expands over time, we expect our growth potential in this market will also increase.

Management Team with Proven Track Record.    Since launching our United States operations in 1992, Robert Trussell, Jr., has helped grow our company from its early stages into a global business with approximately $342.4 million in total net sales for the nine months ended September 30, 2003. Furthermore, Mr. Trussell has assembled a highly experienced management team with significant sales, marketing, consumer products, manufacturing, accounting and treasury expertise. From 2000 to 2002, our management team has:

•	further penetrated the United States market, with net sales in our Domestic segment growing from $74.1 million in 2000 to $165.3 million in net sales for the pro forma twelve months ended December 31, 2002;

•	achieved a compound annual sales growth rate of 36% from $162.0 million for our predecessor company for the year ended December 31, 2000 to $298.0 million for the pro forma twelve months ended December 31, 2002;

•	expanded our market share in the premium segment of the global mattress industry;

•	successfully developed and constructed a manufacturing facility in the United States; and

•	improved the efficiency of our product distribution network.

The management team and certain key employees currently own approximately 13% of our common equity on a fully-diluted as-converted basis, after giving effect to the vesting of all outstanding options (11.9% after this offering).

Our Strategy

Our goal is to become the leading global manufacturer, marketer and distributor of premium mattresses and pillows by pursuing the following key initiatives:

Maintain Focus on Core Products.    We believe we are the leading provider of visco-elastic foam mattresses and pillows, which we sell at attractive margins. We utilize a vertically-integrated, proprietary process to manufacture a comfortable, durable and high quality visco-elastic foam. Although this foam could be used in a number of different products, we are currently committed to maintaining our focus primarily on premium mattresses and pillows. We also plan to lead the industry in product innovation and sleep expertise by continuing to develop and market mattress and pillow products that enable better overall sleep and personalized comfort. This strategy has contributed to significant growth in net sales of both mattresses (40.3% compound annual growth rate) and pillows (20.2% compound annual growth rate) over the past three years. We believe our focused sales, marketing and product strategies will enable us to increase market share in the premium market, while maintaining our margins.

Continue to Build Global Brand Awareness.    We plan to continue to invest in increasing our global brand awareness through targeted marketing and advertising campaigns that further associate our brand name with better overall sleep and premium quality products. We estimate that our current advertising campaign yields 2.7 billion consumer “impressions” per month via television, radio, magazines and newspapers. Our high level of customer satisfaction further drives brand awareness through “word-of-mouth” marketing. Consumer surveys commissioned on our behalf over the last several years indicate that our products achieve satisfaction ratings generally ranging from 80% to 92%.

Further Penetrate U.S. Retail Channel.    In the United States, the retail sales division is our largest sales division. Of the 33,000 retail stores in the United States selling mattresses, we have established a target market of over 9,000 potential stores. We plan to build and maintain our base of furniture retailers including Jordan’s, Art Van and Haverty’s and specialty retailers including Brookstone, Relax-the-Back and Bed, Bath & Beyond. We target retail stores that have significant sales volumes, experience marketing premium products and a corporate image that is consistent with our efforts to further build our brand awareness. In order to continue to penetrate this channel, we have increased our salesforce and have increased the number of personnel who train retail salespersons to sell our products more effectively. We believe we are able to more effectively attract and retain retailers because our premium products provide retailers with higher per unit profits than standard innerspring products.

Continue to Expand Internationally.    We plan to increase international sales growth by further penetrating each of our existing distribution channels. We plan to expand our direct response business, which has increased both sales and brand awareness in the United States. We have already successfully introduced this program to the United Kingdom, and we intend to expand this program to our operations elsewhere in Europe and in Asia. In addition, we are focused on managing our third party distributors, including hiring regional sales managers, establishing training programs and expanding distribution. We will continue to promote our operations in Japan, which now represents a significant portion of our international business. In addition, we intend to further enhance sales growth in our retail channel by attracting new retailers that meet our criteria and by expanding sales within our existing customers’ retail stores through the introduction of new mattress and pillow products tailored for specific markets, continued investment in our brand and ongoing sales and product training and education.

Increase Growth Capacity.    We intend to continue to invest in our operating infrastructure to meet the requirements of our rapidly growing business. Currently, we manufacture our products in two highly automated, vertically-integrated facilities located in Aarup, Denmark and Duffield, Virginia. Over the past three years, we have invested more than $50.0 million to upgrade and expand these facilities. To accommodate our anticipated growth, we plan to invest an additional $75.0 to $100.0 million to increase productivity and expand manufacturing capacity during the next several years, including the development and construction of an additional manufacturing facility in North America. We also plan to continue to enhance our internal information technology systems and our product distribution network, as well as augment our personnel in management sales, marketing and customer service.

Our Products

Our proprietary visco-elastic foam mattresses and pillows contour to the body more naturally and enable better spinal alignment, reduced pressure points, greater relief of lower back and neck pain and better quality sleep compared to standard innerspring products and traditional pillows. Net sales of our mattresses, including overlays, increased from $116.8 million in 2001 to $156.0 million in 2002, and net sales of our pillows increased from $75.3 million in 2001 to $91.2 million in 2002.

Our high-quality, high-density, temperature-sensitive visco-elastic foam distinguishes our products from other products in the marketplace. Visco-elastic foam was originally developed by NASA in 1971 in an effort to relieve astronauts of the g-forces experienced during lift-off, and NASA subsequently made this formula publicly available. The NASA foam originally proved unstable for commercial use. However, after several years of research and development, we succeeded in developing a proprietary formulation and proprietary process to manufacture a stable, durable and commercially viable product. The key feature of our visco-elastic foam is its temperature sensitivity. It conforms to the body, becoming softer in warmer areas where the body is making the most contact with the foam and remaining firmer in cooler areas where less body contact is being made. As the material molds to the body’s shape, the body is supported in the correct anatomical position with the neck and spine in complete therapeutic alignment. The visco-elastic foam also has higher density than other foam, resulting in improved durability and enhanced comfort. In addition, clinical evidence indicates that our products are both effective and cost efficient for the prevention and treatment of decubitis, or bed sores, a major problem for elderly and bed-ridden patients.

Our core product offerings are:

Mattresses	Summary Description	Suggested U.S. Retail Price
Classic	• Composed of a patented multi-layered, heat sensitive, visco-elastic foam on top of a 4.5" high resiliency foam base (Airflow System™)	$999-$1,699

• Molds to the exact body shape of the user to evenly distribute weight and eliminate pressure points

• Recommended by over 25,000 healthcare professionals

Deluxe	• Composed of a patented multi-layered, heat sensitive, visco-elastic foam on top of two 3" high resiliency foam layers (Dual Airflow System™)	$1,249-$2,099

• Molds to the exact body shape of the user to evenly distribute weight and eliminate pressure points

• Specially designed to fit on platform frames

CelebrityBed	• Our highest profile bed, with a total height of 13 1/4"	$1,999-$2,999

•      Composed of a patented multi-layered, heat sensitive, visco-elastic foam on top of two 3" high resiliency foam layers (Dual Airflow System™), together with a pillowtop layer of six individual comfort sheets filling a specially designed cover

• Molds to the exact body shape of the user to evenly distribute weight and eliminate pressure points

Medical	• Designed to provide high level therapeutic pressure management for institutional and homecare providers	$999

• Proven to help prevent and treat pressure ulcers (bed sores)

• Features waterproof cover

Overlays	• Provides therapeutic, pressure-relieving support	$500-$950

• Ideally suited for camping, recreational vehicles and overnight guests

• Available in most standard sizes

Pillows

Comfort	• “Micro-cushions” fill a specially designed cover	$125

• Provides plush and pressure-relieving comfort in a luxurious, traditional pillow style

Cervical	• Therapeutic, dual-lobed design provides proper neck/ spine alignment	$70-$165

• Available in a variety of sizes

Millennium	• Patented design provides proper neck alignment and therapeutic support for sleeping on back or side	$99-$125

Other

Adjustable Beds	• Highest quality and most advanced adjustable bed available	$1,300-$2,800

• Mattress easily molds to shape of base to stay in place and perform better than other mattresses

Marketing and Sales

We are the leading worldwide manufacturer, marketer and distributor of premium visco-elastic foam mattresses and pillows. While primarily a wholesaler, we market directly to consumers in the United States and the United Kingdom and have recently begun to expand similar programs in Europe. Our marketing strategy is to increase consumer awareness of the benefits of our visco-elastic foam products and to further associate our brand name with better overall sleep and premium quality products. We position our products as high-end, high-tech, functional and unique products, which we sell at full retail prices.

We have four distribution channels: retail, direct, healthcare and third party.

Channel	Summary Description	2002 Net Sales % Mix
		U.S.	Non-U.S.
Retail	• This channel is our fastest growing sales channel and is driven by a sales team dedicated to introducing our products to traditional furniture and bedding retailers. We work with and target furniture retailers, sleep shops, specialty back and gift stores, home stores and international department stores.	62%	55%

	• Retail furniture customers include Art Van, El Corte Ingles, Furniture Village and Haverty’s. Specialty retail customers include Brookstone, Bed, Bath & Beyond, Linens’n Things and Relax the Back.

Direct	• Advertising channels include television, magazines, radio and newspapers.	30%	8%

Healthcare	• We sell to chiropractors, physical therapists, massage therapists, sleep clinics, other medical professionals and medical retailers that could utilize our products to treat patients or recommend and/or sell them to their clients. In addition, we work closely with hospitals, nursing homes, and medical equipment providers to place our products in facilities where they will receive general public use.	6%	24%

	• Customers include Veterans Administration Hospitals, Marriott Senior Living Centers, Delta Health Group, Inc. and the National Institute of Health.

Third Party Distributors	• We have successfully expanded distribution into smaller international markets by utilizing third party distributors. Our approach to these developing markets has allowed us to build sales, marketing and brand awareness with minimal capital risk.	2%	13%

Retail

We are currently positioned in approximately 5,000 furniture stores worldwide. In the United States, the largest sales division is the retail sales division, which currently sells to approximately 1,180 specialty retail and approximately 2,500 furniture stores. We plan to build and maintain our base of specialty retail stores. In addition, since 2000, we have prioritized expanding our products into more traditional furniture stores in both the United States and Europe. We now sell our products in approximately 2,500 such stores in Europe and 2,500 in the United States.

As of September 30, 2003, we had 198 employees in our worldwide retail sales force, including regional sales managers, trainers, sales representatives and regional vice presidents. Our sales force develops this channel through identifying and contacting potential targets, trade publication advertising, presentations at trade shows and referrals. Our sales force seeks to convince potential accounts to stock our products based on our superior product offerings, strong brand awareness and attractive margins. As part of our marketing and sales effort in the United States, our trainers train in-store personnel in our products and their benefits in order to make the in-store personnel more effective sellers of our products, and we often provide mattresses and pillows to these in-store personnel so that they become personally familiar with the benefits of our products.

Direct

Our direct response marketing in the United States and United Kingdom targets customers through television, radio, magazine and newspaper product offering advertisements. Sales from this division in the United States has grown from $7.0 million of sales in 1997 to $48.8 million of sales in 2002. During the same period in the United Kingdom, direct sales increased from $970,000 to $10.1 million. Growth in direct response is primarily a function of advertising, which we intend to increase over the next three years. We have recently introduced a direct response program in certain European markets to replicate the success achieved in the United States and the United Kingdom. Most direct response sales orders are taken through responding to in-bound telephone calls, although some orders are also accepted through the internet. We will seek to increase the portion of direct sales orders taken over the internet in order to make our direct sales process more efficient.

As of September 30, 2003, we had 42 employees in our worldwide direct response sales force.

Healthcare

Our healthcare sales division offers medical mattresses, pillows and wheelchair cushions to the worldwide medical market. The structure of our healthcare business varies according to the local market. Within our healthcare channel, approximately 25,000 healthcare professionals recommend and/or sell our products to their patients; medical retailers, including pharmacists; and hospitals and nursing homes. Our principal markets in this channel are in the United States and in Europe, in Germany, Sweden, Norway and Spain. In each of our local markets, we operate our healthcare business on a local basis with direct sales forces and telemarketing programs. As of September 30, 2003, we had 34 employees in our healthcare channel worldwide.

Our healthcare sales division in the United States, which we refer to as Tempur Medical, began primarily through indirect sales of our mattresses and pillows through a network of medical professionals, and has grown to include direct sales to hospitals, nursing homes and medical retailers. In 2001, we developed a joint initiative with Swiss-American Products, Inc., a wound care management company, in the nursing home market to address the use of our products to help prevent and treat pressure ulcers (or bed sores). We believe that this is a large potential market for our products, including approximately 15,400 nursing homes in the United States with a total bed count in excess of 1.7 million beds, and that this market should expand over time as the baby boom generation ages. We now sell products to five major nursing home chains, which operate a total of more than 85 facilities. We believe this program can be expanded to aid nursing homes across the United States, which currently face sizeable lawsuits regarding damages resulting from bed sores. Our products can help prevent these injuries and the subsequent lawsuits against nursing homes, thus helping both the patient and caregiver.

As part of our marketing to the healthcare channel, we offer the Tempur Ultimate Skin Management Program, under which we provide a $250,000 indemnity reimbursement for pressure ulcer claims for nursing home facilities in compliance with the program. If a facility is in complete compliance with the program, but nevertheless becomes liable for a pressure sore claim, we will pay up to $250,000. To date, we have never had a claim, and we have insurance to mitigate our risk with respect to this indemnity.

Third Party

We have entered into written and verbal arrangements with third party distributors located in Eastern Europe, Asia/Pacific, the Middle East, Central and South America and Canada and Mexico. We utilize third party distributors to serve markets that are currently outside the range of our wholly-owned subsidiaries, which has enabled us to reach new markets with minimal capital investment. We have recently made an additional investment in personnel to manage and grow this important form of product distribution, and have restructured our organization to better track and manage our third party distribution arrangements.

Operations

Manufacturing and Related Technology

Our products are manufactured at plants in Aarup, Denmark and Duffield, Virginia, both of which we own. Much of the sewing and production of mattress and pillow covers is outsourced to third party suppliers.

The Danish plant has undergone several major plant extensions in the past four years, including an $11.5 million facility expansion in 1999. The Danish plant is approximately 440,000 square feet, which we plan to expand to double its mattress production capacity. This plant is currently running close to capacity for mattresses and at approximately 85% of capacity for pillows. Our current mattress production at this plant is near capacity in part to support inventory build-up in the United States in anticipation of additional growth until we complete the expansion of our manufacturing capacity in the United States.

The opening of the Virginia plant in 2001 has provided needed capacity while reducing working capital. The Virginia plant is about 327,000 square feet and we are in the process of doubling the manufacturing capacity, which we expect to complete in the first quarter of 2004. This plant is currently running close to capacity for mattresses and pillows.

In order to increase productivity and expand our manufacturing capacity, we plan to develop and construct a third manufacturing facility which will be located in Albuquerque, New Mexico.

Our foam is a polyurethane product manufactured from polyol and proprietary additives. We limit the number of individuals who know or have access to the exact formula and manufacturing processes to make the foam. Our manufacturing process begins with the material used to make the foam being mixed and poured into molds for pillows or formed into slabs for mattresses. For mattresses, the foam is then cut into appropriate sizes which are laminated before covering and shipping.

Suppliers

We currently obtain all of the materials used to produce our visco-elastic foam from outside sources. We currently acquire almost all our polyol, an industrial commodity based on petroleum, from one supplier with a number of manufacturing locations around the world. We purchase proprietary additives from a number of vendors, including one from whom we are obligated to purchase minimum quantities. We expect to continue these supplier relationships for the foreseeable future. We do not consider ourselves dependent upon any single outside vendor as a source of raw materials and believe that sufficient alternative sources of supply for the same or similar raw materials are available.

Distribution

We recently launched two key supply chain initiatives developed to improve the overall efficiency of our product distribution network. We believe these initiatives will optimize management of our inventories throughout our network, enable us to meet or exceed our targeted delivery goals and enhance our customer service levels.

The first initiative is the design and implementation of a $1.6 million warehouse management system. This system provides network-wide scan, bar code and electronic processing capabilities for receipt, movement and shipment transactions for all distribution center activities. Additionally, we redesigned our distribution network by implementing a two-tier network structure. The first tier consists of two regional distribution centers, with a third scheduled to open in 2004. These regional centers provide inventories that service both our high volume retail customers and replenish our second tier distribution centers. The second tier consists of 16 home delivery service centers located throughout the United States, which are replenished as required with custom assembled truckloads of product that meet location-specific demand requirements. We use third party delivery services to transport our products from our distribution centers to our customers.

Research and Development

We continuously seek to improve our products’ performance and benefits. Through consumer surveys and consumer focus groups, we seek feedback on a regular basis to help enhance our products. Since the introduction of our first product in 1991, we have continued to improve and expand our product line, including new mattresses and pillows for all channels. In addition to our research and development efforts, we also devote significant efforts to product development as part of our sales and marketing operations. We intend to increase our spending on research and development efforts in order to continue providing superior and innovative mattress and pillow products to our target markets, as well as develop new consumer products using our proprietary visco-elastic foam.

Competition

The mattress and pillow industries are highly competitive. Participants in the mattress and pillow industries have traditionally competed primarily based on price. Our premium mattresses compete with a number of different types of premium and standard mattress alternatives, including innerspring mattresses, foam mattresses, waterbeds, futons, air beds and other air-supported mattresses that are sold through a variety of channels, including furniture stores, specialty bedding stores, department stores, mass merchants, wholesale clubs, telemarketing programs, television infomercials and catalogs. The pillow industry is characterized by an extremely large number of competitors, none of which is dominant.

The standard mattress market is dominated by four large manufacturers of innerspring mattresses with nationally recognized brand names, Sealy, Serta, Simmons and Spring Air. These four competitors also offer premium innerspring mattresses and collectively have a significant share of the premium mattress market in the United States. Select Comfort Corporation competes in the premium specialty mattress market and focuses on the air mattress market segment. The balance of the mattress market is served by a large number of other manufacturers, primarily operating on a regional basis. Many of these competitors and, in particular, the four largest manufacturers named above, have greater financial, marketing and manufacturing resources and better brand name recognition than our products and sell their products through broader and more established distribution channels. We also believe that a number of companies have begun to offer foam mattress products similar to our products.

Intellectual Property

We hold various United States and foreign patents and patent applications regarding certain elements of the design and function of our products, including our Combi and Deluxe mattress products, and our Millennium, Comfort and Leg-Spacer pillow products, among others. We have eight issued United States patents, expiring at various points between 2013 and 2021, and 10 United States patent applications pending. We also hold approximately thirty-two foreign patents and have approximately fifteen foreign patent applications pending. Notwithstanding these patents and patent applications, we cannot assure you that these patent rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with our products. In addition, the principal product formula and manufacturing processes for our visco-elastic foam products are not patented. To our knowledge, no third party has asserted a claim against us alleging that any element of our product infringes or otherwise violates any intellectual property rights of any third party.

We hold approximately 86 trademark registrations worldwide, which we believe have significant value and are important to the marketing of our products to retailers. Tempur® and Tempur-Pedic® are trademarks registered with the United States Patent and Trademark Office. We have a number of other registered marks, including Swedish Sleep System® and Tempur-Med®, and our Tempur-Pedic logo is registered. In addition, we have United States applications pending for additional marks. Several of our trademarks have been registered, or are the subject of pending applications, in various foreign countries. Each United States trademark registration is renewable indefinitely as long as the mark remains in use. We periodically review our portfolio of patents, patent applications, trademarks, trademark registrations and trademark registration applications, as well as our business plans, to determine whether our intellectual property portfolio is appropriately aligned with our business. Accordingly, we sometimes permit certain intellectual property to lapse or go abandoned under appropriate circumstances. In addition, due to the uncertainties inherent in prosecuting patent applications and trademark registration applications, sometimes patent applications and trademark applications are rejected and we subsequently abandon them. In other circumstances, applications are allowed and either issue as patents or are registered. We are not aware of any material claims of infringement or other challenges asserted against our right to use these marks.

Governmental Regulation

Our operations are subject to state, local and foreign consumer protection and other regulations relating to the mattress and pillow industry. These regulations vary among the states and countries in which we do business. The regulations generally impose requirements as to the proper labeling of bedding merchandise, restrictions regarding the identification of merchandise as “new” or otherwise, controls as to hygiene and other aspects of product handling and sale and penalties for violations.

The U.S. Consumer Product Safety Commission and various state regulatory agencies are considering new rules relating to fire retardancy standards for the mattress and pillow industry. The State of California plans to adopt, proposed to be effective in 2005, new fire retardancy standards that have yet to be fully defined. If adopted, such new rules may adversely affect our costs, manufacturing processes and materials. We are developing product solutions that are intended to enable us to meet the new standards. Because the new standards have not been finally determined, however, no assurance can be given that our solutions will enable us to meet the new standards. We expect that any required product modifications will add cost to our product. Many foreign jurisdictions also regulate fire retardancy standards, and changes to these standards and changes in our products that require compliance with additional standards would raise similar risks.

Information Systems

We use technology to support our business and reduce operating costs, enhance our customer service and provide real-time information to manage our business. We use technology platforms from market leaders such as Microsoft, Oracle and Hyperion to run both packaged applications and internally developed systems. We have purchased upgraded replacements for the majority of our technology infrastructure over the past several years as equipment has come off of lease. Our major systems include manufacturing resource planning, direct marketing and customer service in-bound/out-bound telemarketing systems, e-commerce systems, retail partners support systems, Oracle ERP and Hyperion financial reporting systems.

The retail, direct marketing, customer service, and e-commerce applications are interfaced together to provide a fully integrated view of our customers and their activities across sales channels. Our Oracle based ERP applications include modules in support of our finance and distribution operations. We are currently upgrading our Oracle applications to the 11i version to provide significantly more flexibility, functionality and productivity cost savings. Our Microsoft-based manufacturing systems provide integrated resource planning and cost accounting applications to provide support for our manufacturing operations.

We use our own employees, supplemented by consultants and contractors, to deliver and maintain our technology systems and assets. Outsourcing is occasionally used for cost effectiveness or strategic reasons. We have a disaster recovery plan in place.

Facilities

We operate in 54 countries and have wholly-owned subsidiaries in fifteen countries, including our wholly-owned subsidiaries that own our manufacturing facilities in Denmark and Virginia. The following table sets forth certain information regarding our principal facilities at September 30, 2003.

Name/Location	Approximate Square Footage	Title	Type of Facility
Tempur Production USA, Inc. Duffield, Virginia	327,000	Owned	Manufacturing
Tempur World Holding Company ApS Aarup, Denmark	440,000	Owned	Manufacturing
Tempur-Pedic, Inc. Lexington, Kentucky	72,000	Leased (until 2009)	Office and Warehouse
Tempur UK Ltd. Tempur House Middlesex, UB3 1BE, United Kingdom	56,650	Leased (until 2010 with a cancellation option in 2007)	Office and Warehouse
Tempur Deutschland GmbH Steinhagen, Germany	121,277	Owned	Office and Warehouse

We have additional facilities in 14 locations in 12 countries under leases with one to ten year terms.

Employees

As of September 30, 2003, we have approximately 1,000 employees, with approximately 400 in the United States, 300 in Denmark and 300 in the rest of the world. As of September 30, 2003, we have approximately 340 employees in sales and marketing, 450 employees in manufacturing, 130 employees in general and administrative, 75 employees in warehouse operations, and 5 employees in research and development, and a number of part-time employees. Our employees in Denmark are under a government labor union contract. None of our United States employees are covered by a collective bargaining agreement. We believe our relations with our employees are generally good.

Legal Proceedings

We are involved in various legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on our business, financial condition, liquidity or operating results.

MANAGEMENT

Tempur-Pedic International Inc.’s executive officers and directors and their ages as of November 15, 2003 are as follows:

Name	Age	Position

Robert B. Trussell, Jr.	52	President, Chief Executive Officer and Director

H. Thomas Bryant	56	Executive Vice President and President of North American Operations

David Montgomery	43	Executive Vice President and President of International Operations

Dale E. Williams	40	Senior Vice President, Chief Financial Officer, Secretary and Treasurer

David C. Fogg	44	Senior Vice President of Tempur-Pedic International and President of Tempur-Pedic, Inc. Retail Division

Jeffrey B. Johnson	38	Vice President, Corporate Controller, Chief Accounting Officer and Assistant Secretary

P. Andrews McLane	56	Chairman and Director

Jeffrey S. Barber	30	Director

Tully M. Friedman	61	Director

Christopher A. Masto	36	Director

Francis A. Doyle	55	Director

The present principal occupations and recent employment history of each of our executive officers and directors listed above is as follows:

Executive Officers

Robert B. Trussell, Jr. is the President and Chief Executive Officer of Tempur-Pedic International and a member of Tempur-Pedic International’s board of directors. He has served in these capacities at Tempur-Pedic International or its predecessor since 2000. From 1992 to 2000, Mr. Trussell served as President of Tempur-Pedic, Inc., one of the predecessors to Tempur-Pedic International. Prior to joining Tempur-Pedic International, Mr. Trussell was general partner of several racing limited partnerships that owned racehorses in England, France and the United States. He was also the owner of several start-up businesses in the equine lending and insurance business. Mr. Trussell received his B.S. degree from Marquette University.

H. Thomas Bryant joined Tempur-Pedic International in July 2001 and serves as Executive Vice President and President of North American Operations. From 1998 to 2001, Mr. Bryant was the President and Chief Executive Officer of Stairmaster Sports & Medical Products, Inc. From 1989 to 1997, Mr. Bryant served in various senior management positions at Dunlop Maxfli Sports Corporation, most recently as President. Prior to that, Mr. Bryant spent 15 years in various management positions at Johnson & Johnson. Mr. Bryant received his B.S. degree from Georgia Southern University.

David Montgomery joined Tempur-Pedic International in February 2003 and serves as Executive Vice President and President of International Operations. From 2001 to November 2002, Mr. Montgomery was employed by Rubbermaid, Inc., where he served as President of Rubbermaid Europe. From 1988 to 2001, Mr. Montgomery held various management positions at Black & Decker Corporation, most recently as Vice President of Black & Decker Europe, Middle East and Africa. Mr. Montgomery received his B.A. degree, with honors, from L’ Ecole Superieure de Commerce de Reims, France and Middlesex Polytechnic, London.

Dale E. Williams joined Tempur-Pedic International in July 2003 and serves as Senior Vice President and Chief Financial Officer. From 2001 to September 2002, Mr. Williams served as Vice President and Chief Financial Officer of Honeywell Control Products, a division of Honeywell International, Inc. From September 2002, when he left Honeywell in connection with a reorganization, to July 2003, Mr. Williams received severance from Honeywell and was not employed. From 2000 to 2001, Mr. Williams served as a Vice President and Chief Financial Officer of Saga Systems, Inc./Software AG, Inc. Prior to that, Mr. Williams spent 15 years in various management positions at General Electric Company, most recently as Vice President and Chief Financial Officer of GE Information Services, Inc. Mr. Williams received his B.A. degree in finance from Indiana University.

David C. Fogg has served as a Senior Vice President and President of our North American Retail Division since 2001, and has been employed with Tempur-Pedic International or its predecessor, since 1995. Prior to that, Mr. Fogg was Vice President of International Sales at Occidental Petroleum’s Island Creek Coal Company. Mr. Fogg’s professional activities include participation in the International Sleep Products Association (ISPA) Board of Trustees, Better Sleep Council Board and Strategic Planning Committee. Mr. Fogg received his B.A. degree from Pomona College.

Jeffrey B. Johnson joined Tempur-Pedic International in November 1999 and serves as Vice President, Corporate Controller and Chief Accounting Officer. From 1993 to 1999, Mr. Johnson was an experienced manager at Arthur Andersen in the audit and business advisory services division. Mr. Johnson is a certified public accountant and a certified management accountant and holds a B.S. degree, with honors, from the University of Kentucky and an M.B.A. degree, with honors, from the University of Chicago.

Directors

P. Andrews McLane has served as Chairman of Tempur-Pedic International’s board of directors since November 2002. Mr. McLane joined TA Associates, Inc., a private equity firm, which is one of our controlling stockholders, in 1979, where he is Senior Managing Director and a member of the firm’s Executive Committee. Mr. McLane’s activity at TA Associates centers on buyouts and leveraged recapitalizations of companies in the consumer, financial services and business services sectors. Mr. McLane is a director of IXION Technologies and United Pet Group and also serves on the boards of the United States Ski and Snowboard Team, St. Paul’s School and the Appalachian Mountain Club. Mr. McLane graduated from Dartmouth College in 1969 with an A.B. degree and from the Tuck School of Business at Dartmouth in 1973 with an M.B.A. degree.

Jeffrey S. Barber has served as a member of Tempur-Pedic International’s board of directors since November 2002. Mr. Barber is Vice President of TA Associates, Inc., a private equity firm, which is one of our controlling stockholders, where he has been employed since 2001. Mr. Barber’s activity at TA Associates centers on buyouts and leveraged recapitalizations of companies in the consumer, financial services and business services sectors. Prior to joining TA Associates, Mr. Barber was employed as an Associate both in the Private Equity Group of Weiss, Peck & Greer, LLC during 2000 and as an Associate in the Private Equity Group of Vestar Capital Partners from 1997 to 1999. Prior to that, Mr. Barber was employed at Morgan Stanley & Co., where he worked in the investment banking department. Mr. Barber received his B.A. degree, with University and Departmental Honors, from Johns Hopkins University and his M.B.A. degree, as a Beta Gamma Sigma Scholar, from Columbia University.

Tully M. Friedman has served as a member of Tempur-Pedic International’s board of directors since November 2002. Mr. Friedman is Chairman and Chief Executive Officer of Friedman Fleischer & Lowe, LLC, a private equity firm he co-founded in 1997, which is one of our controlling stockholders. Prior to forming Friedman Fleischer & Lowe, Mr. Friedman co-founded and served as one of two managing general partners of private equity firm Hellman & Friedman. He is currently on the board of directors of Advanced Career Technologies, Inc., Archimedes Technology Group, CapitalSource Inc., The Clorox Company and Mattel, Inc. He received his B.A. degree, with great distinction, from Stanford University and received a J.D. degree from Harvard Law School.

Christopher A. Masto has served as a member of Tempur-Pedic International’s board of directors since November 2002. Mr. Masto is a Managing Director of Friedman Fleischer & Lowe, LLC, a private equity firm he co-founded in 1997, which is one of our controlling stockholders. Prior to 1997, he worked as a management consultant with Bain & Company. Prior to that, Mr. Masto was employed at Morgan Stanley & Co., where he worked in the investment banking department. He currently serves on the board of Archimedes Technology Group. Mr. Masto received his B.A. degree, magna cum laude, from Brown University with an Sc.B. in Electrical Engineering and received his M.B.A. degree from Harvard Business School.

Francis A. Doyle has served as a member of Tempur-Pedic International’s board of directors since March 2003. Mr. Doyle has served as President and Chief Executive Officer of Connell Limited Partnership since 2001. From 1972 to 2001, he was a partner at PricewaterhouseCoopers LLP, where he was Global Technology and E-Business Leader and a member of the firm’s Global Leadership Team. He currently serves on the board of directors of Liberty Mutual Holding Company, Inc. and Citizens Financial Group. He is a trustee of the Joslin Diabetes Center and Boston College. Mr. Doyle is a certified public accountant and holds a B.S. degree and an M.B.A. degree from Boston College.

Board Committees

Upon completion of this offering, our board of directors will have three standing committees to assist it with its responsibilities. These committees are described below.

Compensation Committee

After this offering, our board of directors will have a compensation committee consisting initially of three directors, who are Messrs. Doyle, McLane and Friedman. The composition of the compensation committee will satisfy the independence requirements of the New York Stock Exchange, including its transitional rules. Our compensation committee reviews the salaries and other compensation of our executive officers, including equity-based compensation, and makes recommendations to our board of directors. In addition, the compensation committee reviews and administers our incentive compensation and other stock-based plans.

Audit Committee

After this offering, our board of directors will have an audit committee consisting initially of three directors, who are Messrs. Barber, Doyle and Masto. The composition of the audit committee will satisfy the independence and other requirements of the New York Stock Exchange, including its transitional rules, and the Securities and Exchange Commission. Each member of the audit committee will be financially literate at the time such director is appointed. In addition, our board of directors has determined that Mr. Doyle is an audit committee financial expert within the meaning of Item 401(h) of Regulation S-K of the Securities Act. Our audit committee makes recommendations to our board of directors regarding the selection of our independent auditors and reviews the professional services provided by our independent auditors, the independence of our auditors, the professional fees payable to our auditors, our annual financial statements, and our system of internal accounting procedures and controls.

Nominating and Governance Committee

After this offering, our board of directors will have a nominating and governance committee initially consisting of three directors, who are Messrs. Doyle, McLane and Friedman. The composition of the nominating and governance committee will satisfy the independence requirements of the New York Stock Exchange, including its transitional rules.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. Prior to the formation of the compensation committee, the board of directors as a whole made decisions relating to compensation of our executive officers.

Compensation of Executive Officers

The following table sets forth information concerning the annual and long-term compensation for services in all capacities to Tempur-Pedic International or Tempur World, Inc. for each year in the three-year period ended December 31, 2002 of those persons who served as (i) the chief executive officer during each year in the three- year period ended December 31, 2002 and (ii) our other four most highly compensated executive officers for the year ended December 31, 2002, whom together with the chief executive officer we refer to collectively as the “Named Executive Officers”:

SUMMARY COMPENSATION TABLE

Annual Compensation Long-Term Compensation

Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation (a)		All Other Compensation (b)
Robert B. Trussell, Jr. President and Chief Executive Officer	2002 2001 2000	$282,500 276,975 269,500		$84,893 40,425 73,500		$7,200 6,000 —	$10,270 9,691 1,440

Jeffrey P. Heath(c)	2002 2001 2000	$166,700 164,000 157,000		$49,455 47,100 —		$7,200 6,000 —	$46,568 24,475 1,308

H. Thomas Bryant(d) Executive Vice President	2002 2001 2000	$213,300 206,000 n/a		$45,833 — n/a		$7,200 90,864 n/a	$5,140 — n/a

David C. Fogg Senior Vice President	2002 2001 2000	$241,100 237,300 220,000		$71,190 33,000 —		$7,200 6,000 —	$10,451 9,265 1,440

Jeffrey B. Johnson Vice President, Corporate Controller and Chief Accounting Officer	2002 2001 2000	$115,000 100,000 95,000	$	— — 5,000	$	— — —	$5,576 4,627 781

(a)	Represents amounts paid on behalf of each of the Named Executive Officers for the following four respective categories of other annual compensation: (i) compensation recorded associated with the exercise of stock options, (ii) compensation associated with the pay out of previously deferred compensation, (iii) relocation expenses incurred and (iv) car and financial planning allowances paid on behalf of the Named Executive Officers. Amounts for each of the Named Executive Officers for each of the four respective preceding categories is as follows: Mr. Trussell: (2002-$0, $0, $0, $7,200; 2001-$0, $0, $0, $6,000; 2000-$0, $0, $0, $0); Mr. Heath: (2002-$0, $0, $0, $7,200; 2001-$0, $0, $39,411, $6,000; 2000-$0, $0, $17,554, $0); Mr. Bryant: (2002-$0, $0, $216, $7,200; 2001-$0, $0, $90,384, $0; 2000-$0, $0, $0, $0); Mr. Fogg: (2002-$0, $0, $0, $7,200; 2001-$0, $0, $0, $6,000; 2000-$0, $0, $0, $0); Mr. Johnson (2002-$0, $0, $0, $0; 2001-$0, $0, $7,186; 2000-$0, $0, $27,930).
(b)	Represents amounts paid on behalf of each of the Named Executive Officers for the following three respective categories of compensation: (i) premiums for life and accidental death and dismemberment insurance, (ii) premiums for long-term disability benefits and (iii) contributions to our defined contribution plans. Amounts for each of the Named Executive Officers for each of the three respective preceding categories is as follows: Mr. Trussell: (2002-$1,020, $420, $8,830; 2001-$1,020, $420, $8,251; 2000-$1,020, $420, $0); Mr. Bryant: (2002-$1,020, $420, $3,484; 2001-$340, $140, $0; 2000-$0, $0, $0); Mr. Fogg: (2002-$1,020, $420, $9,011; 2001 $1,020, $420, $7,825; 2000-$1,020, $420, $0); Mr. Johnson: (2002-$612, $210, $4,754; 2001-$581, $199, $3,846; 2000-$581, $199, $0).
(c)	Mr. Heath served as Executive Vice President and Chief Financial Officer until July 2003.
(d)	Data for 2000 is not available for Mr. Bryant as he joined our company in July 2001.

OPTIONS/SAR GRANTS IN LAST FISCAL YEAR

		Individual Grants
Name	Number of Securities Underlying Options/SARS Granted(#)	% of Total Options/SARS Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term(a)
					5%($)	10%($)
Robert B. Trussell, Jr.	0/1,732,500	28.4%	$1.52	11/01/2012	$1,662,007	$6,842,419
Jeffrey P. Heath	0/619,500	10.6%	1.52	11/01/2012	594,293	2,446,702
H. Thomas Bryant	0/892,500	14.6%	1.52	11/01/2012	856,185	3,524,896
David C. Fogg	0/842,100	13.8%	1.52	11/01/2012	807,836	3,325,829
Jeffrey B. Johnson	0/84,000	1.4%	1.52	11/01/2012	80,582	331,765

(a)	Potential Realizable Value is based on certain assumed rates of appreciation from the option exercise price since our board of directors determined that the stock’s then current value was equal to or less than such option exercise price. These values are not intended to be a forecast of our stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the stock. There can be no assurance that the amounts reflected in this table will be achieved. In accordance with the rules promulgated by the Securities and Exchange Commission, Potential Realizable Value is based upon the exercise price of the options.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION/SAR VALUES

Name	Number of Securities Underlying Unexercised Options/SARS at Fiscal Year-End(#) Exercisable/Unexercisable(a)
Robert B. Trussell, Jr.	0/1,732,500
Jeffrey P. Heath	0/619,500
H. Thomas Bryant	0/892,500
David C. Fogg	0/842,100
Jeffrey B. Johnson	0/84,000

(a)	Includes options exercisable within 60 days after December 31, 2002.

Employee Benefit Plans

2002 Stock Option Plan

In November 2002, our board of directors and stockholders approved a stock option plan, effective for a ten-year term, to encourage ownership of stock by our employees, directors and consultants and to provide them with additional financial incentives. Under the plan, the number of outstanding shares of our common stock attributable to the exercise of options, together with the number of shares issuable upon the exercise of outstanding options, shall not exceed 9,907,349 shares except in the event of a stock dividend, split, reclassification or other similar corporate transaction. No individual may be granted options for more than 66 2/3% of this total number of shares.

Employees, directors and consultants are eligible to receive options under the plan. However, directors who are not also employees are not eligible to receive incentive options. In the case of incentive options, the option price shall be not less than 100% of the fair market value of our common stock on the date the option is granted, or not less than 110% of that fair market value for a holder of 10% of our voting stock. Incentive options expire ten years after the date on which they are granted, or five years after the grant date for holders of 10% of our voting stock. Other options under the plan are not subject to such limitation.

In connection with the adoption of our 2003 Equity Incentive Plan, described below, the Board of Directors will amend the 2002 Stock Option Plan to provide that no additional options will be issued under that plan.

2003 Equity Incentive Plan

Upon completion of the offering, a new incentive compensation plan will go into effect, which we refer to in this prospectus as the 2003 Equity Incentive Plan. The 2003 Equity Incentive Plan will be administered by the compensation committee of our board of directors, which committee has the exclusive authority, including the power to determine eligibility to receive awards, the types and number of shares of stock subject to the awards, the price and timing of awards and the acceleration or waiver of any vesting, and performance of forfeiture restriction. The compensation committee, however, does not have the authority to waive any performance restrictions for performance-based awards. As used in this prospectus, the term “administrator” means the compensation committee.

Participants.    Any of our employees, our non-employee directors, consultants and advisors to us, as determined by the compensation committee may be selected to participate in the 2003 Equity Incentive Plan. We may award these individuals with one or more of the following:

•	stock options;

•	stock appreciation rights;

•	restricted stock and stock unit awards;

•	performance shares;

•	stock grants; and

•	performance-based awards.

Stock options.    Stock options may be granted under the 2003 Equity Incentive Plan, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, as amended (Code), and nonqualified stock options. The option exercise price of all stock options granted under the 2003 Equity Incentive Plan will be determined by the administrator, except that any incentive stock option or any option intended to qualify as performance-based compensation under Code Section 162(m) will not be granted at a price that is less than 100% of the fair market value of the stock on the date of grant. Stock options may be exercised as determined by the administrator, but in no event after the tenth anniversary date of grant.

Upon the exercise of a stock option, the purchase price must be paid in full in either cash or its equivalent. The administrator may also allow payment by tendering previously acquired shares of our common stock with a fair market value at the time of exercise equal to the exercise price, provided such shares have been held for at least six months prior to tender and broker-assisted cashless exercises and may authorize loans for the purpose of exercise as permitted under applicable law.

Stock appreciation rights (SAR).    SAR entitle a participant to receive a payment equal in value to the difference between the fair market value of a share of stock on the date of exercise of the SAR over the grant price of the SAR. The administrator may pay that amount cash, in shares of our common stock, or a combination. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any SAR will be determined by the administrator at the time of the grant of award and will be reflected in the award agreement.

Restricted stock and stock units.    A restricted stock award or restricted stock unit award is the grant of shares of our common stock either currently (in the case of restricted stock) or at a future date (in the case of restricted stock units) at a price determined by the administrator (including zero), that is nontransferable and is subject to substantial risk of forfeiture until specific conditions or goals are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may, if permitted by the administrator, have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the administrator.

Performance shares.    A performance share award is a contingent right to receive pre-determined shares of our common stock if certain performance goals are met. The value of performance units will depend on the degree to which the specified performance goals are achieved but are generally based on the value of our common stock. The administrator may, in its discretion, pay earned performance shares in cash, or stock, or a combination of both.

Stock grants.    A stock grant is an award of shares of common stock within restriction. Stock grants may only be made in limited circumstances, such as in lieu of other earned compensation.

Performance-based awards.    Grants of performance-based awards enable us to treat other awards granted under the 2003 Equity Incentive Plan as “performance-based compensation” under Section 162(m) of the Code and preserve the deductibility of these awards for federal income tax purposes. Because Section 162(m) of the Code only applies to those employees who are “covered employees” as defined in Section 162(m) of the Code, only covered employees and those likely to become covered employees are eligible to receive performance-based awards.

Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the administrator for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: pre- or after-tax net earnings, sales or revenue, operating earnings, operating cash flow, return on net assets, return on stockholders’ equity, return on assets, return on capital, stock price growth, stockholder returns, gross or net profit margin, earnings per share, price per share, and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group. With regard to a particular performance period, the administrator will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed on the date the performance-based award is paid to be eligible for a performance-based award for that period.

Shares reserved for issuance.    Subject to certain adjustments, we may issue a maximum of 8,000,000 shares of our common stock, including shares of common stock that may be issued upon the exercise of options, under the 2003 Equity Incentive Plan.

Amendment and termination.    The administrator, with the board’s approval, may terminate, amend, or modify the 2003 Equity Incentive Plan at any time; however, stockholder approval will be obtained for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule. We may not make any grants under the 2003 Equity Incentive Plan after December 1, 2013.

Adoption by stockholders.    The 2003 Equity Incentive Plan has been approved by the holders of a majority of outstanding shares of our common stock and preferred stock.

2003 Employee Stock Purchase Plan

We plan to sponsor an employee stock purchase plan following the completion of the offering, which we refer to in this prospectus as the 2003 Employee Stock Purchase Plan. The 2003 Employee Stock Purchase Plan will permit eligible employees (as defined in the 2003 Employee Stock Purchase Plan) to purchase up to $25,000 worth of our common stock annually over the course of two semi-annual offering periods at a price of no less than 85% of the price per share of our common stock either at the beginning or the end of each six-month offering period, whichever is less. The compensation committee of our board of directors will administer the 2003 Employee Stock Purchase Plan. Our board may amend or terminate the plan. The 2003 Employee Stock Purchase Plan will comply with the requirements of Section 423 of the Code. We may issue a maximum of 500,000 shares of our common stock under this plan. This plan has been approved by the holders of a majority of outstanding shares of our common stock and preferred stock.

Director Compensation

Francis A. Doyle has been granted options to purchase 210,000 shares of common stock for service as a director and as chairman of the audit committee. Our directors may be reimbursed for expenses incurred in attending board and committee meetings.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as members of our board of directors or compensation committee.

Employment Arrangements, Termination of Employment Arrangements and Change in Control Arrangements

In October 2002, we entered into several executive employment agreements described below, which became effective upon the closing of the Tempur acquisition on November 1, 2002. We entered into an amended and restated employment agreement with Robert B. Trussell, Jr., providing for his employment as Chief Executive Officer. The agreement has an initial term of two years and will be automatically renewed for successive one-year periods. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $310,000, subject to annual adjustment by Tempur-Pedic International’s board of directors beginning January 1, 2004, plus a variable performance bonus set to target 30% of Mr. Trussell’s base salary if certain criteria are met, plus options to purchase shares of our voting common stock.

We entered into an amended and restated employment agreement with David C. Fogg, providing for his employment as Senior Vice President, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $260,000, subject to annual adjustment by Tempur-Pedic International’s board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Fogg’s base salary if certain criteria are met, and options to purchase shares of our voting common stock.

We entered into an amended and restated employment agreement with H. Thomas Bryant for his employment as Executive Vice President, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. Mr. Bryant’s agreement provides for an annual base salary of $250,000, subject to annual adjustment by Tempur-Pedic International’s board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Bryant’s base salary if certain criteria are met, and options to purchase shares of our voting common stock.

We entered into an amended and restated employment agreement with Jeffrey P. Heath for his employment as Chief Financial Officer. The agreement had an initial term of one year and a perpetual one-year renewal term.

Mr. Heath’s agreement provided for an annual base salary of $180,000, subject to annual adjustment by Tempur-Pedic International’s board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Heath’s base salary if certain criteria were met, and options to purchase shares of our voting common stock. In July 2003, we entered into a separation agreement with Mr. Heath containing customary terms and conditions, including provisions related to severance, option acceleration, note forgiveness and non-competition.

On July 11, 2003, we entered into an executive employment agreement with Dale E. Williams, providing for his employment as Senior Vice President and Chief Financial Officer, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement has an initial term of one-year and a perpetual one-year renewal term. Either party may terminate the agreement, upon written notice, 90 days prior to the expiration of the initial or renewal term. The agreement provides for an annual base salary of $225,000, subject to annual adjustment by Tempur-Pedic International’s board of directors beginning January 1, 2004, a variable performance bonus set to target 30% of Mr. Williams’ base salary if certain criteria are met, and options to purchase shares of our voting common stock.

On September 12, 2003, we entered into an executive employment agreement with David Montgomery, providing for his employment as Executive Vice President, or such other executive position as may be assigned from time to time by our Chief Executive Officer. The agreement provides that employment shall continue unless and until terminated by either party. Mr. Montgomery may terminate employment with six months written notice. We may terminate employment with 12 months written notice. The agreement provides for an annual base salary of £192,500, subject to an annual adjustment by Tempur-Pedic International’s board of directors on or about January 1 of each year beginning with January 1, 2004, and a variable performance bonus set to target 30% of Mr. Montgomery’s base salary if certain criteria are met, and options to purchase shares of our voting common stock.

By the terms of their employment agreements, Mr. Trussell, Mr. Fogg, Mr. Bryant, Mr. Heath, Mr. Williams and Mr. Montgomery are prohibited from disclosing certain confidential information and trade secrets, soliciting any employee for one or two years following their employment and working with or for any competing companies during their employment and for one or two years thereafter.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our outstanding equity securities as of the date of this prospectus by:

•	each person known to beneficially own more than 5% of Tempur-Pedic International’s outstanding common stock;

•	each of Tempur-Pedic International’s directors and the Named Executive Officers;

•	all of Tempur-Pedic International’s directors and executive officers as a group; and

•	each of our stockholders who are selling shares in this offering.

To our knowledge, each selling stockholder purchased the shares of our stock in the ordinary course of business and, at the time of acquiring the securities to be resold, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The information set forth in the table below gives effect to the conversion of all preferred stock into common stock. The table also includes the number of shares underlying options and warrants that are exercisable within 60 days of the date of this offering. Common stock subject to these options or warrants is deemed to be outstanding for the purpose of computing the ownership percentage of the person holding such options or warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. The table assumes 91,016,520 shares of common stock outstanding as of the date of this prospectus and 97,266,520 shares of common stock outstanding upon completion of this offering.

Certain of the selling stockholders have granted the underwriters a 30-day option to purchase up to 2,812,500 shares of common stock to cover over-allotments, if any. If this option is exercised in full, the selling stockholders will sell 2,812,500 shares of common stock to the underwriters.

The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any discounts, commissions, concessions or profits they earn on any sale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are deemed to be “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

One of the selling stockholders, Gleacher Mezzanine Funds (as defined below), is an affiliate of Gleacher Partners LLC, a broker-dealer. Gleacher Mezzanine Funds acquired shares of our stock in the ordinary course of its business, and at the time of acquiring shares of our stock had no agreements or understandings, directly or indirectly, with any person to distribute these securities.

Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address of each officer, director and 5% stockholder listed below is c/o Tempur-Pedic International Inc., 1713 Jaggie Fox Way, Lexington, Kentucky 40511.

	Number of Shares		Number of Shares to be Sold in Offering(11)	Percentage of Shares
	Beneficially Owned			Beneficially Owned
Name of Beneficial Owner:	Before Offering	After Offering		Before Offering	After Offering
5% Stockholders:
TA Associates Funds(1)(11)	52,215,455	44,190,198	8,025,257	58.2%	45.4%
Friedman Fleischer & Lowe Funds(2)(11)	25,570,151	21,640,145	3,930,006	29.5%	22.2%
Executive Officers and Directors:
Robert B. Trussell, Jr.(3)(11)	3,377,472	3,377,472	—	3.9%	3.5%
H. Thomas Bryant(11)	287,946	287,946	—	*	*
David C. Fogg(11)	1,140,636	1,140,636	—	1.3%	1.2%

	Number of Shares		Number of Shares to be Sold in Offering(11)	Percentage of Shares
	Beneficially Owned			Beneficially Owned
Name of Beneficial Owner:	Before Offering	After Offering		Before Offering	After Offering
David Montgomery	196,875	196,875	—	*	*
Jeffrey B. Johnson(11)	21,000	21,000	—	*	*
Dale E. Williams(4)(11)	52,500	52,500	—	*	*
P. Andrews McLane(5)	52,215,455	44,190,198	8,025,257	58.2%	45.4%
Jeffrey S. Barber(6)(11)	52,215,455	44,190,198	8,025,257	58.2%	45.4%
Tully M. Friedman(7)	25,570,151	21,640,145	3,930,006	29.5%	22.2%
Christopher A. Masto(8)	25,570,151	21,640,145	3,930,006	29.5%	22.2%
Francis A. Doyle(9)	52,500	52,500	—	*	*

All Executive Officers and Directors as a group (11 persons)(10)(11):	82,914,535	70,959,272	11,955,263	92.5%	73.0%

Other Selling Stockholders:
Gleacher Mezzanine Funds(11)	2,912,490	2,464,856	447,634	3.3%	2.6%
Antares Capital Corp.(11)	131,250	111,077	20,173	*	*
Jean H. Downey Living Trust(11)	163,978	138,775	25,203	*	*
Alain Falourd(11)	409,941	389,768	20,173	*	*
Keansburg Investments Limited(11)	177,733	164,074	13,659	*	*
Thomas Jameson(11)	46,977	39,756	7,221	*	*
George Khouri(11)	210,000	206,772	3,228	*	*
Robert Hoeller(11)	538,676	536,574	2,102	*	*
David Wright(11)	114,780	113,252	1,528	*	*
Robert W. and Mary M. Mulcahy, JTWROS(11)	37,437	35,984	1,453	*	*
Lynda Davey and Alan Schiffres, Tenants in Common(11)	131,250	130,039	1,211	*	*
John Paul Pucek(11)	48,667	47,919	748	*	*
Frank Passante(11)	201,757	201,353	404	*	*

*	Represents ownership of less than one percent
(1)	Amounts shown reflect the aggregate number of shares of common stock held by TA IX L.P., TA/Atlantic and Pacific IV L.P., TA/Advent VIII L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., TA Investors LLC and TA Subordinated Debt Fund, L.P. (collectively, the “TA Associates Funds”). Includes 3,120,815 shares of common stock issuable upon exercise of outstanding and currently exercisable warrants. Investment and voting control of the TA Associates Funds is held by TA Associates, Inc. No stockholder, director or officer of TA Associates, Inc. has voting or investment power with respect to the shares of the Company held by TA Associates Funds. Voting and investment power with respect to such shares is vested in a four-person Investment Committee comprised of Jeffrey S. Barber, Brian J. Conway, C. Kevin Landry and P. Andrews McLane. Mr. McLane is Senior Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P., TA Advent VIII L.P. and TA Subordinated Debt Fund, L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Mr. Barber is Vice President of TA Associates, Inc., the manager of the general partner of TA IX L.P., TA Advent VIII L.P. and TA Subordinated Debt Fund, L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. The address of the TA Associates Funds is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.
(2)

Amounts shown reflect the aggregate number of shares of common stock held by Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP (collectively, the “Friedman Fleischer & Lowe Funds”). The Friedman Fleischer & Lowe Funds are controlled by Friedman Fleischer & Lowe GP, LLC, their general partner. Mr. Friedman and Mr. Masto are Managing Members of Friedman Fleischer & Lowe GP, LLC and direct the vote of the FFL funds as shareholders of Tempur-Pedic International. The address of the Friedman Fleischer & Lowe Funds is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, 10th Floor, San Francisco, CA 94111.

(3)	Amount reflects the aggregate number of shares owned by RBT Investments, LLC and Robert B. Trussell and Martha O. Trussell, Tenants in Common.
(4)	Includes 52,500 shares of common stock issuable upon exercise of outstanding and currently exercisable options.
(5)	Includes 3,120,815 shares of common stock issuable upon exercise of outstanding and currently exercisable warrants. Mr. McLane is Senior Managing Director of TA Associates, Inc., the manager of the general partner of TA IX L.P., TA Advent VIII L.P. and TA Subordinated Debt Fund, L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Accordingly, Mr. McLane may be deemed to beneficially own shares owned by TA IX L.P., TA Advent VIII L.P., TA Subordinated Debt Fund, L.P., TA Investors LLC, TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Mr. McLane disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. McLane is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.
(6)	Includes 3,120,815 shares of common stock issuable upon exercise of outstanding and currently exercisable warrants. Mr. Barber is Vice President of TA Associates, Inc., the manager of the general partner of TA IX L.P., TA Advent VIII L.P. and TA Subordinated Debt Fund, L.P.; the manager of TA Investors LLC; and the general partner of TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Accordingly, Mr. Barber may be deemed to beneficially own shares owned by TA IX L.P., TA Advent VIII L.P., TA Subordinated Debt Fund, L.P., TA Investors LLC, TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P. and TA Strategic Partners Fund B L.P. Mr. Barber disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. Barber is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, MA 02110.
(7)	Mr. Friedman is Senior Managing Member of Friedman Fleischer & Lowe GP, LLC, which is the general partner of Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP. Accordingly, Mr. Friedman may be deemed to beneficially own shares owned by the Friedman Fleischer & Lowe Funds. Mr. Friedman disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. Friedman is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, 10th Floor, San Francisco, CA 94111.
(8)	Mr. Masto is Managing Member of Friedman Fleischer & Lowe GP, LLC, which is the general partner of Friedman Fleischer & Lowe Capital Partners, LP and FFL Executive Partners, LP. Accordingly, Mr. Masto may be deemed to beneficially own shares owned by the Friedman Fleischer & Lowe Funds. Mr. Masto disclaims beneficial ownership of any such shares in which he does not have a pecuniary interest. The address for Mr. Masto is c/o Friedman Fleischer & Lowe, LLC, One Maritime Plaza, 10th Floor, San Francisco, CA 94111.
(9)	The address for Mr. Doyle is c/o Connell Limited Partnership, One International Place, Fort Hill Square, Boston, MA 02110.
(10)	Includes 3,120,815 shares of common stock issuable upon exercise of outstanding and currently exercisable warrants and 52,500 shares of common stock issuable upon exercise of outstanding and currently exercisable options.
(11)

Assumes the underwriters’ over-allotment option is not exercised. In the event that the underwriters’ over-allotment option is exercised in full, the following persons named in the table above will sell the additional number of shares set forth after their respective names: TA Associates Funds (1,485,172), Friedman Fleischer & Lowe Funds (727,296), Gleacher Mezzanine Funds (82,840), Antares Capital Corp. (3,733), Robert Hoeller (389), Alain Falourd (3,734), George Khouri (598), Frank Passante (75), Keansburg Investments Limited (2,528), Jean H. Downey Living Trust (4,664), Lynda Davey and Alan Schiffres, Tenants in Common (224), David Wright (283), John Paul Pucek (139), Thomas Jameson (1,337),

Robert W. and Mary M. Mulcahy, JTWROS (269), Robert B. Trussell and Martha O. Trussell, Tenants in Common (125,000), H. Thomas Bryant (51,476), David C. Fogg (102,543) and Dale E. Williams (26,250). In the event that the underwriters’ over-allotment option is exercised in full, the following additional persons who are employees of our company but are not named in the table above will sell the number of shares set forth after their respective names: Joel Guerin (13,583), Christian Magnusson (23,204), Dany Sfeir (26,250), Lars Hansen (11,916), Paer Roland Siljedahl (11,860), Paul Key (5,250), Mathias Ingvarsson (9,590), Jeffrey B. Johnson (21,000), Michael Smith (2,101), Kenneth Mitchell (9,079), Frank Henry (2,101), Jeffrey T. Lillich (526), Miguel Lorenzo Searl (8,569), Rick Peak (6,242), John Miller (3,806), Charles W. Tauchert (5,391), William H. Poche (2,626), Tom Dam Mikkelson (5,391), Jean Paul Palman (526), Richard D. Zander (4,987), Harald Stokkeland (4,725), Simon Walsh (4,725), Jason P. Broyles (4,725), Johnny Cagle (3,151) and Beat Lucy (2,626).

CERTAIN RELATIONSHIPS AND RELATED

PARTY TRANSACTIONS

Contribution Agreement

In October 2002, Tempur-Pedic International entered into a contribution agreement with a number of parties, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds. In exchange for shares of our Class A common stock, Series A preferred stock or Class B-1 common stock, these parties pledged to deliver to Tempur-Pedic International common stock of Tempur World, cash or promissory notes, respectively. The agreement also allowed for additional investments to be made by certain accredited investors in our Class A common stock or Series A preferred stock.

In November 2002, stockholder notes were executed pursuant to the contribution agreement by four investors in exchange for shares of Class B-1 voting common stock. Robert B. Trussell, Jr. executed a note in the principal amount of $40,273.49; David C. Fogg executed a note in the principal amount of $24,933.10;  H. Thomas Bryant executed a note in the principal amount of $11,776.20; and Jeffrey P. Heath executed a note in the principal amount of $23,017.21. Each note matures on November 1, 2012 and accrues interest at 5% per annum. We had been granted a security interest in all shares issued under the notes, and any other shares of capital stock of our company acquired by these investors due to a stock dividend, distribution or recapitalization with respect to the pledged shares were to be delivered and pledged to us. Shares pledged under the notes were not to be sold, assigned or transferred, but holders thereof had voting rights and were to retain any issued dividends with respect thereto while the notes were not in default. As part of his separation agreement, Mr. Heath’s note was forgiven and his pledge was released. Messrs. Trussell and Fogg repaid their notes in full on September 3, 2003. Mr. Bryant repaid his note in full on September 4, 2003.

In October 2003, in order to resolve certain issues relating to the treatment of options of Tempur World, Inc. that were terminated in connection with the acquisition by Tempur-Pedic International in November 2002 of Tempur World, we made one-time payments of $136,596 to Mr. Trussell, $60,709 to Mr. Bryant, $83,475 to Mr. Fogg and $75,886 to Mr. Heath. We also made payments totaling approximately $210,000 to certain other former stockholders of Tempur World.

In connection with the transactions contemplated by the contribution agreement, TA Associates received a $1.5 million transaction fee and a $700,000 facility fee in connection with the mezzanine financing entered into in November 2002, and FFL Partners received a $1.0 million transaction fee and expense reimbursement of approximately $175,000. With respect to the $50.0 million mezzanine facility entered into in November 2002, affiliates of TA Associates provided $35.0 million of this funding. This facility was repaid in full as part of the recapitalization in August 2003.

Stockholder Agreements

In November 2002, Tempur-Pedic International and certain of our stockholders, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds, entered into a stockholder agreement. The stockholder agreement, among other things, (i) grants tag-along rights (rights to participate on a pro rata basis in sales of stock by other stockholders) on certain transfers of shares of our capital stock; (ii) grants Tempur-Pedic International a first right of purchase on any proposed transfer of shares of Tempur-Pedic International’s capital stock held by stockholders other than the management investors and the TA Associates Funds and Friedman Fleischer & Lowe Funds; (iii) grants Tempur-Pedic International a first right of purchase on any proposed transfer of warrant securities held by mezzanine stockholders, including certain of the TA Associates Funds; (iv) requires stockholders to consent to a sale of Tempur-Pedic International to an independent third party if such sale is approved by Tempur-Pedic International’s board of directors and holders of more than 50% of the number of then issued and outstanding shares of Class B common stock included in the securities issued to our sponsor investors including certain of the TA Associates Funds and the Friedman Fleischer & Lowe Funds; (v) requires each stockholder to vote all of Tempur-Pedic International’s voting securities held by them and to cause to be elected to Tempur-Pedic International’s board of directors (x) four designees, one of whom will serve as chairman, of the holders of a majority of Tempur-Pedic International’s outstanding Class B common stock issued to Tempur-Pedic International’s sponsor investors, the Friedman Fleischer & Lowe Funds and certain of the TA Associates Funds, and (y) one management employee, who shall be Robert B. Trussell, Jr. as long as he is an employee; (vi) grants an irrevocable proxy to Tempur-Pedic International’s board of directors in the event of a breach of such voting requirements; and (vii) grants all sponsor and mezzanine investors, and all stockholders owning more than 1% of Tempur-Pedic International’s outstanding Class B common stock, pre-emptive rights to purchase a pro-rata portion of additional shares in certain cases when additional shares are issued. The stockholder agreement provides that it will terminate upon consummation of the offering.

In November 2002, Tempur-Pedic International also entered into a Series A preferred stock stockholder agreement with the TA Associates Funds and the Friedman Fleischer & Lowe Funds, which together own a majority of our outstanding Series A preferred stock and would own a majority of Tempur-Pedic International’s outstanding Class B-1 common stock if all shares of Series A preferred stock were converted. This agreement, among other things, (i) restricts both the TA Associates Funds and the Friedman Fleischer & Lowe Funds from transfers of securities that would result in their respective set of funds’ loss of majority ownership of the Class B common stock either issued to them or which would be issued to them upon conversion of their Series A preferred stock, unless they receive prior written consent from the majority holders of the other set of funds; (ii) requires that each of the parties vote all of Tempur-Pedic International’s voting securities held by them and to cause to be elected to Tempur-Pedic International’s board of directors two designees of the majority holders of the TA Associates Funds, one of whom will serve as chairman, two designees of the majority holders of the Friedman Fleischer & Lowe Funds and one management employee who shall be Robert B. Trussell, Jr. as long as he is an employee of our company; and (iii) grants an irrevocable proxy from each Friedman Fleischer & Lowe stockholder to the majority holders of the TA Associates Funds and an irrevocable proxy from each TA Associates stockholder to the majority holders of the Friedman Fleischer & Lowe Funds in the event of a breach of such voting requirements. The Series A preferred stock stockholder agreement provides that it will terminate upon consummation of the offering.

Registration Rights Agreement

On November 1, 2002, Tempur-Pedic International and certain of its stockholders, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds, entered into a registration rights agreement. Under this agreement, holders of 10% of Tempur-Pedic International’s registrable securities, as defined in the registration rights agreement, and certain stockholders who held notes with an aggregate unpaid principal balance of $15.0 million have the right, subject to certain conditions, to require Tempur-Pedic International to register any or all of their shares under the Securities Act at Tempur-Pedic International’s expense. In addition, all holders of registrable securities are entitled to request the inclusion of any of their shares in any registration statement at Tempur-Pedic International’s expense whenever we propose to register any of Tempur-Pedic International’s securities under the Securities Act. In connection with all such registrations, Tempur-Pedic International has agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. All holders requesting or joining in a registration have agreed to indemnify Tempur-Pedic International against certain liabilities. As of November 15, 2003, parties to the registration rights agreement held 86,558,215 shares of our common stock and warrants to purchase 4,458,305 shares of our common stock. Options to purchase 6,533,720 shares of our common stock were outstanding at this time, which when exercised, will cause the holders thereof to become parties to the registration rights agreement. All of the 12,500,000 shares of common stock being sold in this offering by selling stockholders are held by parties to the registration rights agreement. After the offering, parties to the registration rights agreement will hold 78,516,520 shares of our common stock. Options to purchase 6,533,720 shares of our common stock will be outstanding after the offering, which when exercised, will cause the holders thereof to become parties to the registration rights agreement. Although we have no current plans to file another registration statement to register these shares, certain of these holders have demand registration rights under the registration rights agreement as described above.

Special Bonuses

In August 2003, the board of directors of Tempur-Pedic International authorized the payment of special bonuses to Robert B. Trussell, Jr., David C. Fogg and H. Thomas Bryant of $41,900, $25,900 and $12,300, respectively.

Senior Subordinated Notes

In connection with the issuance and sale by Tempur-Pedic, Inc. and Tempur Production USA, Inc. of $150,000,000 aggregate principal amount of senior subordinated notes, High Street Partners L.P., an affiliate of TA Associates, Inc., purchased $ 3.0 million aggregate principal amount of senior subordinated notes from the initial purchasers in that offering. High Street Partners L.P. continues to hold these senior subordinated notes.

DESCRIPTION OF CAPITAL STOCK

General

Upon the closing of this offering, our board of directors will be authorized to issue 300,000,000 shares of common stock, par value $0.01 per share, of which 97,266,520 shares will be issued and outstanding, and 10,000,000 shares of undesignated preferred stock, $0.01 par value per share, of which no shares will be issued or outstanding.

The following summary description of our capital stock, certificate of incorporation, and by-laws assumes the filing as of the closing of the offering of our certificate of incorporation and the adoption of our by-laws.

Common Stock

As of November 15, 2003, there were 91,016,520 shares of our common stock outstanding, held of record by 74 stockholders, after giving effect to the automatic conversion of all of our outstanding shares of our convertible preferred stock and all outstanding classes of our common stock and the mandatory exercise of our outstanding warrants upon the completion of this offering.

Upon the closing of this offering, our board of directors will be authorized to issue up to 300,000,000 shares of common stock, $0.01 par value per share. Holders of our common stock are entitled to one vote per share for each share held of record on all matters to be voted upon by the stockholders. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no cumulative voting rights, preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and the shares offered in this offering will be, when issued and paid for, fully paid and non-assessable.

Preferred Stock

Upon the closing of this offering, our board of directors will be authorized to issue up to 10,000,000 shares of preferred stock, $0.01 par value per share. The board of directors will be authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of our preferred stock would typically be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of common stock. Additionally, the issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. Upon the closing of the offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of the preferred stock after this offering.

Registration Rights

On November 1, 2002, we and certain of our stockholders, including the TA Associates Funds and the Friedman Fleischer & Lowe Funds, entered into a registration rights agreement. Under this agreement, holders of 10% of our registrable securities, as defined in the registration rights agreement, and certain stockholders who held notes with an aggregate unpaid principal balance of $15.0 million have the right, subject to certain conditions, to require us to register any or all of their shares under the Securities Act at our expense. In addition, all holders of registrable securities are entitled to request the inclusion of any of their shares in any registration statement at our expense whenever we propose to register any of our securities under the Securities Act. In connection with all such registrations, we have agreed to indemnify all holders of registrable securities against certain liabilities, including liabilities under the Securities Act. All holders requesting or joining in a registration have agreed to indemnify us against certain liabilities. As of November 15, 2003, parties to the registration rights agreement held 86,558,215 shares of our common stock and warrants to purchase 4,458,305 shares of our common stock. Options to purchase 6,533,720 shares of our common stock were outstanding at this time, which when exercised, will cause the holders thereof to become parties to the registration rights agreement. All of the 12,500,000 shares of common stock being sold in this offering by selling stockholders are held by parties to the registration rights agreement. After the offering, parties to the registration rights agreement will hold 78,516,520 shares of our common stock. Options to purchase 6,533,720 shares of our common stock will be outstanding after the offering, which when exercised, will cause the holders thereof to become parties to the registration rights agreement. Although we have no current plans to file another registration statement to register these shares, certain of these holders have demand registration rights under the registration rights agreement as described above.

Anti-takeover effects of Delaware law and certain charter and by-law provisions

Upon completion of this offering, we will not be subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within the past three years did own, 15% or more of the corporation’s voting stock. The statute is intended to prohibit or delay mergers or other takeover or change in control attempts. Although we have elected out of the statute’s provisions, we could elect to be subject to Section 203 in the future.

Some provisions in our certificate of incorporation and by-laws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might deem to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

Stockholder action; special meeting of stockholders.    Our certificate of incorporation and by-laws provide that stockholders may not take action by written consent, but only at a duly called annual or special meeting of the stockholders, and that special meetings of our stockholders may be called only the chairman of the board of directors, the president, or a majority of the board of directors. Thus, without approval by the chairman of the board of directors, the president or a majority of the board of directors, stockholders may take no action between meetings. These provisions may have the effect of delaying until the next annual stockholders’ meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities, including actions to remove directors. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired all or a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders’ meeting, and not by written consent.

Advance notice requirements for stockholder proposals and director nominations.    Our certificate of incorporation and by-laws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, provide timely notice of this intention in writing. To be timely, a stockholder’s notice must be delivered to our secretary not less than 120 nor more than 150 days prior to the first anniversary of the date of our proxy statement delivered to stockholders in connection with the preceding year’s annual meeting, or if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary, or if no proxy statement was delivered to our stockholders in connection with the preceding year’s annual meeting, such notice must be delivered not earlier than 90 days prior to such annual meeting and not later than the later of (i) 60 days prior to the annual meeting or (ii) 10 days following the date on which public announcement of the date of such annual meeting was made. With respect to special meetings of stockholders, such notice must be delivered to our secretary not more than 90 days prior to such meeting and not later than the later of (i) 60 days prior to such meeting or (ii) 10 days following the date on which public announcement of the date of such meeting is first made. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Authorized but unissued shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the New York Stock Exchange. These additional shares may be utilized for a variety of corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Super-majority voting.    Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws require a greater percentage. Provisions in our certificate of incorporation require the affirmative vote of the holders of at least 67% of our authorized voting stock to amend or repeal certain provisions of our certificate of incorporation which include, but are not limited to provisions which would reduce or eliminate the number of authorized common or preferred shares and all indemnification provisions. Such 67% stockholder vote would in either case be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock at the time any such amendments are submitted to stockholders. Our by-laws may also be amended or repealed by a majority vote of our board of directors.

Board discretion in considering certain offers.    Our certificate of incorporation empowers our board of directors, when considering a tender offer or merger or acquisition proposal, to take into account factors in addition to potential economic benefit to stockholders. Such factors may include (i) comparison of the proposed consideration to be received by stockholders in relation to the then-current market price of our capital stock, our estimated current value in a freely negotiated transaction, and our estimated future value as an independent entity, and (ii) the impact of such a transaction on our employees, suppliers, and customers and its effect on the communities in which we operate.

Limitation of liability.    Our certificate of incorporation contains certain provisions permitted under Delaware General Corporation Law relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. These provisions do not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. Our certificate of incorporation and by-laws also contain provisions indemnifying our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Transfer agent and registrar

Upon the closing of this offering, the transfer agent and registrar for the common stock will be EquiServe Trust Company, N.A.

New York Stock Exchange listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “TPX.”

SHARES ELIGIBLE FOR FUTURE SALE

Sales of restricted shares

Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of November 15, 2003, and assuming the automatic conversion of all outstanding shares of our convertible preferred stock and our convertible common stock into 91,016,520 shares of our common stock upon the completion of this offering, we will have 97,266,520 shares of our common stock outstanding. Of these shares, 18,750,000 shares of our common stock to be sold in this offering, will be freely tradeable without restriction or further registration under the Securities Act, except that any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

The remaining 78,516,520 shares of our common stock outstanding upon completion of this offering are deemed “restricted shares” under Rule 144 or Rule 701 under the Securities Act. None of these restricted shares of our common stock will be eligible for sale in the public market on the date of this prospectus. Ninety days from the date of this prospectus, 6,533,720 shares of our common stock will be eligible for sale in the public market pursuant to Rule 701, subject to the lock-up agreements. Upon expiration of the lock-up agreements described below, 180 days after the date of this prospectus, approximately 85 million shares of our common stock will be eligible for sale in the public market pursuant to Rule 144.

Rule 144 makes available an exemption from the registration requirements of the Securities Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who owns shares that were acquired from the issuer or an affiliate of the issuer at least one year prior to the proposed sale will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then-outstanding shares of our common stock (approximately shares of our common stock immediately after the completion of this offering); or

•	the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of such sale is filed, provided certain requirements concerning availability of public information, manner of sale, and notice of sale are satisfied.

In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities. A stockholder who is not one of our affiliates and has not been our affiliate for at least three months prior to the sale and who has beneficially owned restricted shares of our common stock for at least two years may resell the shares without limitation. In meeting the one and two year holding periods described above, a holder of restricted shares of our common stock can include the holding periods of a prior owner who was not our affiliate. The one and two year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the restricted shares of our common stock from the issuer or one of our affiliates.

Rule 701 provides that currently outstanding shares of our common stock acquired under our employee compensation plans may be resold beginning 90 days after the date of this prospectus by:

•	persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

•	our affiliates under Rule 144, without compliance with its one-year minimum holding period, subject to certain limitations.

Options

Rule 701 also provides that the shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our 2002 Stock Option Plan may be resold beginning 90 days after the date of this prospectus by:

•	persons, other than our affiliates, subject only to the manner of sale provisions of Rule 144; and

•	our affiliates under Rule 144, without compliance with its one-year minimum holding period, subject to certain limitations.

At November 15, 2003, no shares of our common stock were issuable pursuant to vested options under our 2002 Stock Option Plan.

Following the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register up to 14,533,720 shares of our common stock issuable under our 2002 Stock Option Plan and our 2003 Equity Incentive Plan and up to 500,000 shares of common stock issuable under our 2003 Employee Stock Purchase Plan. These registration statements will become effective upon filing.

Lock-up agreements

We and our executive officers, directors, and substantially all of our stockholders will enter into lock-up agreements with the underwriters in connection with the offering. For more information on the lock-up agreements see “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “Non-U.S. Holder.” For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our stock who holds our stock as a capital asset as determined for U.S. federal income tax purposes (generally, property held for investments) or who is treated for the relevant U.S. federal tax purposes as a non-resident alien, or a foreign partnership, corporation, estate, or trust. Because U.S. federal tax law uses different tests in determining whether an individual is a nonresident alien for income and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, including, without limitation, Non-U.S. Holders that are controlled foreign corporations, passive foreign investment companies, pass-through entities, or U.S. expatriates, and Non-U.S. Holders that hold their common stock through pass-through entities, and Non-U.S. Holders who own, directly, indirectly, or constructively, five percent or more of our common stock. This discussion also does not address any tax consequences arising under the laws of any U.S. state or local, or non-U.S. jurisdiction.

You should consult your own tax advisor regarding the federal income and estate tax consequences  of holding and disposing of our common stock in light of your particular situation, as well as any consequences under state, local or foreign law.

Dividends

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In general, we will be required to withhold U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on dividends paid to a Non-U.S. Holder. To obtain a reduced rate of withholding under a treaty, you must provide us with appropriate documentation (typically, a properly-executed IRS Form W-8BEN certifying your entitlement to benefits under the treaty). You will not be required to furnish a U.S. taxpayer identification number in order to claim treaty benefits with respect to our dividends if our common stock is traded on an “established financial market” for U.S. federal income tax purposes. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

We generally will not be required to withhold income taxes from dividends that are effectively connected with your conduct of a trade or business within the United States, so long as you provide us with appropriate documentation (typically, a properly-executed IRS Form W-8ECI, stating that the dividends are so connected). Instead, such dividends will be subject to regular U.S. income tax, on a net income basis, generally at the same rates applicable to a comparable U.S. holder. If you are a foreign corporation, your effectively-connected dividends may also be subject to an additional “branch profits tax,” which is imposed under certain circumstances at a rate of 30% (or such lower rate as may be specified by an applicable treaty), subject to certain adjustments.

Gain on disposition of common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock. However, you will be taxable on such gain if (i) the gain is effectively connected with a trade or business that you conduct in the United States (in the event certain tax treaty provisions apply, the gain must also be attributable to a permanent establishment in the U.S. in order to be subject to tax), (ii) you are a nonresident alien individual, you are present in the United States for 183 or more days in the taxable year of the disposition, and certain other conditions are met, or (iii) our stock is treated as a United States real property interest in your hands, within the meaning of Section 897(c) of the Code.

Subject to the exception noted below, our stock will generally be treated as a U.S. real property interest if we are or have been a “United States real property holding corporation” within the meaning of Section 897(c) at any time that you held the stock within five years before the disposition. We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation. Moreover, even if we are treated as a United States real property holding corporation, so long as our common stock is regularly traded on an established securities market, the common stock will not be treated as a U.S. real property interest in the hands of a Non-U.S. Holder who has owned no more than five percent of the common stock (assuming for this purpose any options or shares of convertible preferred stock that you own have been exercised or converted and applying certain constructive ownership rules to determine your ownership) during the five years preceding a disposition.

Information reporting requirements and backup withholding

Generally, we must report to the U.S. Internal Revenue Service the amount of dividends we pay to you, your name and address, and the amount of any tax withheld. A similar report is sent to you. Pursuant to tax treaties or other information-sharing agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in your country of residence.

We generally will not be required to apply backup withholding to dividends we pay to you if you have provided an appropriate certification of your federal taxpayer identification number, or of the fact that you are not a U.S. person, unless we or our paying agent otherwise have knowledge that you are a U.S. person.

Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% (increasing to 31% in 2011) will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the amount of tax withheld will be treated as a payment against your actual U.S. federal income tax liability (if any), and if the withholding results in an overpayment of tax, a refund may be obtained, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Federal estate tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms of an underwriting agreement, which has been filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Goldman, Sachs & Co., UBS Securities LLC, Citigroup Global Markets Inc., CIBC World Markets Corp. and U.S. Bancorp Piper Jaffray Inc. are acting as representatives, has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.	5,626,500
Goldman, Sachs & Co.	5,626,500
UBS Securities LLC	2,904,000
Citigroup Global Markets Inc.	2,178,000
CIBC World Markets Corp.	907,500
U.S. Bancorp Piper Jaffray Inc.	907,500
Epoch Partners	100,000
Oppenheimer & Co. Inc.	100,000
Fidelity Capital Markets, a division of National Financial Services LLC	100,000
Thomas Weisel Partners LLC	100,000
Adams, Harkness & Hill, Inc.	50,000
Chatsworth Securities LLC	50,000
Morgan Keegan & Company, Inc.	50,000
Wedbush Morgan Securities Inc.	50,000

Total	18,750,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of our common stock, if any of the shares are purchased (other than those shares subject to the underwriters’ over-allotment option, until that option is exercised);

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Over-Allotment Option

The selling stockholders have granted the underwriters a 30-day option to purchase up to 2,812,500 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter’s initial commitment as indicated in the preceding table, and the selling stockholders will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $0.55 per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.10 per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 2,812,500 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us and the selling stockholders for the shares.

	No Exercise	Full Exercise
Tempur-Pedic International Inc.:
Per share	$0.91	$0.91
Total	$5,687,500	$5,687,500
Selling stockholders:
Per share	$0.91	$0.91
Total	$11,375,000	$13,934,375

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions paid by us, will be approximately $2,000,000.

Listing

Our common stock has been approved for listing on the New York Stock Exchange under the symbol “TPX.” In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we, the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling stockholders nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. and Goldman, Sachs & Co., on behalf of the underwriters for a period of 180 days after the date of this prospectus, except pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquirer of such shares agrees to the foregoing restrictions.

Our executive officers and directors and stockholders holding substantially all of our common stock have entered into lock-up agreements under which they agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, except for shares sold in this offering by the selling stockholders, for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. and Goldman, Sachs & Co. on behalf of the underwriters.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 937,500 shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us and the selling stockholders to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of this prospectus or the registration statement of which this prospectus and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Our Relationships with the Underwriters

Certain of the underwriters and their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive compensatory compensation.

NOTICE TO CANADIAN INVESTORS

Offers and Sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling stockholders in connection with the offering of the shares into Canada.

Resale Restrictions

The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

Each Canadian investor who purchases shares will be deemed to have represented to us, the selling stockholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling stockholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling stockholder on whose behalf the distribution is made shall have no right of action for damages against us or the selling stockholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defences on which we and the selling stockholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights”.

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as of the selling stockholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or such persons in Canada or to enforce a judgement obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rappportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Bingham McCutchen LLP, Boston, Massachusetts. The underwriters will be represented by Weil, Gotshal & Manges LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules as of and for the two-month period ended December 31, 2002 and the consolidated financial statements and schedules of our predecessor company as of and for the ten-month period ended October 31, 2002 as set forth in their reports. We’ve included our consolidated financial statements and schedules as of and for the two-month period ended December 31, 2002 and the consolidated financial statements and schedules of our predecessor company as of and for the ten-month period ended October 31, 2002 in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Arthur Andersen LLP, independent auditors, have audited the consolidated financial statements of our predecessor company at December 31, 2001 and 2000, and for each of the two years in the period ended December 31, 2001, as set forth in their report. We’ve included these consolidated financial statements of our predecessor company in this prospectus and elsewhere in the registration statement in reliance on Arthur Andersen LLP’s report, given on their authority as experts in accounting and auditing.

In June 2002, Arthur Andersen LLP was convicted of federal obstruction of justice charges. As a result of its conviction, Arthur Andersen has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this prospectus. Because Arthur Andersen has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking recovery from, Arthur Andersen, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock to be sold in the offering. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and the shares to be sold in the offering, reference is made to the registration statement and the exhibits and schedules attached to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission.

You may read and copy all or any portion of the registration statement or any reports, statements, or other information that we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission’s web site at http://www.sec.gov.

You can obtain a copy of any of our filings, at no cost, by writing to or telephoning us at:

Tempur World, Inc.

1713 Jaggie Fox Way

Lexington, Kentucky 40511

Attention: Robert B. Trussell, Jr.

800-878-8889

INDEX TO HISTORICAL FINANCIAL STATEMENTS

Interim Unaudited Financial Statements

Consolidated Condensed Interim Financial Statements of Tempur-Pedic International Inc. (Successor to Tempur World, Inc.) as of September 30, 2003 (unaudited) and for the nine months ended September 30, 2003 (unaudited) and Consolidated Condensed Interim Financial Statements of Tempur World, Inc. (Predecessor to Tempur-Pedic International Inc.) for the nine months ended September 30, 2002 (unaudited)

F-2

Tempur-Pedic International Inc.

Tempur-Pedic International Inc. and Subsidiaries—Consolidated Financial Statements as of December 31, 2002 and for the two months ended December 31, 2002 and Report of Independent Auditors	F-25

Tempur World, Inc. (the Predecessor)

Tempur World, Inc. and Subsidiaries—Consolidated Financial Statements as of October 31, 2002 and for the ten months ended October 31, 2002 and Report of Independent Auditors	F-51

Tempur World, Inc. and Subsidiaries—Consolidated Financial Statements as of December 31, 2001 and December 31, 2000 and for the years ended December 31, 2001 and December 31, 2000 and Report of Independent Auditors

F-75

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

As of September 30, 2003

Successor September 30, 2003
(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$12,511,847
Accounts receivable, net of allowance for doubtful accounts of $3,426,830	57,841,367
Inventories	55,199,831
Prepaid expenses and other current assets	4,671,547
Deferred income taxes	5,784,995

Total current assets	136,009,587
Property, plant and equipment, net	97,813,681
Goodwill	209,189,789
Other intangible assets, net of amortization of $4,701,000 as of September 30, 2003	81,270,711
Deferred financing costs and other non-current assets, net	10,898,932

Total assets	$535,182,700

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$24,927,318
Accrued expenses	43,015,375
Income taxes payable	16,809,719
Value added taxes payable	1,915,822
Current portion—long-term debt	12,318,580
Current portion—capital lease obligations and other	505,271

Total current liabilities	99,492,085
Long-term debt	369,678,359
Capital lease obligations	30,001
Deferred income taxes	38,394,694
Other long-term liabilities	2,064,834

Total Liabilities	509,659,973
Commitments and contingencies (see notes)
Stockholders’ Equity:
Series A Convertible Preferred Stock, $.01 par value, 94,500,000 shares authorized, 76,893,416 shares issued and outstanding	157,185,595
Class A Common Stock, $.01 par value, 13,125,000 shares authorized, 7,353,150 shares issued and outstanding	140
Class B-1 Common Stock, $.01 par value, 157,500,000 shares authorized, 2,311,575 shares issued and outstanding	44
Additional paid in capital	20,815,186
Class B-1 Common Stock Warrants	2,347,788
Notes receivable
Deferred stock-compensation, net of amortization of $13,140	(130,240)
Unearned stock-based compensation	(11,293,513)
Retained earnings	(147,979,874)
Accumulated other comprehensive income	4,577,601

Total Stockholders’ Equity	25,522,727

Total Liabilities and Stockholders’ Equity	$535,182,700

The accompanying notes to consolidated condensed interim financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

CONSOLIDATED CONDENSED INTERIM STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

CONSOLIDATED CONDENSED INTERIM STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	Predecessor	Successor
	Nine Months Ended
	September 30, 2002	September 30, 2003
	(Unaudited)	(Unaudited)
Net sales	$205,944,079	$342,358,507
Cost of sales	95,822,448	158,804,175

Gross profit	110,121,631	183,554,332
Selling expenses	51,851,751	75,229,044
General and administrative expenses	24,855,176	48,594,474
Research and development expenses	919,771	1,191,169

Operating income	32,494,933	58,539,645
Other income (expense), net:
Interest expense, net	(5,713,052)	(13,741,242)
Foreign currency exchange losses	(734,698)	(2,177,585)
Other income, net	1,386,918	700,520

Total other expense	(5,060,832)	(15,218,307)

Income before income taxes	27,434,101	43,321,338
Income tax provision	12,493,231	17,331,875

Net income	14,940,870	25,989,463
Preferred stock dividends	1,108,904	8,763,743

Net income available to common stockholders	$13,831,966	$17,225,720

Basic earnings per share	N/A	$2.13

Diluted earnings per share	N/A	$.28

The accompanying notes to consolidated condensed interim financial statements are an integral part of these statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	Nine Months Ended
	September 30, 2002	September 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,940,870	$25,989,463
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,066,345	14,437,071
Amortization of deferred financing fees	1,006,930	1,435,155
Write-off of deferred financing costs	—	7,988,468
Amortization of original issue discount	—	280,672
Write-off of original issue discount	—	1,982,943
Allowance for doubtful accounts	2,151,751	1,393,985
Amortization of non-cash stock-based compensation expense	—	1,879,212
Deferred income taxes	(1,162,197)	(4,077,892)
Foreign currency adjustments	(2,636,709)	(701,674)
(Gain)/Loss on sale of equipment	(299,172)	(138,230)
Changes in operating assets and liabilities:
Accounts receivable—trade	(10,279,522)	(13,359,481)
Accounts receivable—related parties	17,715	—
Notes receivable—related parties	490,249	—
Inventories	(6,849,495)	(15,715,947)
Prepaid expenses and other current assets	(2,533)	(1,453,962)
Accounts payable	2,149,042	6,874,234
Accounts payable—related parties	(177,451)	—
Accrued expenses and other	3,512,307	5,300,367
Foreign exchange payable	—	(1,799,317)
Value added taxes payable and other	(263,274)	(63,220)
Income taxes payable	2,426,057	11,518,113

Net cash provided by operating activities	15,090,913	41,769,960
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	(1,077,935)	—
Purchases of property, plant and equipment	(7,660,067)	(17,265,538)
Proceeds from sales of property, plant and equipment	5,203,971	720,979

Net cash used by investing activities	(3,534,031)	(16,544,559)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	16,430,105	433,235,877
Proceeds from issuance of long-term debt—related party
Proceeds from issuance of notes payable—line of credit	2,903,421	46,750,667
Repayments of long-term debt	(27,888,072)	(248,727,896)
Repayments of long-term debt—related party	(1,286,848)	—
Repayments of notes payable—line of credit	(3,183,430)	(48,819,606)
Repayments of capital lease obligations	(384,600)	(27,630)
Payments of deferred financing costs	(122,195)	(10,722,771)
Proceeds from issuance of common stock	—	2,937,300
Proceeds from issuance of preferred stock	2,500,000	—
Payments to former owners	—	(39,434,039)
Payments of dividends to shareholders	—	(160,000,000)
Purchases of treasury stock	(2,298,005)	—

Net cash used by financing activities	(13,329,624)	(24,808,098)
Net Effect of Exchange Rate Changes on Cash	(247,265)	(559,631)

Decrease in cash and cash equivalents	(2,020,007)	(142,328)
CASH AND CASH EQUIVALENTS, beginning of period	7,538,178	12,654,175

CASH AND CASH EQUIVALENTS, end of period	$5,518,171	$12,511,847

The accompanying notes to consolidated condensed interim financial statements are an integral part of these statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (Unaudited)

(1)    The Company

On November 1, 2002, Tempur-Pedic International (the Company) acquired Tempur World (the Tempur Acquisition). The total acquisition price of Tempur World as of the closing date of the Tempur Acquisition was approximately $268,483,800, including $14,165,800 of transaction fees and expenses. The Tempur Acquisition was financed with approximately $146,638,700 in cash proceeds of newly issued Series A Convertible Preferred Stock and Class A Common Stock, $107,679,400 of incremental senior and mezzanine debt borrowings, net of approximately $5,751,900 of Tempur World’s cash. The Company also refinanced approximately $88,816,500 of existing debt obligations of Tempur World. In addition, certain of the former shareholders of Tempur World contributed their shares of common stock of Tempur World to the Company immediately prior to the Tempur Acquisition in exchange for shares of Class A Common Stock of the Company. The Company has applied the provisions of Emerging Issues Task Force 88-16, “Basis in Leveraged Buyout Transactions,” whereby the carryover equity interests of certain management stockholders from Tempur World were recorded at their historical basis. The application of these provisions reduced Additional paid in capital and Goodwill by $9,384,700. Additionally, certain management employees of Tempur World also purchased shares of Class B-1 Common Stock of the Company in exchange for promissory notes in the aggregate principal amount of $100,000, which is reflected as a reduction of Stockholders’ equity. Pursuant to the Merger Agreement, the Company paid approximately $40,000,000 to the former shareholders of Tempur World as a deferred payment.

On August 15, 2003, Tempur-Pedic, Inc. and Tempur Production USA, Inc. (Issuers), wholly owned subsidiaries of the Tempur-Pedic International (Successor to Tempur World), issued $150 million of 10.25% Senior Subordinated Notes due 2010 (Senior Subordinated Notes). The Senior Subordinated Notes were sold in a private placement. In connection with the issuance of the Senior Subordinated Notes, the Issuers entered into a registration rights agreement with the initial purchasers that requires the filing of a registration statement under the Securities Act with respect to Senior Subordinated Notes. In conjunction with the issuance of the Senior Subordinated Notes, Tempur-Pedic International (Successor to Tempur World) amended and restated its senior secured credit facility, bringing total borrowings under the facility to $232.0 million as of September 30, 2003. As a result of the amendment to the senior credit facility Tempur-Pedic International (Successor to Tempur World) wrote-off approximately $8.0 million of deferred financing fees included in General and administrative expenses. The proceeds of the Senior Subordinated Notes, together with borrowings under the amended senior credit facilities were used to repay all of the outstanding borrowings under our United States and European Subordinated Debt Facilities (Mezzanine Debt), distribute approximately $40.0 million of earn-out payments to former shareholders of Tempur World (Predecessor to Tempur-Pedic International) and distribute approximately $160.0 million to equityholders of Tempur-Pedic International (Successor to Tempur World). In conjunction with the repayment of the Mezzanine Debt, the Company expensed approximately $3.6 million related to a prepayment penalty and wrote-off approximately $2.0 million of original issue discount associated with the Mezzanine Debt.

On October 17, 2003, Tempur-Pedic International filed a registration statement on Form S-1 with the Securities and Exchange Commission for an initial public offering of shares of its common stock. Tempur-Pedic International is offering 6,250,000 shares and certain selling stockholders are offering, in the aggregate, 12,500,000 shares and may sell an additional 2,812,500 shares if the underwriters exercise their overallotment option in full. The price range for this offering is currently estimated to be between $15 and $17 per share. Upon completion of the offering, all of the outstanding shares of Tempur-Pedic International’s convertible preferred stock and all outstanding classes of its common stock will convert into common stock of Tempur-Pedic

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

International and all of Tempur-Pedic International’s outstanding warrants shall be exercised or converted. In addition, in connection with the offering, the Company’s board of directors approved a 525-for-one stock split of the Company’s common stock, in the form of a stock dividend, and increased the number of authorized shares of common stock to 300 million shares. All share and per share amounts, since the Tempur Acquisition, have been restated to retroactively reflect the stock split.

The Tempur Acquisition was accounted for using the purchase method of accounting (see Note 2, Business Combinations). As a result of purchase accounting adjustments to the carrying value of the assets and liabilities, the financial position and results of operations for periods subsequent to the Tempur Acquisition are not comparable to those of Tempur World (Predecessor of Tempur-Pedic International). The accompanying financial statements present financial information for Tempur-Pedic International (Successor to Tempur World) and Tempur World (Predecessor to Tempur-Pedic International) and throughout these Consolidated Condensed Interim Financial Statements a distinction is made between Successor and Predecessor financial information.

Tempur-Pedic International (Successor to Tempur World) is a US-based multinational corporation incorporated in Delaware. The Company manufactures, markets and sells advanced visco-elastic foam products including pillows, mattresses and other related products. The Company manufactures essentially all of its products at Dan Foam ApS, located in Denmark and Tempur Production USA, Inc. in the United States. The Company has sales and distribution companies operating in the US, Europe, Japan, South Africa and Singapore. In addition, the Company has third party distributor arrangements in Eastern Europe, Asia/Pacific, the Middle East, Central and South America, Canada and Mexico. The Company sells its products in over 50 countries and extends credit based on the creditworthiness of its customers. The majority of the Company’s revenues are derived from sales to retailers and to consumers through its direct response business.

These Consolidated Condensed Interim Financial Statements (Statements) include both Successor and Predecessor financial information.

The accompanying Statements, prepared in accordance with the instructions to Form 10-Q and article 10 of Regulation S-X, are unaudited and do not include all the information and disclosures required by generally accepted accounting principles in the United States for complete financial statements. Accordingly, for further information refer to the consolidated financial statements of Tempur-Pedic International (Successor to Tempur World) and related footnotes for the two months ended December 31, 2002.

The results of operations for the interim periods are not necessarily indicative of results of operations for a full year. All significant intercompany balances and transactions have been eliminated in consolidation and all necessary adjustments for a fair presentation of the results of operations for the interim periods have been made and are of a recurring nature unless otherwise disclosed herein.

(2)    Business Combination

The Tempur Acquisition was accounted for as a purchase in accordance with Statement of Financial Accounting Standard (SFAS) No. 141, “Business Combinations” (SFAS 141), and Tempur-Pedic International (Successor to Tempur World) has allocated the purchase price of Tempur World (Predecessor to Tempur-Pedic

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

International) based upon the fair values of the net assets acquired and liabilities assumed. The allocation of the purchase price has not yet been finalized and is subject to adjustment over the allocation period for most items and longer for income tax matters. The changes in the carrying amount of goodwill for the nine months ended September 30, 2003 approximated:

Successor
Balance as of December 31, 2002	$164,644,200
Foreign currency translation adjustments	(190,700)
Purchase accounting adjustments	44,736,300

Balance as of September 30, 2003	$209,189,800

The purchase accounting adjustments primarily relate to approximately $40 million paid to former stockholders of Tempur World (Predecessor to Tempur-Pedic International) pursuant to the Agreement and Plan of Merger and Contribution Agreement, dated as of October 4, 2002.

The goodwill has been preliminarily allocated to the Domestic and International segments as follows:

Domestic	$95,787,600
International	$113,402,200

(3)    Summary of Significant Accounting Policies

(a) Basis of Consolidation—The Statements include the accounts of Tempur-Pedic International (Successor to Tempur World) and its subsidiaries and Tempur World (Predecessor to Tempur-Pedic International) and its subsidiaries. All subsidiaries, directly or indirectly, are wholly-owned. All material intercompany balances and transactions have been eliminated.

(b) Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, management makes its best estimate to accrue for certain costs incurred in connection with business activities such as warranty claims and sales returns, but the estimates of these costs could change materially.

(c) Foreign Currency Translation—Assets and liabilities of non-United States subsidiaries, whose functional currency is the local currency, are translated at period-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the period. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected as a separate component of stockholders’ equity. Foreign currency transaction gains and losses are reported in results of operations.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

(d) Financial Instruments and Hedging—Derivative financial instruments are used within the normal course of business principally to manage the exposure to changes in the value of certain foreign currency denominated assets and liabilities of its Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged.

A variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date are used in determining the fair value of financial instruments. For the majority of the financial instruments, including derivatives and long-term debt, standard market conventions and techniques including available market data and discounted cash flow analysis are used to determine fair value. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the short-term maturity of those instruments. The carrying amounts of long-term debt approximate the fair market value for instruments with similar terms.

(e) Revenue Recognition—In accordance with SEC Staff Accounting Bulletin 101, sales of products are recognized when the products are shipped to customers and the risks and rewards of ownership are transferred. No collateral is required on sales made in the normal course of business. Deposits made by customers are recorded as a liability and recognized as a sale when product is shipped. Tempur-Pedic International (Successor to Tempur World) had approximately $4,747,200 of deferred revenue included in Accrued expenses as of September 30, 2003.

Tempur-Pedic International (Successor to Tempur World) reflects all amounts billed to customers for shipping in Net sales and the costs incurred from shipping product in Cost of sales. Amounts included in Net sales for shipping and handling are approximately $13,610,400 for the nine months ended September 30, 2003. Amounts included in Cost of sales for shipping and handling are approximately $31,256,700 for the nine months ended September 30, 2003.

Tempur World (Predecessor to Tempur-Pedic International) reflects all amounts billed to customers for shipping in Net sales and the costs incurred from shipping product in Cost of sales. Amounts included in Net sales for shipping and handling are approximately $8,508,000 for the nine months ended September 30, 2002. Amounts included in Cost of sales for shipping and handling are approximately $17,319,400 for the nine months ended September 30, 2002.

(f) Accrued Sales Returns—Estimated sales returns are provided at the time of sale based on historical sales returns. Tempur-Pedic International (Successor to Tempur World) allows product returns ranging from 90 to 120 days following a sale. Accrued sales returns are included in Accrued expenses in the accompanying Consolidated Condensed Interim Balance Sheets. Tempur-Pedic International (Successor to Tempur World) had the following activity for sales returns for the nine months ended September 30, 2003 (approximated):

Successor
Balance as of December 1, 2002	$4,072,100
Amounts accrued	27,425,700
Returns charged to accrual	(27,377,000)

Balance as of September 30, 2003	$4,120,800

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

(g) Advertising Costs—Tempur-Pedic International (Successor to Tempur World) expenses all advertising costs as incurred except for production costs and advance payments, which are deferred and expensed when advertisements run for the first time. Advertising costs charged to expense were approximately $47,195,100 for the nine months ended September 30, 2003.

Tempur World (Predecessor to Tempur-Pedic International) expenses all advertising costs as incurred except for production costs and advance payments, which are deferred and expensed when advertisements run for the first time. Advertising costs charged to expense were approximately $32,348,500 for the nine months ended September 30, 2002.

Advertising costs are deferred on television and radio advertising where payment is made in advance of the advertising. These costs are expensed the first time the media is run. In addition, direct response prepayments are deferred and are amortized over approximately four months.

The amounts of advertising costs deferred and included in the Tempur-Pedic International (Successor to Tempur World) Consolidated Condensed Interim Balance Sheet as of September 30, 2003 is approximately $2,883,333.

(h) Cash and Cash Equivalents—Cash and cash equivalents consist of all liquid investments with initial maturities of three months or less.

(i) Inventories—Inventories are stated at the lower of cost or market, determined by the first-in, first-out method and consisted of the following (approximated):

Successor
September 30, 2003
Finished goods	$34,131,700
Work-in-process	7,670,300
Raw materials and supplies	13,397,800

$55,199,800

(j) Property, Plant and Equipment—Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives as follows:

Estimated Useful Life
Buildings	25-30 years
Computer equipment	3-5 years
Leasehold improvements	4-7 years
Equipment	3-7 years
Office furniture and fixtures	5-7 years
Autos	3-5 years

Leasehold improvements are amortized over the shorter of the life of the lease or seven years. Depreciation expense relating to Tempur-Pedic International (Successor to Tempur World) was approximately $10,615,000 for the nine months ended September 30, 2003.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Depreciation expense relating to Tempur World (Predecessor to Tempur-Pedic International) was approximately $8,745,900 for the nine months ended September 30, 2002.

Equipment held under capital leases is recorded at the fair market value of the equipment at the inception of the leases. Equipment held under capital leases are amortized over the shorter of their estimated useful lives or the terms of the respective leases.

(k) Goodwill and Other Intangible Assets—The Company follows SFAS 141, “Business Combinations,” and SFAS 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations. SFAS 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144).

Consistent with SFAS 141, the Company has used the allocation period to identify and measure the assets acquired and the liabilities assumed in the Tempur acquisition. The Company in all material respects has finalized their purchase accounting and do not anticipate the identification of other identifiable intangibles or revisions to the estimated useful life of those intangibles identified during the closing of the allocation period. The Company anticipates finalizing the purchase accounting allocation related to certain accrued liabilities (primarily warranties, sales returns and income taxes) during the fourth quarter. The Company does not anticipate there to be a material adjustment related to these open matters.

The following table summarizes information about the Company’s preliminary allocation of other intangible assets (approximated):

		As of September 30, 2003
	Useful Lives (years)	Gross Carrying Amount	Accumulated Amortization
Unamortized indefinite life intangible assets:
Trademarks		$55,000,000	$—

Amortized intangible assets:
Technology	10	$16,000,000	$1,467,000
Patents and other	5	5,219,000	967,000
Customer database	5	4,200,000	770,000
Foam formula	10	3,700,000	339,000
Non-competition agreements and other	1.5	1,825,000	1,130,000

Total		$85,944,000	$4,673,000

Tempur-Pedic International (Successor to Tempur World) amortizes the non-competition agreements over their life of 1.5 years and the customer database over its estimated useful life of five years. Amortization expense for other intangibles was approximately $3,790,000 for the nine months ended September 30, 2003.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Based on identified intangible assets recorded as of September 30, 2003, the annual amortization expense is expected to be as follows (approximated):

Twelve Months Ending September 30,
2004	$4,438,100
2005	3,813,700
2006	3,813,700
2007	3,813,700
2008	2,127,000

(l) Software—Preliminary project stage costs incurred are expensed and, thereafter, capitalized as costs are incurred in the developing or obtaining of internal use software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are subject to impairment evaluation in accordance with SFAS 144. Amounts capitalized for software are included in Equipment on the Consolidated Condensed Interim Balance Sheet as of September 30, 2003.

(m) Warranties—The Company provides a 20-year warranty for US sales and a 15-year warranty for non-US sales on mattresses is provided, each prorated for the last 10 years. In addition, a 2-year to 3-year warranty is provided on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. Warranties are included in accrued expenses in the Consolidated Condensed Interim Balance Sheet. Tempur-Pedic International (Successor to Tempur World) had the following activity for warranties for the nine months ended September 30, 2003 (approximated):

Successor
Balance as of December 31, 2002	$2,881,100
Amounts accrued	2,302,300
Warranty charged to accrual	(1,361,300)

Balance as of September 30, 2003	$3,822,100

(n) Income Taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on Deferred tax assets and liabilities of a change in tax rates is recognized in statement of income in the period that included the enactment date. In accordance with SFAS 5, “Accounting for Contingencies”, the Company accrues for probable foreign and domestic tax obligations as required by facts and circumstances in the various regulatory environments.

In conjunction with the acquisition of Tempur World (Predecessor to Tempur-Pedic International) on November 1, 2002, Tempur-Pedic International (Successor to Tempur World) repatriated approximately $44,200,000 from one of its foreign entities in the form of a loan that under applicable US tax principles is treated as a taxable dividend. In addition, Tempur-Pedic International (Successor to Tempur World) has provided for the remaining undistributed earnings as of November 1, 2002 of $10,123,400. Provisions have not been made for United States income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries since the Tempur Acquisition, as these earnings are considered indefinitely reinvested.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Undistributed foreign earnings as of September 30, 2003 were approximately $68,435,000. These earnings could become subject to United States income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to the United States parent company or a United States subsidiary, or if the Company should sell its stock in the subsidiaries; however, the Company’s management does not intend to exercise these events.

(o) Research and Development Expenses—Research and development expenses for new products are expensed as they are incurred.

(p) Stock-Based Compensation—The Company has adopted SFAS 123, “Accounting for Stock Based Compensation” (SFAS 123). In accordance with SFAS 123, the Company has elected to account for employee stock and option issuances under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25 no compensation expense is recognized in the statements of income for stock granted to employees and non-employee directors, if the exercise price at least equals the fair value of the underlying stock on the date of grant.

Stock options are granted under various stock compensation programs to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

During July 2003, the Company’s Board of Directors issued a consent to accelerate the vesting of options granted to certain employees under the Company’s 2002 Stock Option Plan (Option Plan). This acceleration resulted in the immediate vesting of options granted to certain employees that would otherwise have vested within the next year. Under the original terms of the Option Plan, unvested options are forfeited upon separation of employment. In accordance with APB 25, the Company has recognized compensation expense based on its estimate of the numbers or options that the holders ultimately will retain that otherwise would have been forfeited, absent the notification.

Pro forma information in accordance with SFAS 123 is as follows:

Successor 2003
Net income as Reported	$25,989,500
Add: Stock-based employee compensation expense included in reported net income	1,879,000
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(2,248,000)

Pro forma net income	$25,620,500

Earnings per share:
Basic	$ 2.13

Diluted	$.28

Basic—pro forma Net Income	$ 2.08

Diluted—pro forma Net Income	$.28

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

The Company has omitted Predecessor earnings per share as such information is not considered meaningful due to the change in capital structure that occurred with the Tempur Acquisition.

In connection with stock option grants to certain employees, the Company recorded compensation expense during 2003 in the amount of approximately $1,879,000. The Company has recorded unearned stock-based compensation of $11,294,000 as of September 30, 2003. The unearned stock-based compensation will be amortized to compensation expense over the respective vesting term, based on the “graded vesting” methodology.

(4)    New Accounting Standards

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 requires an entity to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the entity does not have a majority of voting interests. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. On October 10, 2003, the FASB issued Staff Position (FSP) FIN 46-6, “Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities,” (the FSP). The FSP is a broad-based deferral of the effective date of FIN 46 for VIEs created or acquired prior to February 1, 2003 until the end of periods ending after December 15, 2003. Although we do not expect FIN 46 to have a material impact on our consolidated financial statements, we are continuing to evaluate our interest in other entities in accordance with this complex interpretation.

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). SFAS 145 was effective January 1, 2003. SFAS 145 eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations” (APB 30). SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements. The Company adopted SFAS 145 during 2003.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement nullifies Emerging Issues Task Force Issue 94-3 (EITF Issue 94-3), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. SFAS 146 had no impact on the Company’s condensed financial statements during the second quarter of 2003. However, future periods could be impacted by qualifying activities.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123” (SFAS 148), which was effective on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method on reported results. The provisions regarding alternative methods of transition do not apply to the Company, which accounts for stock-based compensation using the intrinsic value method.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new guidance amends SFAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The guidance is to be applied prospectively. The adoption of this Statement did not have a significant impact on our Consolidated Condensed Interim Financial Statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new guidance requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. Application of SFAS 150 to financial instruments that exist on the date of adoption should be reported through a cumulative effect of a change in an accounting principle by measuring those instruments at fair value or as otherwise required by SFAS 150. The adoption of SFAS 150 did not have a significant impact on our Consolidated Condensed Interim Financial Statements.

(5)    Supplemental Cash Flow Information

Cash payments for interest and cash for income taxes are as follows (approximated):

	Nine Months Ended September 30,
	Predecessor 2002	Successor 2003
Interest	$4,755,900	$13,178,800
Income taxes, net of refunds	$10,744,200	$8,874,900

(6)    Long-term Debt

(a) Secured Debt Financing—Tempur-Pedic International (Successor to Tempur World) amended and restated its senior secured credit facility (the Senior Facility), with a syndicate of United States (U.S.) and European lenders. The Senior Facility was increased from $170,000,000 to a total of $270,000,000 of senior secured U.S. and European team loans and revolving credit facilities. The Senior Facility consist of a (i) $20,000,000 U.S. revolver; (ii) $30,000,000 U.S. term loan A; (iii) $135,000,000 U.S. term loan B (the U.S. revolver, term loan A and term loan B are collectively referred to as the US Facility); (iv) $20,000,000 European revolver; and (v) $65,000,000 European term loan A (the European revolver and term loan A are collectively referred to as the European Facility). The U.S. and European revolvers provide for the issuance of letters of credit to support local operations.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Borrowing availability under the U.S. and European revolving credit facilities is subject to a U.S. Borrowing Base and European Borrowing Base, each as defined in the Loan Agreement. At September 30, 2003, Tempur-Pedic International (Successor to Tempur World) had unused availability under the Senior Debt Financing of approximately $18,161,900 and $15,544,400, respectively.

The aggregate amount of letters of credit outstanding under the US Facility is approximately $100,000 as of September 30, 2003. The aggregate amount of letters of credit outstanding under the European Facility is approximately $4,455,600 as of September 30, 2003.

The Loan Agreement for the debt makes Tempur-Pedic International (the Successor to Tempur World) subject to certain financial covenants, including: minimum interest coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; maximum senior leverage ratio; and a limitation on capital expenditures, in each case as defined. Tempur-Pedic International (Successor to Tempur World) was in compliance with its covenants as of September 30, 2003.

(b) Senior Subordinated Debt—In conjunction with the issuance of the above notes, certain subsidiaries of Tempur-Pedic International (Successor to Tempur World), issued $150 million of 10.25% Senior Subordinated Notes due 2010. The notes were sold in a private placement to “qualified institutional buyers” under Rule 144A. Pursuant to the terms of the issuance, on September 23, 2003, the Company filed a registration statement to register the notes with the Securities and Exchange Commission. Interest on the notes is payable on February 15 and August 15 of each year, beginning February 15, 2004.

The notes are unsecured senior subordinated indebtedness of the Issuers and are guaranteed on an unsecured senior subordinated basis by Tempur-Pedic International (Successor to Tempur World) as defined. The notes have no mandatory redemption or sinking fund requirements; however, they do provide for partial redemption at the Issuer’s option under certain circumstances prior to August 15, 2006 and full redemption at the Issuer’s option on or after August 15, 2007.

The notes contain certain covenants that restrict, among other things, the ability of the Company to incur additional indebtedness and issue preferred stock; pay dividends or make other distributions other than the recapitalization dividend; make other restricted payments and investments; create liens; incur restrictions on the ability of our restricted subsidiaries to pay dividends or make other payments; sell assets, including capital stock of our restricted subsidiaries; merge or consolidate with other entities; and enter into transactions with affiliates. In addition, the Company is subject to certain financial covenants, including: minimum interest coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; and a limitation on capital expenditures, as defined. The Company is not in compliance with certain non-financial covenants as of September 30, 2003, but has obtained a waiver from its lenders.

Proceeds from the Senior Facility were used to simultaneously repay indebtedness in an aggregate principal amount of $50,000,000, and all interest and prepayment premiums. In addition, proceeds from the issuance of the notes, along with drawings under the Senior Facility, were used (a) to prepay an earn-out payment of approximately $39,434,000 to the former stockholders of Tempur World (Predecessor to Tempur-Pedic International) pursuant to the Agreement and Plan of Merger and the Contribution Agreement, dated as of October 4, 2002, and (b) to pay a special dividend of approximately $160,000,000 to all equityholders of record as of August 21, 2003.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

(c) Long-term Debt—Long-term debt for Tempur-Pedic International (Successor to Tempur World) at September 30, 2003 consisted of the following (approximated):

Successor
September 30, 2003
United States Term Loan A payable to a lender, interest at the IBOR plus margin (4.4%), principal payments due quarterly through September 30, 2008 with a final payment on November 1, 2008	$29,169,000
United States Term Loan B payable to a lender, interest at the IBOR plus margin (4.6%), principal payments due quarterly through June 30, 2009	134,662,500
European Term Loan A (USD Denominated) payable to a lender, interest at IBOR plus margin (4.4%), principal payments due quarterly through September 30, 2008 with a final payment on November 1, 2008	38,892,000
European Term Loan A (EUR Denominated) payable to a lender, interest at IBOR plus margin (5.4%), principal payments due quarterly through September 30, 2008 with a final payment on November 1, 2008	25,434,200
United States Long-Term Revolving Credit Facility payable to a lender, interest at IBOR and index Rate plus margin (5.6%), commitment through and due November 1, 2008	1,738,100
United States Subordinated Notes payable to institutional investors, interest at 10.25%, commitment through and due August 15, 2010	150,000,000
Mortgages payable to a bank, secured by certain property, plant and equipment and other assets, bearing fixed interest at 4.4% to 5.1%	2,101,200

381,997,000
Less: Current portion	12,318,600

Long-term debt	$369,678,400

The long-term debt of Tempur-Pedic International (Successor to Tempur World) is scheduled to mature as follows (approximated):

12 Months Ending September 30,
2004	$12,318,600
2005	14,924,400
2006	15,777,200
2007	21,108,700
2008	26,003,200
Thereafter	291,864,900

Total	$381,997,000

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

(7)    Stockholders’ Equity

The changes to Tempur-Pedic International (Successor to Tempur World) Stockholders’ equity for the nine months ended September 30, 2003 primarily consisted of an increase of approximately $8.8 million of accrued and unpaid dividends to the Convertible Preferred Series A stockholders, an increase to Additional Paid in Capital of approximately $4.7 million related to the conversion of 1,850,625 options into Common Stock—Class B-1 shares and the recognition of compensation expense related to nominal stock option issuances during 2003, and a $160 million decrease to retained earnings for dividends declared and paid to equityholders of Tempur-Pedic International (Successor to Tempur World).

Comprehensive income for Tempur-Pedic International (Successor to Tempur World) was approximately $32,247,300 for the nine months ended September 30, 2003.

Comprehensive income for Tempur World (Predecessor to Tempur-Pedic International) was approximately $21,574,300 for the nine months ended September 30, 2002.

(8)    Commitments and Contingencies

(a) Lease Commitments—Certain property, plant and equipment are leased under noncancellable capital lease agreements expiring at various dates through 2008. Such leases also contain renewal and purchase options. Tempur-Pedic International (Successor to Tempur World) leases space for its corporate headquarters and a retail outlet under operating leases that calls for annual rental payments due in equal monthly installments. Operating lease expenses were approximately $2,574,100 for the nine months ended September 30, 2003 for Tempur-Pedic International (Successor to Tempur World).

Operating lease expenses were approximately $1,420,900 for the nine months ended September 31, 2002 for Tempur World (Predecessor to Tempur-Pedic International).

(b) Contingencies—The Company is party to various legal proceedings generally incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon the financial condition, liquidity or results of operations of the Company.

(9)    Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company has entered into forward foreign exchange contracts. Gains and losses on these contracts generally offset losses and gains on the relevant subsidiary’s foreign currency receivables and foreign currency debt.

The Company does not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor does it hedge exposure related to anticipated transactions.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in Other income, net).

The foreign currency forward contracts held by the Company are for the exchange in United States dollars, British Pound Sterling and Japanese Yen for the Danish Krone.

A sensitivity analysis indicates that if the exchange rates between the United States dollar and foreign currencies at September 30, 2003 increased 10%, the Company would incur losses of approximately $638,400 on foreign currency forward contracts outstanding at September 30, 2003. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged.

The Company had derivative financial instruments with a notional value of approximately $21,508,003 and an initial value in excess of fair value of approximately $183,400 included in other current assets on the Consolidated Condensed Interim Balance Sheet as of September 30, 2003. Tempur-Pedic International (Successor to Tempur World) incurred foreign exchange losses on derivative financial instruments of approximately $3,599,200 for the nine months ended September 30, 2003, which are included in the Consolidated Condensed Interim Statements of Operations. These losses are offset primarily by gains in the underlying hedged items.

Tempur World (Predecessor to Tempur-Pedic International) incurred foreign exchange losses on derivative financial instruments of approximately $859,400 for the nine months ended September 30, 2002, which are included in the accompanying Consolidated Condensed Interim Statements of Operations.

During January 2003, Tempur-Pedic International (Successor Tempur World) purchased two three-year interest rate caps (interest rate caps) for the purpose of protecting $60,000,000 of the variable interest rate debt outstanding, at any given time, against IBOR rates rising above 5%. Under the terms of the interest rate caps, the Company has paid a premium to receive payments based on the difference between 3-month IBOR and 5% during any period in which the 3-month IBOR rate exceeds 5%. The interest rate caps settle on the last day of March, June, September, and December until expiration. The fair value of the interest rate caps as of September 30, 2003 of approximately $237,300 is included in the accompanying Consolidated Condensed Interim Balance Sheet, and the changes in fair value are charged to expense.

(10)    Income Taxes

The effective tax rate for Tempur-Pedic International (Successor to Tempur World) for the nine months ended September 30, 2003 was 40.0%. Reconciling items between the federal statutory income tax rate of 35% and the effective tax rate include state income taxes and differences in United States statutory rates and foreign taxes rates, and certain other permanent differences.

The effective tax rate for Tempur World (Predecessor to Tempur-Pedic International) for the nine months ended September 30, 2002 was 45.5%. Reconciling items between the federal statutory income tax rate of 35% and the effective tax rate include state income taxes, subpart F income net of foreign tax credits, valuation allowances attributable to foreign net operating losses, differences in United States statutory rates and foreign tax rates, and certain other permanent differences.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

During 2003, the Danish taxing authority commenced an examination of years 1999 to 2001. Although the outcome of tax audits is always uncertain, the Company believes that adequate amounts of tax have been provided for any adjustments that are expected to result for these years and does not anticipate any material adverse effects on its consolidated financial position or results of operations in the event of an unfavorable resolution.

(11)    Major Customers

The five largest customers by net sales accounted for approximately 22.40% of net sales for the nine months ended September 30, 2003, one of which accounted for approximately 7.86% of net sales, all of which was in the Domestic segment. These same customers also accounted for approximately 17.78% of accounts receivable as of September 30, 2003. The loss of one or more of these customers could have a material adverse effect on Tempur-Pedic International (Successor to Tempur World).

(12)    Earnings Per Share

For the Nine Months Ended September 30, 2003
Numerator:
Net income	$25,989,000
Preferred stock dividends	(8,764,000)

Net income (loss) available to common stockholders—numerator for basic earnings per share	17,225,000
Effect of dilutive securities:
Preferred stock dividends	8,764,000

Net income available to common stockholders after assumed conversion—numerator for diluted earnings per share	$25,989,000

Denominator:
Denominator for basic earnings per share—weighted average shares	8,091,023
Effect of dilutive securities:
Employee stock options	3,700,298
Warrants	4,458,305
Convertible preferred stock	76,893,417

Dilutive potential common shares	85,052,020

Denominator for diluted earnings per share—adjusted weighted average shares	93,143,043

Basic earnings per share	$2.13

Diluted earnings per share	$.28

The Company has omitted Predecessor earnings per share as such information is not considered meaningful due to the change in capital structure that occurred with the Tempur Acquisition.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

(13)    Business Segment Information

SFAS 131, “Disclosure about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and assessing performance. The Company operates in two business segments: Domestic and International. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations.

Beginning in 2002, following the opening of the Company’s United States manufacturing facility, the Company changed the reporting structure from a single segment to Domestic and International operating segments. This change was consistent with the Company’s ability to monitor and report operating results in these segments. The Domestic segment consists of the United States manufacturing facility whose customers include the United States distribution subsidiary and certain North American third party distributors. The International segment consists of the manufacturing facility in Denmark whose customers include all of the distribution subsidiaries and third party distributors outside the Domestic segment. The Company evaluates segment performance based on Operating income.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

The following table summarizes segment information (approximated):

	For the Nine Months Ended September 30,
	Predecessor 2002	Successor 2003
Net sales to external customers:
Corporate	$—	$—
Domestic	114,080,000	199,655,000
International	91,864,000	142,704,000

	$205,944,000	$342,359,000

Intercompany sales:
Corporate	$—	$—
Domestic	—	—
International	(14,957,000)	(33,729,000)
Intercompany eliminations	14,957,000	33,729,000

	$—	$—

Operating income:
Corporate	$(3,586,000)	$(8,444,000)
Domestic	20,781,000	36,098,000
International	15,300,000	30,886,000
Intercompany eliminations	—	—

	$32,495,000	$58,540,000

Total assets:
Corporate	$70,126,000	$168,855,000
Domestic	122,823,000	403,326,000
International	130,058,000	331,910,000
Intercompany eliminations	(129,574,000)	(368,908,000)

	$193,433,000	$535,183,000

The Company’s revenues are generated by selling a group of related products through four distribution channels: direct, retail, healthcare and third party. The following table sets forth net sales by significant product group:

	Nine Months ended September 30,
	2002	2003
Mattresses	$108,830,000	$181,112,700
Pillows	57,198,000	95,275,900
All other	39,916,100	65,969,900

	$205,944,100	$342,358,500

The domestic segment purchases certain products produced by the Danish manufacturing facility included in the International segment and sells those products to Domestic segment customers. Although these transactions are reported in the domestic segment, the profit from these sales remain in the international segment for statutory

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

purposes. These profits amounting to approximately $2,899,400 for Tempur World (Predecessor to Tempur-Pedic International ) for the nine months ended September 30, 2002 are allocated to operating income in the Domestic segment. These profits amounting to approximately $9,297,700 for Tempur-Pedic International (Successor to Tempur World) for the nine months ended September 30, 2003 are allocated to Operating income in the Domestic segment.

As the Company operated in one segment prior to the start up of the United States manufacturing operation, the Company has not restated prior year segment information to reflect the new reporting structure. The Consolidated Condensed Interim Financial Statements herein present all of the required disclosures for a single segment.

(14)    Condensed Consolidating Interim Financial Information

On August 15, 2003, Tempur-Pedic, Inc. and Tempur Production USA, Inc. (Issuers) issued $150 million aggregate principal amount of 10.25% Senior Subordinated Notes due 2010 (Senior Subordinated Notes). The Senior Subordinated Notes are unsecured senior subordinated indebtedness of the Issuers and are fully and unconditionally and joint and severally guaranteed on an unsecured senior subordinated basis by the Issuers’ ultimate parent, Tempur-Pedic International (Successor to Tempur World), and two intermediate parent corporations (referred to as the “Combined Guarantor Parents” and all of Tempur-Pedic International (Successor to Tempur World) current and future domestic subsidiaries (referred to collectively as the Combined Guarantor Subsidiaries), other than the Issuers. The Issuers and subsidiary guarantors are indirectly 100% owned subsidiaries of the Combined Guarantor Parents and the subsidiary guarantors are 100% owned subsidiaries of the Issuers. The foreign subsidiaries (referred to as Combined Non-Guarantor Subsidiaries) represent the foreign operations of the Company and will not guarantee this debt. The following financial information presents condensed consolidating balance sheets for September 30, 2003, statement of operations and statements of cash flows for the nine months ended September 30, 2003 and September 30, 2002 for the Combined Guarantor Parents, Issuers and their Subsidiary Guarantors and Combined Non-Guarantor Subsidiaries.

Condensed Consolidating Balance Sheet

As of September 30, 2003

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$3,060,000	$94,011,000	$5,944,000	$4,359,000	$115,759,000	$(87,123,000)	$136,010,000
Property, plant and equipment, net	—	42,950,000	164,000	1,558,000	53,142,000	—	97,814,000
Other noncurrent assets	21,061,000	260,448,000	138,626,000	—	163,009,000	(281,785,000)	301,359,000

Total assets	24,121,000	397,409,000	144,734,000	5,917,000	331,910,000	(368,908,000)	535,183,000

Current liabilities	127,000	58,875,000	37,631,000	36,383,000	53,608,000	(87,132,000)	99,492,000
Noncurrent liabilities	32,000,000	479,851,000	94,468,000	162,000	229,749,000	(426,062,000)	410,168,000
Equity (deficit)	(8,006,000)	(141,317,000)	12,635,000	(30,628,000)	48,553,000	144,286,000	25,523,000

Total liabilities and equity (deficit)	$24,121,000	$397,409,000	$144,734,000	$5,917,000	$331,910,000	$(368,908,000)	$535,183,000

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Condensed Consolidating Statement of Operations

For the Nine Months Ended September 30, 2003

	Ultimate Parent		Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net Sales	$		$136,964,000	$—	$62,691,000	$176,433,000	$(33,729,000)	$342,359,000
Cost of goods sold			78,125,000	(426,000)	27,021,000	87,814,000	(33,729,000)	158,805,000

Gross profit		—	58,839,000	426,000	35,670,000	88,619,000	—	183,554,000
Operating Expenses		1,835,000	37,322,000	7,035,000	30,387,000	48,436,000	—	125,015,000

Operating Income		(1,835,000)	21,517,000	(6,609,000)	5,283,000	40,183,000	—	58,539,000
Interest income (expense) net		1,000	(5,351,000)	(5,738,000)	(46,000)	(2,608,000)	—	(13,742,000)
Other income (loss)		(6,000)	8,956,000	(497,000)	(9,089,000)	(840,000)	—	(1,476,000)
Income Taxes		(5,000)	6,659,000	(2,898,000)	—	13,576,000	—	17,332,000

Net income (loss)		$(1,835,000)	$18,463,000	$(9,946,000)	$(3,852,000)	$23,159,000	$—	$25,989,000

Condensed Consolidating Statement of Cash Flows

For the Nine Months Ended September 30, 2003

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$(1,835,000)	$18,463,000	$(9,946,000)	$(3,852,000)	$23,159,000	$—	$25,989,000
Non-cash expenses	1,803,000	15,479,000	2,113,000	236,000	4,690,000	—	24,321,000
Changes in working capital	199,464,000	(211,019,000)	9,443,000	4,011,000	(10,439,000)	—	(8,540,000)

Net cash provided by operating activities	199,432,000	(177,077,000)	1,610,000	395,000	17,410,000	—	41,770,000
Net cash used for investing activities	—	(13,048,000)	(321,000)	—	(3,175,000)	—	(16,544,000)
Net cash provided by financing activities	(196,497,000)	190,765,000	(1,421,000)	—	(17,655,000)		(24,808,000)
Effect on exchange rate changes on cash	—	—	—	—	(560,000)	—	(560,000)

Net increase (decrease) in cash and cash equivalents	2,935,000	640,000	(132,000)	395,000	(3,980,000)	—	(142,000)
Cash and cash equivalent at beginning of the of the year	—	654,000	610,000	—	11,390,000	—	12,654,000

Cash and cash equivalents at end of period	$2,935,000	$1,294,000	$478,000	$395,000	$7,410,000	$—	$12,512,000

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

(Successor to Tempur World, Inc.)

NOTES TO CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS (Unaudited)—(Continued)

Condensed Consolidating Statements of Operations

For the Nine Months Ended September 30, 2002

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$—	$73,758,000	$—	$40,322,000	$106,461,000	$(14,597,000)	$205,944,000
Cost of goods sold		39,390,000	(253,000)	17,256,000	54,026,000	(14,597,000)	95,822,000

Gross profit	—	34,368,000	253,000	23,066,000	52,435,000	—	110,122,000
Operating expenses		17,336,000	3,839,000	22,216,000	34,236,000	—	77,627,000

Operating income	—	17,032,000	(3,586,000)	850,000	18,199,000	—	32,495,000
Interest income (expense), net		(2,356,000)	(1,438,000)	(64,000)	(1,855,000)	—	(5,713,000)
Other income (loss)		6,230,000	(6,000)	(6,125,000)	553,000	—	652,000
Income taxes		6,133,000	(1,788,000)	—	8,148,000	—	12,493,000

Net income (loss)	$—	$14,773,000	$(3,242,000)	$(5,339,000)	$8,749,000	$—	$14,941,000

Condensed Consolidating Statements of Cash Flows

For the Nine Months Ended September 30, 2002

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$—	$14,773,000	$(3,242,000)	$(5,339,000)	$8,749,000	$—	$14,941,000
Non-cash expenses	—	6,882,000	314,000	487,000	1,444,000	—	9,127,000
Changes in working capital	—	(12,741,000)	3,261,000	6,198,000	(5,695,000)	—	(8,977,000)

Net cash provided by operating activities	—	8,914,000	333,000	1,346,000	4,498,000	—	15,091,000
Net cash used for investing activities	—	(2,797,000)	(116,000)	(1,381,000)	760,000	—	(3,534,000)
Net cash provided by financing activities	—	(6,650,000)	80,000	—	(6,760,000)	—	(13,330,000)
Effect on exchange rate changes on cash	—	—	—	—	(247,000)	—	(247,000)

Net increase (decrease) in cash and cash equivalents	—	(533,000)	297,000	(35,000)	(1,749,000)	—	(2,020,000)
Cash and cash equivalents at beginning of the year	—	2,001,000	7,000	35,000	5,495,000	—	7,538,000

Cash and cash equivalents at end of period	$—	$1,468,000	$304,000	$—	$3,746,000	$—	$5,518,000

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Tempur-Pedic International Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Tempur-Pedic International Inc. and Subsidiaries (the Company) as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for the two months ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tempur-Pedic International Inc. and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the two months ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Louisville, Kentucky

June 20, 2003, except for Note 11a, as to

which the date is November 20, 2003

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As of December 31, 2002

	Notes	December 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	6	$12,654,175
Accounts receivable, net of allowance for doubtful accounts of $2,518,485	13	43,798,953
Inventories	3i	36,630,241
Prepaid expenses and other current assets		3,148,073
Deferred income taxes	12	5,050,840

Total current assets		101,282,282
Land and buildings		45,519,224
Machinery and equipment		43,798,251
Construction in progress		1,078,595

		90,396,070
Less: Accumulated depreciation		(2,110,058)

Property, plant and equipment, net	3j	88,286,012
Goodwill	2, 3k	164,644,236
Other intangible assets, net of amortization of $880,000	2, 3k	85,064,754
Deferred financing costs and other non-current assets, net	2	9,315,530

Total assets		$448,592,814

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$17,674,899
Accrued expenses		30,974,643
Income taxes payable	12	3,578,922
Value added taxes payable		1,979,043
Foreign exchange payable		1,964,301
Current portion—long-term debt	7c	13,565,359
Current portion—capital lease obligations and other	9a	204,777

Total current liabilities		69,941,944
Long-term debt	7c	182,292,388
Capital lease obligations	9a	25,993
Deferred income taxes	12	42,499,840
Other long-term liabilities		2,226,541

Total liabilities		296,986,706
Commitments and contingencies	9
Stockholders’ Equity:
Series A Convertible Preferred Stock, $.01 par value, 94,500,000 shares authorized, 76,893,416 shares issued and outstanding	11b	148,421,852
Class A Common Stock, $.01 par value, 13,125,000 shares authorized, 7,353,150 shares issued and outstanding	2	140
Class B-1 Common Stock, $.01 par value, 157,500,000 shares authorized, 461,286 shares issued and outstanding		9
Additional paid in capital		4,864,496
Class B-1 Common Stock Warrants	11c	2,347,788
Notes receivable	2	(100,000)
Deferred stock compensation, net of amortization of $2,390		(140,993)
Retained deficit		(5,205,595)
Accumulated other comprehensive income		1,418,411

Total stockholders’ equity		151,606,108

Total liabilities and stockholders’ equity		$448,592,814

The accompanying notes to consolidated financial statements are an integral part of this statement.

Tempur-Pedic International Inc. and Subsidiaries

Consolidated Statement of Operations

For the Two Months Ended December 31, 2002

	Notes
Net sales	3e, 3f	$60,643,855
Cost of sales	3i	37,811,437

Gross profit		22,832,418
Selling expenses	3g	15,322,108
General and administrative expenses		8,330,745
Research and development expenses	3o	163,024

Operating loss		(983,459)
Other income (expense), net:
Interest income		91,424
Interest expense		(3,046,460)
Foreign currency exchange gains	3d, 10	783,682
Other income, net		547,151

Total other expense		(1,624,203)

Loss before income taxes		(2,607,662)
Income tax provision	12	639,734

Net loss		(3,247,396)
Preferred stock dividends		1,958,199

Net loss attributable to common stockholders		$(5,205,595)

Basic and diluted net loss per share	15	$(.67)

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Two Months Ended December 31, 2002

	Convertible Preferred Stock—Series A		Common Stock—Class A		Common Stock—Class B-1		Additional Paid in Capital	Class B-1 Common Stock Warrants	Notes Receivable	Deferred Stock Compensation	Retained Deficit	Other Comprehensive Income	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, November 1, 2002	76,893,416	$146,463,653	7,353,150	$140	461,286	$9	$4,864,496	$2,347,788	$(100,000)	$(143,383)	$—	$—	$153,432,703
Net loss plus changes in accumulated comprehensive income:
Net Loss		—		—		—	—	—	—	—	(3,247,396)	—	(3,247,396)
Foreign currency translation adjustments, net of tax		—		—		—	—	—	—	—	—	1,418,411	1,418,411

Dividends on Preferred Stock		1,958,199		—		—	—	—	—	—	(1,958,199)	—	—
Amortization of deferred stock compensation		—		—		—	—	—	—	2,390	—	—	2,390

Balance, December 31, 2002	76,893,416	$148,421,852	7,353,150	$140	461,286	$9	$4,864,496	$2,347,788	$(100,000)	$(140,993)	$(5,205,595)	$1,418,411	$151,606,108

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Two Months Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,247,396)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,305,967
Amortization of deferred financing costs	286,796
Amortization of original issue discount	84,173
Allowance for doubtful accounts	500,531
Deferred income taxes	(2,483,421)
Foreign currency adjustments	(2,649,201)
Loss on sale of equipment	232,613
Changes in operating assets and liabilities:
Accounts receivable—trade	430,369
Inventories	11,472,359
Prepaid expenses and other current assets	(486,142)
Accounts payable	29,763
Accrued expenses and other	2,916,816
Foreign exchange payable	1,802,473
Value added taxes payable	(637,741)
Income taxes payable	827,291

Net cash provided by operating activities	12,385,250
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,960,749)
Proceeds from sales of property, plant and equipment	101,986

Net cash used for investing activities	(1,858,763)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes payable-line of credit	449,817
Repayments of long-term debt	(4,500,059)
Repayments of capital lease obligations	(170,370)

Net cash used by financing activities	(4,220,612)

Net Effect Of Exchange Rate Changes On Cash	596,443

Increase in cash and cash equivalents	6,902,318
CASH AND CASH EQUIVALENTS, beginning of period	5,751,857

CASH AND CASH EQUIVALENTS, end of period	$12,654,175

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    The Company

Tempur-Pedic International Inc. (collectively with its subsidiaries, Tempur-Pedic International or the Company), is a United States based multinational corporation incorporated in Delaware. It was formed to acquire all of the operations of Tempur World, Inc., a Delaware corporation (collectively with its subsidiaries, Tempur World or TWI). The Company manufactures, markets and sells advanced visco-elastic foam products including pillows, mattresses and other related products. The Company manufactures essentially all of its products at Dan Foam ApS, located in Denmark and Tempur Production USA, Inc. in the United States. The Company has sales and distribution companies operating in the U.S., Europe, Brazil, Japan, South Africa and Singapore. In addition, the Company has third party distributor arrangements in Eastern Europe, Asia/Pacific, the Middle East, and Central and South America and Canada and Mexico. The Company sells its products in over 50 countries and primarily extends credit based on the creditworthiness of its customers. The majority of the Company’s revenues are derived from sales to retailers and to retail consumers through its direct response business.

(2)    Business Combination

Pursuant to the Agreement and Plan of Merger dated as of October 4, 2002 (the Merger Agreement), on November 1, 2002, Tempur-Pedic International acquired Tempur World (the Tempur Acquisition). The total acquisition price of Tempur World as of the closing date of the Tempur Acquisition was approximately $268,483,800, including $14,165,800 of transaction fees and expenses. The Tempur Acquisition was financed with approximately $146,638,700 in cash proceeds of newly issued Series A Convertible Preferred Stock and Class A Common Stock, $107,679,400 of incremental senior and mezzanine debt borrowings (see Note (7)), net of approximately $5,751,900 of Tempur World’s cash. The Company also refinanced approximately $88,816,500 of existing debt obligations of Tempur World. In addition, certain of the former shareholders of Tempur World contributed their shares of common stock of Tempur World to the Company immediately prior to the Tempur Acquisition in exchange for shares of Class A Common Stock of the Company. The Company has applied the provisions of Emerging Issues Task Force 88-16, “Basis in Leveraged Buyout Transactions,” whereby, the carryover equity interests of certain management stockholders from Tempur World were recorded at their historical basis. The application of these provisions reduced Additional paid in capital and Goodwill by $9,384,700. Additionally, certain management employees of Tempur World also purchased shares of Class B-1 Common Stock of the Company in exchange for promissory notes in the aggregate principal amount of $100,000, which is reflected as a reduction of Stockholders’ equity.

Pursuant to the Merger Agreement, a total of $30,100,000 (the Escrowed Funds) of the aggregate merger consideration otherwise payable to the former shareholders of Tempur World was deposited in escrow to secure obligations of the former shareholders of Tempur World with respect to the net working capital adjustment and indemnification claims under the Merger Agreement.

Pursuant to the Merger Agreement, the Company is required to pay a maximum of $40,000,000 to the former shareholders of Tempur World as a deferred payment if Tempur World meets certain EBITDA and revenue targets for the fiscal year ending December 31, 2003. As these contingencies have not been met or resolved as of December 31, 2002, this amount is not recorded.

The Tempur Acquisition was accounted for as a purchase in accordance with the recently issued Statement of Financial Accounting Standard (SFAS) No. 141, “Business Combinations” (SFAS 141), and the Company has allocated the purchase price of Tempur World based upon the fair values of the net assets acquired and liabilities assumed. The allocation of the purchase price has not yet been finalized and is subject to adjustment over the next twelve months for most items and longer for income tax matters. Portions of the net assets acquired and

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liabilities assumed were valued by utilizing customary valuation procedures and techniques. Indefinite lived intangibles and goodwill are not being amortized in accordance with SFAS 142, “Goodwill and Other Intangible Assets” (SFAS 142).

The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed at the date of acquisition (approximated):

Accounts receivable	$43,661,700
Inventories	46,666,000
Other current assets	4,290,200
Property, plant and equipment	86,277,200
Identifiable intangible assets	86,260,700
Other assets	9,245,300
Accounts payable	(17,069,900)
Accrued expenses	(27,515,400)
Deferred taxes	(41,423,100)
Other current liabilities	(4,812,400)
Long term debt	(88,816,500)
Other non-current liabilities and other	(2,215,300)

94,548,500
Adjustment for carryover basis of continuing stockholders	9,384,700
Goodwill	164,550,600

Aggregate purchase price	$268,483,800

The goodwill and identifiable intangible assets recorded as a result of the Tempur Acquisition are not deductible for tax purposes.

(3)    Summary of Significant Accounting Policies

(a) Basis of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All subsidiaries, directly or indirectly, are wholly-owned. All material intercompany balances and transactions have been eliminated.

(b) Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, management makes its best estimate to accrue for certain costs incurred in connection with business activities such as warranty claims and sales returns, but the Company’s estimates of these costs could change materially.

(c) Foreign Currency Translation—Assets and liabilities of non-United States subsidiaries, whose functional currency is the local currency, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected as a separate component of stockholders’ equity. Foreign currency transaction gains and losses are reported in results of operations.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) Financial Instruments and Hedging—Within the normal course of business, the Company uses derivative financial instruments principally to manage the exposure to changes in the value of certain foreign currency denominated assets and liabilities of its Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged.

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of the financial instruments, including derivatives and long-term debt, standard market conventions and techniques including available market data and discounted cash flow analysis are used to determine fair value.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the short-term maturity of those instruments. The carrying amounts of preferred stock and long-term debt approximate the fair market value for instruments with similar terms as of December 31, 2002.

(e) Revenue Recognition—In accordance with SEC Staff Accounting Bulletin 101, the Company recognizes sales of its products when the products are shipped to customers and the risks and rewards of ownership are transferred. The Company does not require collateral on sales made in the normal course of business. Deposits made by customers are recorded as a liability and recognized as a sale when product is shipped. The Company had approximately $4,201,500 of deferred revenue included in Accrued expenses as of December 31, 2002.

The Company reflects all amounts billed to customers for shipping in Net sales and the costs incurred from shipping product in Cost of sales. Amounts included in Net sales for shipping and handling are approximately $2,027,600 in the two months ended December 31, 2002. Amounts included in Cost of sales for shipping and handling are approximately $5,135,300 in the two months ended December 31, 2002.

(f) Accrued Sales Returns—Estimated sales returns are provided at the time of sale based on historical sales returns. The Company allows product returns ranging from 90 to 120 days following a sale. Accrued sales returns are included in Accrued expenses in the accompanying Consolidated Balance Sheet. The Company had the following activity for sales returns for the two months ended December 31, 2002 (approximated):

Balance as of November 1, 2002	$3,637,200
Amounts accrued	5,597,900
Returns charged to accrual	(5,163,000)

Balance as of December 31, 2002	$4,072,100

(g) Advertising Costs—The Company expenses all advertising costs as incurred except for production costs and advance payments which are deferred and expensed when advertisements run for the first time. Advertising costs charged to expense were approximately $8,936,500 during the two months ended December 31, 2002.

The Company defers advertising costs on media advertising purchases where the Company is required to prepay for the advertising in advance. These costs are expensed the first time the media is run. In addition, the Company defers the prepayment of costs for direct response advertising. The Company amortizes the costs over approximately four months.

The amounts of advertising costs deferred and included in the Consolidated Balance Sheet as of December 31, 2002 was approximately $1,094,300.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(h) Cash and Cash Equivalents—Cash and cash equivalents consist of all liquid investments with initial maturities of three months or less.

(i) Inventories—Inventories at November 1, 2002 are stated at fair market value. Newly manufactured inventories are stated at the lower of cost or market, determined by the first-in, first-out method and consisted of the following (approximated):

December 31, 2002
Finished goods	$21,353,300
Work-in-process	5,198,300
Raw materials and supplies	10,078,600

$36,630,200

Of the amounts included in Inventory as of November 1, 2002, approximately $9,780,000 represents the value of the manufacturing profit earned by Tempur World prior to the Tempur Acquisition and is reflected in Cost of sales for the two months ended December 31, 2002.

(j) Property, Plant and Equipment—Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives as follows:

Estimated Useful Life
Buildings	25-30 years
Computer equipment	3-5 years
Leasehold improvements	4-7 years
Equipment	3-7 years
Office furniture and fixtures	5-7 years
Autos	3-5 years

Maintenance and repair costs are expensed as incurred, and expenditures for improvements are capitalized.

Leasehold improvements are amortized over the shorter of the life of the lease or seven years. Depreciation expense was approximately $2,110,100 for the two months ended December 31, 2002.

Equipment held under capital leases is recorded at the fair market value of the equipment at the inception of the leases. Equipment held under capital leases are amortized over the shorter of their estimated useful lives or the term of the respective leases.

(k)  Goodwill and Other Intangible Assets—The Company follows SFAS 141, “Business Combinations,” and SFAS 142, “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations. SFAS 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144).

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about the Company’s allocation of other intangible assets (approximated):

		As of December 31, 2002
	Useful Lives (years)	Gross Carrying Amount	Accumulated Amortization
Unamortized indefinite life intangible assets:
Trademarks		$55,000,000	$—
Amortized intangible assets:
Technology	10	$16,000,000	$267,000
Patents and other	5	5,219,000	182,000
Customer database	5	4,200,000	140,000
Foam Formula	10	3,700,000	62,000
Non-competition agreements and other	1.5	1,825,000	229,000

Total		$85,944,000	$880,000

The Company recognized approximately $317,000 related to sales backlog and was amortized over the two month period ended December 31, 2002.

Based on identified intangible assets recorded as of December 31, 2003, the annual amortization expense is expected to be as follows (approximated):

Twelve Months Ending December 31,
2003	$5,053,500
2004	4,123,500
2005	3,810,000
2006	3,810,000
2007	3,503,300

The changes in the carrying amount of goodwill for the two months ended December 31, 2002 was (approximated):

Balance as of November 1, 2002	$165,709,600
Purchase accounting adjustments	(1,159,000)
Foreign currency translation adjustments	93,600

Balance as of December 31, 2002	$164,644,200

(l) Software—The Company expenses costs incurred in the preliminary project stage and, thereafter, capitalizes costs incurred in the developing or obtaining of internal use software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are subject to impairment evaluation in accordance with SFAS 144. Amounts capitalized for software are included in Machinery and equipment on the Consolidated Balance Sheet as of December 31, 2002.

(m) Warranties—The Company provides a 20-year warranty for United States sales and a 15-year warranty for non-United States sales on mattresses, each prorated for the last 10 years. The Company also provides 2-year to 3-year warranties on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. Warranties are included in Accrued expenses

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in the accompanying Consolidated Balance Sheet. The Company had the following activity for warranties for the two months ended December 31, 2002 (approximated):

Balance as of November 1, 2002	$2,875,700
Amounts accrued	256,100
Warranty charged to accrual	(250,700)

Balance as of December 31, 2002	$2,881,100

(n) Income Taxes—The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

In conjunction with the acquisition of Tempur World on November 1, 2002, the Company repatriated approximately $44,200,000 from one of its foreign entities in the form of a loan that under applicable United States tax principles is treated as a taxable dividend. In addition, the Company expects to repatriate the remaining undistributed earnings as of November 1, 2002 of $10,123,400 during 2003. Accordingly, the Company has provided for the additional taxes that it expects will be incurred.

Provisions have not been made for US income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries since the acquisition, as these earnings are considered indefinitely reinvested. Undistributed foreign earnings during the two months ended December 31, 2002 were approximately $10,061,200. These earnings could become subject to United States income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to the United States parent company or a United States subsidiary, or if the Company should sell its stock in the subsidiaries.

(o) Research and Development Expenses—Research and development expenses for new products are expensed as they are incurred.

(p) Stock-Based Compensation—The Company has adopted SFAS 123, “Accounting for Stock Based Compensation” (SFAS 123). In accordance with SFAS 123, the Company has elected to account for employee stock and option issuances under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25 no compensation expense is recognized in the statements of income for stock granted to employees and non-employee directors, if the exercise price at least equals the fair value of the underlying stock on the date of grant.

Stock options are granted under various stock compensation programs to employees (see Note (11)(e)). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

The Company’s pro forma information in accordance with SFAS 123 is as follows:

Two months ended December 31, 2002
Net loss (as reported)	$(3,247,400)
Add: additional stock-based employee compensation, net of tax	(200)

Pro forma net loss	$(3,247,600)

Earnings (loss) per share:
Basic and diluted (as reported)	$(.67)

Basic and diluted (pro forma)	$(.67)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)    New Accounting Standards

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). SFAS 145 was effective January 1, 2003. SFAS 145 eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations” (APB 30). SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements. The Company is evaluating the impact of SFAS 145 on the financial statements.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement nullifies Emerging Issues Task Force Issue 94-3 (Issue 94-3), “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123” (SFAS 148), which was effective on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method on reported results. The provisions regarding alternative methods of transition do not apply to the Company, which accounts for stock-based compensation using the intrinsic value method. The disclosure provisions have been adopted. See Note (11)(d), “Tempur-Pedic International 2002 Stock Option Plan.”

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new guidance amends SFAS 133 for decisions made: (a) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative, particularly regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 (with a few exceptions) and for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively. We do not believe that the adoption of this Statement will have a significant impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new guidance requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. Application of SFAS 150 to financial instruments that exist on the date of adoption should be reported through a cumulative effect of a

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

change in an accounting principle by measuring those instruments at fair value or as otherwise required by SFAS 150. The company does not believe that the adoption of SFAS 150 will have a significant impact on the consolidated financial statements.

(5)    Restructurings and Disposals

In connection with the Tempur Acquisition the Company performed a strategic review of its subsidiary operations. The strategic review triggered an impairment review of long-lived assets of certain subsidiaries of Tempur World that were expected to be disposed. As a result of this review the Company set forth a plan for the closure of Kruse Manufacturing, the German manufacturing subsidiary (“Kruse”). Approximately 27 job positions and related office staff reductions will be lost in connection with closing this operation. As of December 31, 2002, of the job position reductions, 2 have been eliminated. In addition, the Company will incur ongoing costs after the facility is closed and until they are fully disposed of. These costs primarily consist of lease payment obligations and legal costs. Consistent with SFAS 144, the Company evaluated long-lived assets for impairment and assessed their recoverability based upon anticipated undiscounted future cash flows. In recording the purchase of Tempur World, the Company recorded non-cash impairment charges and wrote down the value of the assets by approximately $2,285,100. Sales and Net loss for Kruse for the two months ended December 31, 2002 were approximately $305,300 and $268,500, respectively.

In November 2002, the Company communicated a plan to dispose the Tempur Brazil operations to a third party. As a result of the disposal of this operation, the Company incurred a loss of $489,400 in the two months ended December 31, 2002 consisting primarily of write-offs of inventory and accounts receivable.

(6)    Supplemental Cash Flow Information

Cash payments for interest and net cash payments for income taxes are as follows (approximated):

Two months ended December 31, 2002
Interest	$551,300
Income taxes, net of refunds	$1,842,600

Non-cash investing and financing activities have been excluded as non-cash items from the consolidated statement of cash flows for the two months ended December 31, 2002.

(7)    Long-term Debt

(a) Secured Debt Financing—On November 1, 2002, in connection with the Tempur Acquisition, the Company obtained from a syndicate of lenders a total of $170,000,000 of senior secured debt financing (the “Senior Debt Facilities”) under United States and European term loans and long-term revolving credit facilities. The facilities consisted of (i) a $30,000,000 United States revolving loan facility; (ii) a $65,000,000 United States term loan facility (the United States revolving loan and the United States term loan are collectively referred to herein as the “United States Facility”); (iii) a $20,000,000 European revolving loan facility; and (iv) a $55,000,000 European term loan facility (the European revolving loan and the European term loan are collectively referred to herein as the “European Facility”). Approximately $150,000,000 was drawn upon at the inception of the debt facility to fund a portion of the various payments required in connection with the Tempur Acquisition. Following the closing date of the Senior Debt Facilities, borrowings were used for ordinary working capital and general corporate needs. Loans outstanding under the United States Facility totaled $81,350,000 at

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

date of inception comprised of $16,350,000 of revolving loans and $65,000,000 of term loans. Loans outstanding under the European Facility totaled $68,650,000 at date of inception comprised of $13,650,000 of revolving loans and $55,000,000 of term loans.

Including certain fees and expenses paid directly by the Company in connection with the Senior Debt Facilities, a total of $7,391,200 are reflected as deferred financing costs and are included in Deferred financing and other non-current assets, net on the Consolidated Balance Sheets as of December 31, 2002. These costs are being amortized to interest expense over the life of the Debt using the effective interest method. The Senior Debt Facilities (along with the Sub Debt (as hereinafter defined)) refinanced substantially all of the Company’s previously outstanding foreign and domestic debt facilities. The refinancing contains installment mortgages for the manufacturing facilities as well as long-term revolving debt facilities to support continuing operations.

Borrowing availability under the United States revolving credit facility is subject to a United States Borrowing Base, as defined in the loan agreement, and is based on, among other things, the levels of Eligible Accounts Receivable and Eligible Inventory of the United States Borrowers, in each case as defined in the loan agreement. Borrowing availability under the European revolving credit facility is subject to a European Borrowing Base, as defined in the loan agreement, and is based on, among other things, the levels of Eligible Accounts Receivable and Eligible Inventory of European Credit Parties. Each of the United States and European revolving facilities also provide for the issuance of letters of credit to support local operations. Allocations of the United States and European revolving facilities to such letters of credit reduce the amounts available to be borrowed under their respective facilities. The letter of credit sub-limit under the United States revolving facility is $2,500,000. The letter of credit sub-limit under the European revolving facility is $7,500,000. The aggregate amount of letters of credit outstanding under the United States Facility is approximately $50,000 as of December 31, 2002. The aggregate amount of letters of credit outstanding under the European Facility is approximately $2,213,200 as of December 31, 2002. The United States Facility and the European Facility are guaranteed by the Company and each of its direct and indirect United States subsidiaries. The United States Facility and the European Facility are secured by (i) a first priority lien on substantially all of the United States assets of Tempur-Pedic International and each of its direct and indirect United States subsidiaries and (ii) a pledge of all of the capital stock of each of Tempur-Pedic International’s direct and indirect United States subsidiaries and a portion of the capital stock of certain foreign subsidiaries. In addition to the foregoing, the European Facility is guaranteed by certain of Tempur-Pedic International’s foreign subsidiaries and is secured by (i) a lien on certain of the assets of the Company’s foreign subsidiaries and (ii) a pledge of substantially all of the capital stock of certain of the Company’s foreign subsidiaries.

The loan agreement for the Senior Debt Facilities makes the Company subject to certain financial covenants: minimum interest coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; maximum senior leverage ratio; and a limitation on capital expenditures, in each case as defined. The Company and the other Tempur entities are also subject to certain additional covenants customary for transactions of this type. The Company was out of compliance with certain non-financial covenants as of December 31, 2002, but has obtained waivers from the lenders.

(b) Senior Subordinated Debt—On November 1, 2002, in connection with the Tempur Acquisition, the Company obtained a total of $50,000,000 of 12.5% senior subordinated unsecured debt financing (the “Sub Debt”) under United States and European term loans all of which was drawn upon at the inception of the Sub Debt facility to fund a portion of the various payments required in connection with the Tempur Acquisition. The facilities consisted of (i) a $37,500,000 United States term loan and (ii) a $12,500,000 European term loan. The net proceeds from the Sub Debt approximated $48,739,000 after deducting fees and expenses of approximately $1,261,000 excluding the value of warrants and rights issued. Including certain fees and expenses paid directly by the Company in connection with debt refinancing, a total of $1,408,700 are reflected as deferred financing

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

costs and are included in Other assets on the Consolidated Balance Sheet as of December 31, 2002. These costs are being amortized to interest expense over the life of the Sub Debt using the effective interest method.

Certain prepayment penalties exist for the early prepayment of the Sub Debt during the first four years of the Sub Debt as set forth in the Sub Debt loan agreement. The prepayment penalties are reduced to 101% of the then outstanding principal balance if the repayment is in connection with an initial public offering. The purchasers of the Sub Debt also have the right to require repayment of the Sub Debt at a price of 101% of the then outstanding principal balance of the loans plus accrued and unpaid interest then outstanding, in the event (i) of the occurrence of an initial public offering of the Company or (ii) the institutional investors in the Company cease to own 90% of the shares of the Company owned by either or both of them on November 1, 2002.

The loan agreement for the Sub Debt makes the Company subject to certain financial covenants: minimum interest coverage ratio; minimum fixed charge coverage ratio; maximum leverage ratio; and a limitation on capital expenditures, in each case as defined. The Company and the other Tempur World entities are also subject to certain additional covenants customary for transactions of this type. The Company was out of compliance with certain non-financial covenants as of March 31, 2003 and December 31, 2002, but has obtained waivers from the lenders.

The Sub Debt is an unsecured obligation, subordinate to all Senior Debt (as defined in the Sub Debt loan agreement) on the terms set forth in a subordination and intercreditor agreement. Both the United States and European portions of the Sub Debt are guaranteed by Tempur-Pedic International and each of its direct and indirect United States subsidiaries. In addition, the European portion of the Sub Debt is guaranteed by certain of Tempur-Pedic International’s foreign subsidiaries.

The Company issued warrants to purchase the Company’s Class B-1 Common Stock exercisable for 4.5% of the fully-diluted common stock of the Company to purchasers of the Sub Debt. Holders of the warrants will also be entitled to receive an amount equal to 4.5% of (i) the amount of any dividends paid on the Company’s Series A Preferred Stock upon a liquidation of the Company or a redemption of the Series A Preferred Stock and (ii) the aggregate amount to be paid on the Company’s Class A Common Stock upon a liquidation of the Company or redemption of the Class A Common Stock (other than by conversion into Class B-1 Common Stock). The warrants have a nominal exercise price and may be exercised at any time prior to the tenth anniversary of the date of issuance. The number of shares of Class B-1 Common Stock issuable upon exercise of the warrants will be adjusted for certain stock splits, stock dividends and similar recapitalizations, as well as upon the issuance of certain equity securities at less than fair market value. Prior to an initial public offering, holders of warrants will have the right to receive certain financial information regarding the Company and certain inspection rights, and will be entitled to a non-voting representative to attend Company board meetings.

The fair value of warrants and rights issued, totaling approximately $2,347,800 is included as “Class B-1 Common Stock Warrants” in the accompanying Consolidated Statements of Stockholders’ Equity with an offset against Long-term debt for the warrants and rights issued to Sub Debt holders in the accompanying Consolidated Balance Sheets. The discount of the Sub Debt and the debt issuance costs are being amortized using the effective interest method over the life of the Sub Debt.

The Company, its shareholders and the warrant holders are parties to a Stockholder Agreement which, among other things, provides for certain restrictions on transfer of shares, certain voting agreements with respect to the election of directors, “tag-along” rights in connection with certain transfers of shares, “drag-along” rights in connection with certain sales or mergers of the Company and rights of first refusal in connection with certain issuances of shares of capital stock by the Company. The Company, its shareholders and the warrant holders are

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

also parties to a Registration Rights Agreement, which provides for certain rights of holders of shares of the Company’s common stock to require registration of such shares under the Securities Act of 1933, as amended.

(c) Long-term Debt—Long-term debt (see also Note (2)) for the Company at December 31, 2002 consisted of the following (approximated):

December 31, 2002
United States Term Loan payable to a lender, interest at the IBOR plus margin (5.62% as of December 31, 2002), principal payments due quarterly through September 2007	$65,000,000
European Term Loan payable to a lender, interest at IBOR plus margin (5.42% as of December 31, 2002), principal payments due quarterly through September 2007	55,000,000
United States Long-Term Revolving Credit Facility payable to a lender, interest at IBOR and index Rate plus margin (5.37% as of December 31, 2002), commitment through and due September 2007	16,350,000
European Long-Term Revolving Credit Facility payable to a lender, interest at IBOR plus margin (5.17% as of December 31, 2002), commitment through September 2007	9,650,000
United States Subordinated Debt payable to lenders, interest at 12.5%, commitment through and due November 1, 2009	37,500,000
European Subordinated Debt payable to lenders, interest at 12.5%, commitment through and due November 1, 2009	12,500,000
Mortgages payable to a bank, secured by certain property, plant and equipment and other assets, bearing fixed interest at 4.0% to 5.1%	2,121,400

198,121,400
Less: Current portion	13,565,400

Long-term debt before deduction of original issue discount	184,556,000
Less: Original issue discount	2,263,600

Long-term debt	$182,292,400

The Company’s long-term debt is scheduled to mature as follows (approximately):

Year Ending December 31,
2003	$13,565,400
2004	13,569,700
2005	17,898,900
2006	17,869,200
2007	26,659,000
Thereafter	108,559,200

Total	$198,121,400

(8)    Consumer Credit Arrangements

The Company refers customers seeking extended financing, to certain third party financiers (the Card Servicers). The Card Servicers, if credit is granted, establish the interest rates, fees and all other terms and conditions of the customer accounts based on their evaluation of the credit worthiness of the customers. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from the Company. In connection with customer purchases financed under these arrangements, the Card Servicer pays the

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company an amount equal to the total amount of such purchases, net of a non-refundable financing fee as well as an interest bearing holdback of 20% (to be released upon ultimate collection) of certain amounts financed with recourse under the program. The total amounts financed and uncollected under the program is approximately $257,900 included in Accounts receivable, as of December 31, 2002.

(9)    Commitments and Contingencies

(a) Lease Commitments—The Company’s subsidiaries lease certain property, plant and equipment under noncancellable capital lease agreements expiring at various dates through 2005. Such leases also contain renewal and purchase options. The Company leases space for its corporate headquarters and a retail outlet under operating leases which calls for annual rental payments due in equal monthly installments. Operating lease expenses were approximately $315,800 for the two months ended December 31, 2002.

Future minimum lease payments at December 31, 2002 under these non-cancelable leases are as follows (approximated):

	Capital Leases	Operating Leases
Year Ended December 31:
2003	$32,400	$2,404,200
2004	29,900	1,876,100
2005	3,500	1,555,000
2006	—	1,234,100
2007	—	1,152,300
Thereafter	—	1,661,100

	65,800	$9,882,800

Less amount representing interest	(7,400)

Present value of minimum lease payments	$58,400

(b) Litigation—The Company is party to various legal proceedings generally incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon the financial condition, liquidity or results of operations of the Company.

(10)    Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company has entered into forward foreign exchange contracts. Gains and losses on these contracts generally offset losses and gains on the applicable subsidiary’s foreign currency receivables and foreign currency debt.

The Company does not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor does it hedge exposure related to anticipated transactions.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in Other income, net). The contracts held by the Company are denominated in United States dollars, British Pound Sterling and Japanese Yen each against the Danish Krone.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company had derivative financial instruments with a notional value of approximately $39,721,800 and an initial value in excess of fair value of approximately $1,964,300 included in Foreign exchange payable on the Consolidated Balance Sheets as of December 31, 2002. The foreign exchange loss on derivative financial instruments for the two month period ended December 31, 2002 of approximately $1,802,500 is included in the consolidated statement of operations.

A sensitivity analysis indicates that if United States dollar to foreign currency exchange rates at December 31, 2002 increased 10%, the Company would incur losses of approximately $5,789,100 on foreign currency forward contracts outstanding at December 31, 2002. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged.

(11)    Stockholders’ Equity and Stock-Based Compensation Plan

(a) On October 17, 2003, Tempur-Pedic International filed a registration statement on Form S-1 with the Securities and Exchange Commission for an initial public offering of shares of its common stock. Tempur-Pedic International is offering 6,250,000 shares and certain selling stockholders are offering an aggregate of, 12,500,000 shares and may sell an additional 2,812,500 shares if the underwriters exercise their overallotment in full. The price range for this offering is currently estimated to be between $15 and $17 per share. Upon completion of the offering, all of the outstanding shares of Tempur-Pedic International’s convertible preferred stock and all outstanding classes of its common stock will convert into common stock of Tempur-Pedic International and all of Tempur-Pedic International’s outstanding warrants shall be exercised or converted. In addition, in connection with the offering, the Company’s board of directors approved a 525-for-one stock split of the Company’s common stock, in the form of a stock dividend, and increased the number of authorized shares of common stock to 300,000,000 shares. All share and per share amounts, since the Tempur Acquisition, have been restated to retroactively reflect the stock split.

(b) Equity Transaction—In connection with the Tempur Acquisition, Tempur-Pedic International was formed. The authorized capital stock of Tempur-Pedic International consists of 131,250,000 shares of Preferred Stock, $.01 par value per share, of which 94,500,000 shares are further designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”), 13,125,000 shares of Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), 157,500,000 shares of Class B-1 Voting Common Stock, $.01 par value per share (the “Class B-1 Common Stock”), and 13,125,000 shares of Class B-2 Non-Voting Common Stock, $.01 par value per share (the “Class B-2 Common Stock”).

Series A Preferred Stock—Upon the liquidation or dissolution of the Company, the holders of Series A Preferred Stock will be entitled to the payment in cash of the purchase price of the Series A Preferred Stock, plus accrued dividends, before any distributions are made to holders of Class A Common Stock, Class B-1 Common Stock or Class B-2 Common Stock. Dividends on the shares of the Series A Preferred Stock are cumulative and accrue at an annual rate equal to 8% compounded quarterly. Dividends are payable only upon a liquidation of the Company or upon the occurrence of certain Disposition Events (as defined in the Certificate of Incorporation). Holders of Series A Preferred Stock have the right to one vote for each share of Class B-1 Common Stock into which the Series A Preferred Stock is convertible. Each share of Series A Preferred Stock is convertible at the option of the holder thereof at any time into shares of Class B-1 Common Stock at a conversion rate of one share of Class B-1 Common Stock for each share of Series A Preferred Stock, subject to adjustment under certain conditions. In the event of the conversion of any shares of Series A Preferred Stock, all accrued and unpaid dividends on such converted shares will be cancelled.

Class A Common Stock—Upon the liquidation or dissolution of the Company, the holders of Class A Common Stock will be entitled, subject to the rights of holders of the Series A Preferred Stock, to the payment in

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cash of the liquidation value of the Class A Common Stock plus accrued dividends before any distributions are made to holders of Class B-1 Common Stock or Class B-2 Common Stock. Holders of Class A Common Stock have the right to one vote for each share of Class B-1 Common Stock into which the shares of Class A Common Stock are convertible. Each share of the Class A Common Stock is convertible at the option of the holder thereof at any time into shares of Class B-1 Common Stock at a conversion rate of one share of Class B-1 Common Stock for each share of Class A Common Stock, subject to adjustment under certain circumstances.

Class B-1 Common Stock—Upon the liquidation or dissolution of the Company, the Class B-1 Common Stock will rank junior to the Series A Preferred Stock and Class A Common Stock and on an equal ranking with the Class B-2 Common Stock. Dividends may be paid on the Class B-1 Common Stock as long as an equivalent dividend is paid on the Series A Preferred Stock, the Class A Common Stock and the Class B-2 Common Stock. Holders of Class B-1 Common Stock have the right to one vote for each share held.

Class B-2 Common Stock—Upon the liquidation or dissolution of the Company, the Class B-2 Common Stock will rank junior to the Series A Preferred Stock and Class A Common Stock and on an equal ranking with the Class B-1 Common Stock. Except as otherwise required by law, the holders of Class B-2 Common Stock are not entitled to vote. There are no shares of Class B-2 Common Stock issued or outstanding as of December 31, 2002.

Equity Agreements—The Company and its shareholders and warrant holders are parties to a Stockholder Agreement which, among other things, provides for certain restrictions on transfer of shares, certain voting agreements with respect to the election of directors, “tag-along” rights in connection with certain transfers of shares, “drag-along” rights in connection with certain sales or mergers of the Company and rights of first refusal in connection with certain issuances of shares of capital stock by the Company. The Company and certain holders of the Series A Preferred Stock are also parties to a Series A Preferred Stock Stockholder Agreement, which, among other things, provides for certain restrictions on transfer of shares, certain voting agreements with respect to the election of directors and certain consent requirements in connection with certain transactions. The Company and its shareholders and warrant holders are also parties to a Registration Rights Agreement, which provides for certain rights of holders of shares of the Company’s common stock to require registration of such shares under the Securities Act of 1933, as amended.

(c) Warrants and Preferred Dividend Rights—On November 1, 2002, the Company issued warrants to purchase Class B-1 Common Stock exercisable for 4.5% of the fully-diluted common stock of the Company to lenders under the Sub Debt. Holders of the warrants will also be entitled to receive an amount equal to 4.5% of (i) the amount of any dividends paid on the Series A Preferred Stock upon a liquidation of the Company or a redemption of the Series A Preferred Stock and (ii) the aggregate amount to be paid on the Class A Common Stock upon a liquidation of the Company or redemption of the Class A Common Stock (other than by conversion into Class B-1 Common Stock). The warrants have a nominal exercise price and may be exercised at any time prior to the tenth anniversary of the date of issuance. The number of shares of Class B-1 Common Stock issuable upon exercise of the warrants will be adjusted for certain stock splits, stock dividends and similar recapitalizations, as well as upon the issuance of certain equity securities at less than fair market value. Prior to an initial public offering, holders of warrants will have the right to receive certain financial information regarding the Company and certain inspection rights, and will be entitled to a non-voting representative to attend Company board meetings.

(d) Stockholder Notes—In connection with the organization of the Company, on November 1, 2002, the Company issued an aggregate of 461,286 shares of Class B-1 Common Stock to certain management employees in exchange for Stockholder Notes (the “Notes”) from such management employees payable to the Company in the aggregate principal amount of $100,000. The Notes bear interest at a rate of 5% per annum, have a maturity date of 10 years, and are secured by a pledge of the purchased shares. The Notes will become due prior to maturity upon certain events of default, the

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

occurrence of a Disposition Event (as defined in the Certificate of Incorporation) or the termination of the employee’s employment with the Company for cause or by reason of the employee’s resignation under certain circumstances.

(e) Tempur-Pedic International 2002 Stock Option Plan—In connection with the Tempur Acquisition, on November 1, 2002, the Company adopted the Tempur-Pedic International 2002 Stock Option Plan (the “Stock Option Plan”) to provide for grants of options to purchase shares of Class B-1 Common Stock to employees and directors of the Company. Options granted under the Stock Option Plan which qualify as incentive stock options, as defined by the Internal Revenue Code, must have an exercise price of not less than the fair market value of the Company’s Class B-1 Common Stock at the date of grant. The determination of the exercise price is made by the Board of Directors of the Company. Options granted under the Stock Option Plan may provide for vesting terms as determined by the Board of Directors at the time of grant. Options may be exercised up to ten years from the grant date and up to five years from the date of grant for any shareholders who own 10% or more of the total combined voting power of all shares of stock of the Company. As of December 31, 2002, 58,800 options were exercisable. The total number of shares of Class B-1 Common Stock subject to issuance under the Stock Option Plan may not exceed 6,053,250 shares, subject to certain adjustment provisions. The following table summarizes information about stock options outstanding as of December 31, 2002:

	Shares	Weighted Average Exercise Price
November 1, 2002	6,053,250	$1.53
Granted	—	—
Exercised	—	—
Terminated	—	—

December 31, 2002	6,053,250	$1.53

Options outstanding at December 31, 2002 had exercise prices ranging from $1.52 – $1.90 per share and expire on November 1, 2012. The weighted average fair value at date of grant for options granted during 2002 was $.004. The weighted-average remaining contractual life is 10 years.

(f) Stock Based Compensation—Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its stock options granted subsequent to November 1, 2002 under the fair value method of SFAS 123 (see Note (3)(p)), “Accounting Policies—Stock-Based Compensation”). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

2002
Expected life of option, in years	5
Risk-free interest rate	3%
Expected volatility of stock	25%
Expected dividend yield on stock	0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of similar traded options, and changes in the subjective input can materially affect the fair value estimate.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(12)    Income Taxes

The provision for income taxes for the two months ended December 31, 2002 consisted of the following (approximated):

Two months ended December 31, 2002
Current provision
Federal	$1,464,800
State	232,400
Foreign	1,425,900

Total current	3,123,100

Deferred benefit
Federal	(1,967,900)
State	(309,400)
Foreign	(206,100)

Total deferred	(2,483,400)

Total provision for income taxes	$639,700

The provision for income taxes includes federal and state income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities. The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws.

The Company has established a valuation allowance for net operating loss carryforwards (NOLs) and certain other timing differences related to some of its foreign operations. The Company’s foreign NOLs were approximately $21,173,000 at December 31, 2002. These NOLs expire at various dates through 2012. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of these NOLs and certain other timing differences related to some of its foreign operations. The Company believes that it is more likely than not that its tax assets (other than those related to some of its foreign operations) are realizable based on the level of future reversing taxable temporary differences and on historically profitable operations which the Company believes are more likely than not to continue into the future to the extent necessary to assure realization of recorded deferred tax assets. However, there can be no assurance that such assets will be realized if circumstances change.

The effective income tax provision differs from the amount calculated using the statutory United States federal income tax rate, principally due to the following (approximated):

	Two months ended December 31, 2002
	Amount	Percentage of Income Before Taxes
Statutory United States federal income tax	$(912,700)	35.0%
State income taxes, net of federal benefit	(39,100)	1.5
Foreign tax differential	(35,000)	1.3
Change in valuation allowance	2,077,500	(79.7)
Foreign tax credit, net of Section 78 gross up	(112,300)	4.3
Subpart F income	163,200	(6.3)
Permanent and other	(501,900)	19.2

Effective income tax provision	$639,700	(24.5%)

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subpart F income represents interest and royalties earned by a foreign subsidiary. Under the Internal Revenue Code, such income is taxable to Tempur-Pedic International as if, in effect, earned directly by Tempur-Pedic International.

The net deferred tax asset and liability recognized in the consolidated balance sheets as of December 31, 2002, consists of the following (approximated):

December 31, 2002
Deferred tax assets:
Start up costs	$44,000
Inventories	2,909,100
Net operating losses	6,539,300
Foreign tax credit carryover
Land and buildings	994,600
Accrued expenses and other	2,141,700

Total deferred tax assets	12,628,700
Valuation allowances	(9,202,400)

Net deferred tax assets	3,426,300

Deferred tax liabilities:
Land and buildings	(605,400)
Original issue discount	(651,600)
Depreciation	(7,217,300)
Intangible assets	(32,650,000)

Total deferred tax liabilities	(41,124,300)

Net deferred tax liability	$(37,698,000)

(13)    Major Customers

Five customers accounted for approximately 23% of sales for the two months ended December 31, 2002, one of which accounted for approximately 11% of sales, all of which was sold to the Domestic segment. These same customers also accounted for approximately 24% of accounts receivable as of December 31, 2002. The loss of one or more of these customers could have a material adverse effect on the Company.

(14)    Benefit Plan

A subsidiary of the Company has a defined contribution plan whereby eligible employees may contribute up to 15% of their pay each year to the plan subject to certain limitations as defined by the Plan. Employees are eligible to receive matching contributions at the start of employment with the Company. The Plan provides a 100% match of the first 3% and 50% of the next 2% on eligible employee contributions and eliminated the vesting period such that matching contributions vest immediately. The Company incurred approximately $26,600 of expenses associated with the defined contribution plan for the two months ended December 31, 2002.

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(15)    Earnings Per Share

Two Months Ended December 31, 2002
Numerator:
Net loss	$(3,247,400)
Preferred stock dividends	(1,958,200)

Net income (loss) available to common shareholders—numerator for basic earnings per share	(5,205,600)
Effect of dilutive securities:
Preferred stock dividends	—

—

Net income (loss) available to common shareholders after assumed conversion—numerator for diluted earnings per share	(5,205,600)

Denominator:
Denominator for basic earnings per share—weighted average shares	7,814,625
Effect of dilutive securities:
Employee stock options	—
Warrants	—
Convertible preferred stock	—

Dilutive potential common shares	—

Denominator for diluted earnings per share—adjusted weighted average shares	7,814,625

Basic loss per share	$(.67)

Diluted loss per share	$(.67)

In accordance with SFAS 128, “Earnings per Share,” 76,650,000 common stock equivalent shares upon conversion of Series A Convertible Preferred Stock in 2002 have been excluded from the computation of diluted earnings per share because their effect would be antidilutive. In addition, the impact of 6,300,000 employee stock options in 2002 were not included in the computation of diluted earnings per share because their effect would be antidilutive.

(16)    Business Segment Information

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and assessing performance. The Company operates in two business segments: Domestic and International. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations.

Beginning in 2002, following the opening of the Company’s United States manufacturing facility, the Company changed the reporting structure from a single segment to Domestic and International operating segments. This change was consistent with the Company’s ability to monitor and report operating results in these segments. The Domestic segment consists of the United States manufacturing facility whose customers include

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the United States distribution subsidiary and certain North American third party distributors. The International segment consists of the manufacturing facility in Denmark whose customers include all of the distribution subsidiaries and third party distributors outside the Domestic segment. The Company evaluates segment performance based on Operating income.

The following table summarizes segment information:

Two Months Ended December 31, 2002
Revenues from external customers:
Corporate	$—
Domestic	33,860,000
International	26,784,000

$60,644,000

Segment sales:
Corporate	$—
Domestic	—
International	(2,226,000)
Intercompany eliminations	2,226,000

$—

Operating loss:
Corporate	$(1,136,000)
Domestic	2,140,000
International	(1,987,000)

$(983,000)

Depreciation and amortization:
Corporate	$597,000
Domestic	1,318,000
International	1,391,000

$3,306,000

Total assets:
Corporate	$91,180,000
Domestic	311,312,000
International	314,471,000
Intercompany eliminations	(268,370,000)

$448,593,000

Capital expenditures:
Corporate	$7,000
Domestic	353,000
International	1,601,000

$1,961,000

The following table sets forth net sales by significant product group:
Two Months Ended December 31, 2002
Mattresses	$31,286,000
Pillows	18,816,000
All other	10,542,000

$60,644,000

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Domestic segment purchases certain products produced by the Danish manufacturing facility included in the International segment and sells those products to Domestic segment customers. These profits, from these sales, amounting to approximately $651,000 for the two months ended December 31, 2002, are allocated to operating income in the Domestic segment. Although these transactions are reported in the Domestic segment, the profit from these sales remain in the International segment for statutory purposes.

As the Company operated in one segment prior to the start up of the United States manufacturing operation, the Company has not restated prior year segment information to reflect the new reporting structure. The consolidated financial statements herein present all of the required disclosures for a single segment.

(17)    Condensed Consolidating Financial Information

Certain unsecured debt obligations (Senior Subordinated Notes) will be issued by Tempur-Pedic, Inc. and Tempur Production USA, Inc. (the Issuers). The Senior Subordinated Notes are unsecured senior subordinated indebtedness of the Issuers and are fully and unconditionally and joint and severally guaranteed on an unsecured senior subordinated basis by the Issuers’ Ultimate Parent, Tempur-Pedic International, (Successor to Tempur World) and two intermediate parent corporations (referred to as the Combined Guarantor Parents) and all of Tempur-Pedic International’s (Successor to Tempur World) current and future domestic subsidiaries (referred to collectively as the Combined Issuer Subsidiaries), other than the Issuers. The Issuers and subsidiary guarantors are indirectly 100% owned subsidiaries of the Combined Guarantor Parents and the subsidiary guarantors are 100% owned subsidiaries of the Issuers. The foreign subsidiaries (referred to as Combined Non-Guarantor Subsidiaries in the accompanying financial information) represent the foreign operations of the Company and will not guarantee this debt. The following financial information presents condensed consolidating balance sheets, statements of operations and statements of cash flows for the two months ended December 31, 2002 for the Combined Guarantor Parents, Issuers and their Subsidiary Guarantors and Combined Non-Guarantor Subsidiaries.

Condensed Consolidating Balance Sheet

As of December 31, 2002

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Current assets	$—	$50,271,000	$2,883,000	$2,239,000	$85,688,000	$(39,799,000)	$101,282,000
Property, plant and equipment, net	—	33,707,000	199,000	1,308,000	53,072,000	—	88,286,000
Other noncurrent assets	152,569,000	223,787,000	88,098,000	—	175,711,000	(381,140,000)	259,025,000

Total assets	$152,569,000	$307,765,000	$91,180,000	$3,547,000	$314,471,000	$(420,939,000)	$448,593,000

Current liabilities	$—	$21,477,000	$21,075,000	$29,932,000	$37,108,000	$(39,650,000)	$69,942,000
Noncurrent liabilities	—	132,019,000	147,459,000	392,000	96,184,000	(149,009,000)	227,045,000
Equity (deficit)	152,569,000	154,269,000	(77,354,000)	(26,777,000)	181,179,000	(232,280,000)	151,606,000

Total liabilities and equity (deficit)	$152,569,000	$307,765,000	$91,180,000	$3,547,000	$314,471,000	$(420,939,000)	$448,593,000

TEMPUR-PEDIC INTERNATIONAL INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statement of Operations

For the Two Months Ended December 31, 2002

	Ultimate Parent		Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net sales	$		$21,578,000	$—	$12,282,000	$29,010,000	$(2,226,000)	$60,644,000
Cost of goods sold			15,491,000	(73,000)	5,031,000	19,588,000	(2,226,000)	37,811,000

Gross profit		—	6,087,000	73,000	7,251,000	9,422,000	—	22,833,000
Operating expenses		3,000	5,063,000	1,205,000	6,785,000	10,759,000	—	23,815,000

Operating income		(3,000)	1,024,000	(1,132,000)	466,000	(1,337,000)	—	(982,000)
Interest income (expense) net			(644,000)	(1,944,000)	(20,000)	(348,000)	—	(2,956,000)
Other income (loss)			2,116,000	420,000	(1,833,000)	628,000	—	1,331,000
Income taxes			584,000	(875,000)	—	931,000	—	640,000

Net income (loss)		$(3,000)	$1,912,000	$(1,781,000)	$(1,387,000)	$(1,988,000)	$—	$(3,247,000)

Condensed Consolidating Statement of Cash Flows

For the Two Months Ended December 31, 2002

	Ultimate Parent		Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)		$(3,000)	$1,912,000	$(1,781,000)	$(1,387,000)	$(1,988,000)	$—	$(3,247,000)
Non-cash expenses			(29,000)	(8,472,000)	(48,000)	7,826,000	—	(723,000)
Changes in working capital			(8,931,000)	12,729,000	1,411,000	11,146,000	—	16,355,000

Net cash provided by operating activities		(3,000)	(7,048,000)	2,476,000	(24,000)	16,984,000	—	12,385,000
Net cash used for investing activities			(354,000)	(7,000)	—	(1,498,000)	—	(1,859,000)
Net cash provided by financing activities		3,000	9,012,000	(2,267,000)	—	(10,968,000)		(4,220,000)
Effect on exchange rate changes on cash			—		—	596,000	—	596,000

Net increase (decrease) in cash and cash equivalents		—	1,610,000	202,000	(24,000)	5,114,000	—	6,902,000
Cash and cash equivalent at beginning of the of the year			(932,000)	407,000	—	6,277,000	—	5,752,000

Cash and cash equivalents at end of period	$		$678,000	$609,000	$(24,000)	$11,391,000	$—	$12,654,000

REPORT OF INDEPENDENT AUDITORS

To the Stockholder of

Tempur World, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheet of Tempur World, Inc. and Subsidiaries (the Company), Predecessor to Tempur-Pedic International Inc., as of October 31, 2002, and the related consolidated statements of income, stockholders’ equity and cash flows for the ten months ended October 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2001 and 2000 and for the years then ended were audited by other auditors who have ceased operations and whose report dated March 8, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tempur World, Inc. and Subsidiaries as of October 31, 2002, and the consolidated results of their operations and their cash flows for the ten months ended October 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3(k), in the accompanying consolidated financial statements the Company changed its method of accounting for goodwill.

As discussed above, the consolidated financial statements of the Company as of December 31, 2001 and 2000 and for the years then ended were audited by other auditors who have ceased operations. As discussed in Note 18 to the December 31, 2001 and 2000 consolidated financial statements, those consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets,” which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 18 in the December 31, 2001 and 2000 financial statements, included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company’s underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income. In our opinion, the disclosures for 2001 and 2000 in Note 18 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to the disclosures related to Note 18 to the December 31, 2001 and 2000 financial statements, and accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

ERNST & YOUNG LLP

Louisville, Kentucky

June 20, 2003

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

CONSOLIDATED BALANCE SHEET

As of October 31, 2002

October 31, 2002
ASSETS
Current Assets:
Cash and cash equivalents	$6,380,111
Accounts receivable, net of allowance for doubtful accounts of $2,076,972 as of October 31, 2002	43,265,575
Accounts receivable—related parties	143,064
Notes receivable—related parties	37,051
Inventories	37,482,475
Prepaid expenses and other current assets	2,333,029
Deferred income taxes	6,584,215

Total current assets	96,225,520
Land and buildings	44,508,777
Machinery and equipment	54,845,447
Construction in progress	2,779,515

102,133,739
Less: Accumulated depreciation	(26,467,118)

Property, plant and equipment, net	75,666,621
Goodwill, net of amortization of $2,449,924 as of October 31, 2002	16,166,722
Other intangible assets, net of amortization of $2,049,616 as of October 31, 2002	3,358,014
Deferred financing and other non-current assets, net	8,223,853

Total assets	$199,640,730

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$17,021,048
Accounts payable—related parties	166,899
Accrued expenses	25,699,534
Income taxes payable	2,373,701
Value added taxes payable	2,495,353
Current portion—long-term debt	10,758,161
Current portion—capital lease obligations	197,334

Total current liabilities	58,712,030
Long-term debt	78,058,324
Capital lease obligations	36,248
Deferred income taxes	5,437,017
Other long-term liabilities	2,171,240

Total liabilities	144,414,859
Commitments and contingencies (see Note 9)
Preferred stock, Series A, $1 par value, 1,100,000 shares authorized and 734,214 outstanding	15,331,032
Stockholders’ Equity:
Common stock, $.01 par value, 11,000,000 shares authorized, 9,000,034 shares issued and 7,383,082 shares outstanding as of October 31, 2002	90,000
Additional paid in capital	14,352,488
Retained earnings	54,624,879
Accumulated other comprehensive income	3,476,325
Less: Cost of 1,616,952 treasury shares at October 31, 2002	(32,648,853)

Total stockholders’ equity	39,894,839

Total liabilities and stockholders’ equity	$199,640,730

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

CONSOLIDATED STATEMENT OF INCOME

For the Ten Months Ended October 31, 2002

Net sales	$237,314,237
Cost of sales	110,228,149

Gross profit	127,086,088
Selling expenses	59,572,111
General and administrative expenses	26,135,602
Research and development expenses	985,615

Operating income	40,392,760
Other income (expense), net:
Interest income	291,003
Interest expense	(6,583,184)
Related party interest income (expense), net	(106)
Foreign currency exchange losses	(669,673)
Other expense, net	(1,053,774)

Total other expense	(8,015,734)

Income before income taxes	32,377,026
Income tax provision	12,435,997

Net income	$19,941,029

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the Ten Months October 31, 2002

	Common Stock		Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
	Shares	Amount
Balance, December 31, 2001	7,501,503	$90,000	$14,352,488	$35,921,593	$(30,313,848)	$(3,355,855)	$16,694,378
Net income plus other comprehensive income:
Net income				19,941,029			19,941,029
Foreign currency translation adjustments, net of tax						6,832,180	6,832,180

Net income plus changes in accumulated comprehensive income				19,941,029		6,832,180	26,773,209
Dividends on Preferred Stock				(1,237,743)			(1,237,743)
Purchases of Treasury Stock	(118,421)				(2,335,005)		(2,335,005)

Balance, October 31, 2002	7,383,082	$90,000	$14,352,488	$54,624,879	$(32,648,853)	$3,476,325	$39,894,839

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Ten Months Ended October 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$19,941,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,383,221
Amortization of deferred financing costs	1,115,608
Allowance for doubtful accounts	2,776,105
Deferred income taxes	(1,138,451)
Foreign currency adjustments	(3,886,896)
(Gain) loss on sale of equipment	267,992
Loss on asset impairment charge	1,621,345
Changes in operating assets and liabilities:
Accounts receivable—trade	(11,876,210)
Accounts receivable—related parties	212,090
Notes receivable—related parties	497,685
Inventories	(5,925,790)
Prepaid expenses and other current assets	653,784
Accounts payable—trade	2,989,560
Accounts payable—related parties	(200,469)
Accrued expenses and other	6,005,765
Value added taxes payable	116,070
Income taxes payable/receivable	(846,692)

Net cash provided by operating activities	22,705,746
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses	(709,650)
Purchases of property, plant and equipment	(9,175,336)
Proceeds from sales of property, plant and equipment	5,238,632

Net cash used for investing activities	(4,646,354)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	17,124,123
Proceeds from issuance of long-term debt—related party	413,764
Proceeds from issuance of notes payable—line of credit	2,903,421
Repayments of long-term debt	(33,045,949)
Repayments of long-term debt—related party	(1,714,806)
Repayments of notes payable—line of credit	(3,183,430)
Repayments of capital lease obligations	(310,410)
Payments of deferred financing costs	(2,054,203)
Proceeds from issuance of preferred stock, net	2,500,000
Purchases of treasury stock	(2,335,005)

Net cash used by financing activities	(19,702,495)
Net Effect Of Exchange Rate Changes On Cash:	485,048

Decrease in cash and cash equivalents	(1,158,055)
CASH AND CASH EQUIVALENTS, beginning of period	7,538,166

CASH AND CASH EQUIVALENTS, end of period	$6,380,111

The accompanying notes to consolidated financial statements are an integral part of this statement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the Ten Months Ended October 31, 2002

(1)    The Company

Tempur World, Inc. and Subsidiaries (Tempur World or the Company), a United States based multinational corporation incorporated in Delaware, is a majority owned subsidiary of Fagerdala Industri AB, a Swedish corporation. Fagerdala Industri AB is a majority-owned subsidiary of Fagerdala World Foams AB (Fagerdala), also a Swedish corporation. Tempur World manufactures, markets and sells advanced visco-elastic foam products including pillows, mattresses and other related products. The Company manufactures essentially all of its products at Dan Foam A/S, located in Denmark and Tempur Production USA, Inc., a new plant located in the United States. The Company sells its products in markets throughout the United States, Europe, Asia and other countries around the world and primarily extends credit based on the creditworthiness of its customers. The majority of the Company’s revenues are derived from sales to retailers and to retail consumers through its direct response business.

(2)    Business Combination

Pursuant to the Agreement and Plan of Merger dated as of October 4, 2002 (the Merger Agreement), on November 1, 2002, Tempur-Pedic International Inc. acquired Tempur World, Inc. The total acquisition price of Tempur World as of the closing date of the acquisition of Tempur World, Inc. (the “Tempur Acquisition”) was approximately $268,483,800, including $14,165,800 of transaction fees and expenses. The Tempur Acquisition was financed with approximately $146,638,700 in cash proceeds of newly issued Series A Convertible Preferred Stock and Class A Common Stock, $107,679,400 of incremental senior and mezzanine debt borrowings, net of approximately $5,751,900 of Tempur World’s cash. The Company also refinanced the $88,816,500 of existing debt obligations of Tempur World.

None of these effects have been reflected in the consolidated financial statements for the ten months ended October 31, 2002 as this transaction occurred subsequent to the date of these consolidated financial statements. This is the final consolidated financial statement of Tempur World, as the predecessor of Tempur-Pedic International.

(3)    Summary of Significant Accounting Policies

(a) Basis of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All subsidiaries, directly or indirectly, are wholly-owned. All material intercompany balances and transactions have been eliminated.

(b) Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, management makes its best estimate to accrue for certain costs incurred in connection with business activities such as warranty claims and sales returns, but the Company’s estimates of these costs could change materially.

(c) Foreign Currency Translation—Assets and liabilities of non-United States subsidiaries, whose functional currency is the local currency, are translated at year-end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries is reflected as a separate component of stockholders’ equity. Foreign currency transaction gains and losses are reported in results of operations.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d) Financial Instruments and Hedging—Within the normal course of business, the Company uses derivative financial instruments principally to manage the exposure to changes in the value of certain foreign currency denominated assets and liabilities of its Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged.

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of the financial instruments, including derivatives and long-term debt, standard market conventions and techniques including available market data and discounted cash flow analysis are used to determine fair value.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the short-term maturity of those instruments. The carrying amounts of preferred stock and long-term debt approximate the fair market value for instruments with similar terms as of October 31, 2002.

(e) Revenue Recognition—In accordance with SEC Staff Accounting Bulletin 101, the Company recognizes sales of its products when the products are shipped to customers and the risks and rewards of ownership are transferred. The Company does not require collateral on sales made in the normal course of business. Deposits made by customers are recorded as a liability and recognized as a sale when product is shipped. The Company had approximately $3,674,800 of deferred revenue included in Accrued expenses as of October 31, 2002.

The Company reflects all amounts billed to customers for shipping in Net sales and the costs incurred from shipping product in Cost of sales. Amounts included in Net sales for shipping and handling are approximately $9,552,900 in the ten months ended October 31, 2002. Amounts included in Cost of sales for shipping and handling are approximately $20,096,300 in the ten months ended October 31, 2002.

(f) Accrued Sales Returns—Estimated sales returns are provided at the time of sale based on historical sales returns. The Company allows product returns ranging from 90 to 120 days following a sale. Accrued sales returns are included in Accrued expenses in the accompanying Consolidated Balance Sheet. The Company had the following activity for sales returns for the ten months ended October 31, 2002 (approximated):

Balance as of December 31, 2001	$1,918,400
Amounts accrued	25,204,900
Returns charged to accrual	(23,488,300)

Balance as of October 31, 2002	$3,635,000

(g) Advertising Costs—The Company expenses all advertising costs as incurred except for production costs and advance payments which are deferred and expensed when advertisements run for the first time. Advertising costs charged to expense were approximately $37,003,000 during the ten months ended October 31, 2002.

The Company defers advertising costs on media advertising purchases where the Company is required to prepay for the advertising in advance. These costs are expensed the first time the media is run. In addition, the Company defers the prepayment of costs for direct response advertising. The Company amortizes the costs over approximately four months.

The amounts of advertising costs deferred and included in the Consolidated Balance Sheets as of October 31, 2002 were approximately $1,112,500.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(h) Cash and Cash Equivalents—Cash and cash equivalents consist of all liquid investments with initial maturities of three months or less.

(i) Inventories—Inventories are stated at the lower of cost or market, determined by the first-in, first-out method and consisted of the following (approximated):

October 31, 2002
Finished goods	$20,731,700
Work-in-process	4,599,400
Raw materials and supplies	12,151,400

$37,482,500

(j) Property, Plant and Equipment—Property, plant and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Buildings	25-30 years
Computer equipment	3-5 years
Leasehold improvements	4-7 years
Equipment	3-7 years
Office furniture and fixtures	5-7 years
Autos	3-5 years

Maintenance and repair costs are expensed as incurred, and expenditures for improvements are capitalized.

Leasehold improvements are amortized over the shorter of the life of the lease or seven years. Depreciation expense was approximately $9,691,900 for the ten months ended October 31, 2002.

Equipment held under capital leases is recorded at the fair market value of the equipment at the inception of the leases. Equipment held under capital leases are amortized over the shorter of their estimated useful lives or the term of the respective leases.

As of January 1, 2002, the Company adopted SFAS 142. Pursuant to the provisions of SFAS 142 the Company stopped amortizing goodwill as of January 1, 2002. During the second quarter of 2002, the Company completed the transitional impairment test required under SFAS 142. The initial step of the impairment test was to identify potential goodwill impairment by comparing the fair value of the Company’s reporting units to their carrying values including the applicable goodwill. These fair values were determined by calculating the discounted free cash flow expected to be generated by each reporting unit taking into account what the Company considers to be the appropriate industry and market rate assumptions. If the carrying value exceeded the fair value, then a second step was performed, which compared the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. As a result of the initial transitional impairment test, the Company determined that no goodwill impairment existed at January 1, 2002.

In addition to performing the required transitional impairment test on the Company’s goodwill, SFAS 142 required the Company to reassess the expected useful lives of existing intangible assets for which the useful life is determinable. The Company incurred no impairment charges as a result of SFAS 142 for intangibles with determinable useful lives, which are subject to amortization.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about the Company’s allocation of other intangible assets (approximated):

	As of October 31, 2002
	Gross Carrying Amount	Accumulated Amortization
Unamortized indefinite life intangible assets:
Bed Ex	$60,000	$—
Trademark and Other	96,600	—

Total	$156,600	$—

	As of October 31, 2002
	Life	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Tempur-Pedic Name	10	$1,722,000	$487,900
Customer List	10	861,000	244,000
Key Employees	3	746,200	704,700
Distribution Network	10	861,000	244,000
Nettway Fees, Other Trademarks and Misc	10	1,060,800	369,000

Total		$5,251,000	$2,049,600

Amortization expense for other intangibles was approximately $691,300 for the ten months ended October 31, 2002.

The changes in the carrying amount of goodwill for the ten months ended October 31, 2002 were (approximated):

Balance as of December 31, 2001	$15,357,000
Nettway Acquisition	721,300
Foreign currency translation adjustments	88,400

Balance as of October 31, 2002	$16,166,700

The goodwill has been allocated to the Domestic and International segments as follows:

Domestic	$7,003,900
International	$9,162,800

(l) Software—The Company expenses costs incurred in the preliminary project stage and, thereafter, capitalizes costs incurred in the developing or obtaining of internal use software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are subject to impairment evaluation in accordance with SFAS 144. Amounts capitalized for software are included in Machinery and equipment on the Consolidated Balance Sheet as of October 31, 2002.

(m) Warranties—The Company provides a 20-year warranty for United States sales and a 15-year warranty for non-United States sales on mattresses, each prorated for the last 10 years. The Company also provides 2-year to 3-year warranties on pillows. Estimated future obligations related to these products are provided by charges to operations in the period in which the related revenue is recognized. The Company has accrued the amounts

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

below as of October 31, 2002 related to warranty costs and is included within Accrued expenses on the accompanying Consolidated Balance Sheet (approximated):

Balance as of December 31, 2001	$3,323,900
Amounts accrued	2,646,200
Warranty charged to accrual	(3,090,000)

Balance as of October 31, 2002	$2,880,100

(n) Income Taxes—The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

In conjunction with the acquisition of Tempur World on November 1, 2002, Tempur-Pedic International repatriated approximately $44,200,000 from one of its foreign entities in the form of a loan that under applicable US tax principles is treated as a taxable dividend. In conjunction with the acquisition of Tempur World, Inc., Tempur-Pedic International has provided for the remaining undistributed earnings amounting to $9,961,900 as of October 31, 2002.

(o) Research and Development Expenses—Research and development expenses for new products are expensed as they are incurred.

(p) Stock-Based Compensation—The Company has adopted SFAS 123, “Accounting for Stock Based Compensation” (SFAS 123). In accordance with SFAS 123, the Company has elected to account for employee stock and option issuances under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25 no compensation expense is recognized in the statements of income for stock granted to employees and non-employee directors, if the exercise price at least equals the fair value of the underlying stock on the date of grant. The effects on net income of applying SFAS 123 for providing pro forma disclosure are not representative of the future effects on net income.

Stock options are granted under various stock compensation programs to employees (see Note (11)(a)). For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

The Company’s pro forma information in accordance with SFAS 123 is as follows:

Ten months ended October 31, 2002
Net income (as reported)	$19,941,000
Less: additional stock-based employee compensation, net of tax	399,900

Pro forma net income	$19,541,100

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q) Preferred Stock—The Company’s Preferred Stock has a maturity date of September 2011. Dividends on the shares of the Preferred Stock are cumulative and are accrued each month at an annual rate equal to 10% compounded quarterly. Each share of the Preferred Stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Preferred Stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Preferred Stock, all accrued and unpaid dividends on such converted shares will be cancelled. The Preferred Stock also has voting rights equal to the number of “as converted” Common Stock as defined. As discussed in Note (9)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

As of October 31, 2002, no shares of Series B preferred stock have been issued. The Series B preferred stock has a maturity date of September 12, 2009. Dividends on any issued and outstanding shares of the Series B stock are cumulative and accrued each month at an annual rate equal to 15%. Par value of Series B preferred stock is $1 per share. Each share of the Series B preferred stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Series B preferred stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Series B preferred stock, all accrued and unpaid dividends on such converted shares will be canceled. The Series B shares also have voting rights equal to the number of “as converted” Common Stock, as defined. As discussed in Note (9)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

As of October 31, 2002, no shares of Series C preferred stock have been issued. The Series C preferred stock has a maturity date of September 12, 2009. Dividends on any issued and outstanding shares of the Series C stock are cumulative and accrued each month at an annual rate equal to 15%. Par value of Series C preferred stock is $1 per share. Each share of the Series C preferred stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Series C preferred stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Series C preferred stock, all accrued and unpaid dividends on such converted shares will be cancelled. The Series C shares also have voting rights equal to the number of “as converted” Common Stock, as defined. As discussed in Note (9)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

(4)    New Accounting Standards

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (SFAS 145). SFAS 145 was effective January 1, 2003. SFAS 145 eliminates the required classification of gain or loss on extinguishment of debt as an extraordinary item of income and states that such gain or loss be evaluated for extraordinary classification under the criteria of Accounting Principles Board Opinion No. 30, “Reporting Results of Operations” (APB 30). SFAS 145 also requires sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions, and makes various other technical corrections to existing pronouncements. The Company is evaluating the impact of SFAS 145 on the financial statements.

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (SFAS 146). This statement nullifies Emerging Issues Task Force Issue 94-3 (Issue 94-3), “Liability

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity is recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity’s commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement 123” (SFAS 148), which was effective on December 31, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, it amends the disclosure requirements of SFAS 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method on reported results. The provisions regarding alternative methods of transition do not apply to the Company, which accounts for stock-based compensation using the intrinsic value method. The disclosure provisions have been adopted. See Note (11).

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The new guidance amends SFAS 133, (b) in connection with other Board projects dealing with financial instruments, and (c) regarding implementation issues raised in relation to the application of the definition of a derivative that contains financing components. The amendments set forth in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. The guidance is to be applied prospectively. We do not believe that the adoption of this Statement will have a significant impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new guidance requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003. Application of SFAS 150 to financial instruments that exist on the date of adoption should be reported through a cumulative effect of a change in an accounting principle by measuring those instruments at fair value or as otherwise required by SFAS 150. The company does not believe that the adoption of SFAS 150 will have a significant impact on the consolidated financial statements.

(5)    Restructurings and Disposals

As a result of a strategic review, the Company set forth a plan for the closure of Kruse Manufacturing, the German manufacturing subsidiary (“Kruse”). Approximately 27 job positions and related office staff reductions will be lost in connection with closing this operation. Consistent with SFAS 144, the Company evaluated long-lived assets for impairment and assessed their recoverability based upon anticipated undiscounted future cash flows. For the ten months ended October 31, 2002, the Company recorded non-cash impairment charges and wrote down the value of the long-lived assets by approximately $461,400. Net sales and Net loss for Kruse for the ten months ended October 31, 2002 were approximately $248,000 and $1,082,800, respectively.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)    Supplemental Cash Flow Information

Cash payments for interest and net cash payments for income taxes are as follows (approximated):

Ten months ended October 31, 2002
Interest	$5,381,700
Income taxes, net of refunds	$13,768,500

Non-cash investing and financing activities have been excluded as non-cash items from the consolidated statement of cash flows for the ten months ended October 31, 2002.

(7)    Long-term Debt

In September 2001, the Company obtained a total of $115,000,000 of secured debt financing (the “Debt”) under US and European term loans and long-term revolving credit facilities of which approximately $86,581,200 was drawn upon as of October 31, 2002. The secured debt financing under the United States facilities totaled $52,338,300 as of October 31, 2002 with a maximum borrowing of $15,000,000 on the revolver and $50,000,000 on the term loan. The secured debt financing under the European facilities totaled $34,242,900 as of October 31, 2002 with maximum borrowings of $15,000,000 on the revolver and $35,000,000 on the term loan. The Debt has a six-year maturity, bears interest at IBOR plus a specified margin ranging from 2.25% to 3.75% per annum with principal and interest payable quarterly. The United States Debt is secured by a first lien on substantially all of the Company’s United States assets and the European Debt is secured by a first lien on substantially all of the Company’s European assets. Certain fees and expenses paid directly by the Company in connection with the Debt refinancing are reflected as deferred financing costs and are included in Other assets in the Consolidated Balance Sheet as of October 31, 2002. These costs are being amortized to interest expense over the life of the Debt using the effective interest method. The refinancing contains installment mortgages for the manufacturing facilities as well as long-term revolving debt facilities to support continuing operations. The Debt is subject to certain financial covenants consisting primarily of minimum EBITDA (earnings before interest, taxes, depreciation and amortization, as defined) levels, interest coverage ratios, maximum leverage ratios and a limitation on capital expenditures, as defined. The Company was out of compliance with certain non-financial covenants as of October 31, 2002, but has obtained waivers from the lenders.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term debt at October 31, 2002, consisted of the following :

October 31, 2002
United States Term Loan payable to a lender, secured by substantially all company US assets, interest at LIBOR plus margin (5.57% as of October 31, 2002), principal and interest payments due quarterly through September 2007	$45,000,000
European Term Loan payable to a lender, secured by substantially all company European assets, interest at IBOR plus margin (5.57% as of October 31, 2002), principal and interest payments due quarterly through September 2007	30,141,000
United States Long-Term Revolving Credit Facility payable to a lender, secured by substantially all company US assets, interest at LIBOR plus margin (5.57% as of October 31, 2002), commitment through and due September 2007	7,338,300
European Long-Term Revolving Credit Facility payable to a lender, secured by substantially all company European assets, interest at IBOR plus margin (5.57% as of October 31, 2002), commitment through September 2007	4,101,900
Mortgages payable to a bank, secured by certain property, plant and equipment and other assets, bearing fixed interest at 4.0% to 5.1%	2,235,300

88,816,500
Less: Current portion	10,758,200

Long-term debt	$78,058,300

The Company’s long-term debt, including subsidiary debt, is scheduled to mature as follows:

Year Ending December 31,
2002	$2,519,500
2003	9,922,400
2004	14,159,600
2005	17,280,600
2006	18,315,200
2007	14,807,700
Thereafter	11,811,500

Total	$88,816,500

At October 31, 2002 the Company had outstanding letters of credit of $2,280,411. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

(8)    Consumer Credit Arrangements

The Company refers customers seeking extended financing, to certain third party financiers (the Card Servicers). The Card Servicers, if credit is granted, establish the interest rates, fees and all other terms and conditions of the customer accounts based on their evaluation of the credit worthiness. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from the Company. In connection with customer purchases financed under these arrangements, the Card Servicer pays the Company an amount equal to the total amount of such purchases, net of a non-refundable financing fee as well as an interest bearing holdback of 20% (to be released upon ultimate collection) of certain amounts financed with recourse

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under the program. The amounts financed and uncollected with recourse to the Company is approximately $233,700 included in Accounts receivable, as of October 31, 2002.

(9)    Commitments and Contingencies

(a) Lease Commitments—The Company’s subsidiaries lease certain property, plant and equipment under noncancellable capital lease agreements expiring at various dates through 2005. Such leases also contain renewal and purchase options. The Company leases space for its corporate headquarters and a retail outlet under operating leases which calls for annual rental payments due in equal monthly installments. Operating lease expenses were approximately $1,578,800 for the ten months ended October 31, 2002.

Future minimum lease payments at October 31, 2002 under these non-cancelable leases are as follows:

	Capital Leases	Operating Leases
Year Ended December 31:
2002	$4,700	$315,800
2003	30,300	2,293,600
2004	28,000	1,777,800
2005	3,200	1,449,400
2006		1,154,900
Thereafter		2,776,900

	66,200	$9,768,400

Less amount representing interest	—

Present value of minimum lease payments	$66,200

(b) Minority Shareholder Put Right—Under the terms of the Preferred Stock transaction certain minority shareholders owning common stock of the Company may exercise put rights, subject to Board of Director approval, as provided for in the Securities Purchase Agreement after April 1, 2004 for a period of 30 days as defined in the agreement. Except for certain provisional changes, within 60 days of notice, the Company is required to purchase all shares subject to the put from the shareholders. The purchase price is calculated based on the relative ownership interests of the exercising shareholders and a determination of the fair market value, as defined, of the Company at that time. The purchase price is required to be paid in cash unless prohibited by restriction from the debt and equity agreements in which case it will be paid in additional shares of preferred stock. The exercise of these put rights are subordinate to the Preferred Shareholders put rights (Note 9(c)).

In addition, any holder of preferred stock may redeem held shares of Preferred Stock if there is a change of control, as defined in the agreement, at a purchase price which is the higher of the purchase price under the put or the price to be received due to a change of control, assuming the conversion of all convertible securities into shares of Company common stock.

(c) Preferred Stockholder Put Right—Under the terms of the Amended and Restated Stockholders Agreement, certain Preferred Stockholders of the Company may exercise put rights as provided for in the agreement after April 1, 2004 for a period of 30 days or upon certain Events of Default as defined in the Securities Purchase Agreement period. Except for certain provisional changes, within 60 days of notice, the Company is required to purchase all shares subject to the put from the shareholders. The purchase price is calculated based on the greater of i) the liquidation value of such preferred shares plus all accrued and unpaid

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

dividends, and ii) the aggregate common share put price assuming conversion to common stock in accordance with the amended Certificate of Incorporation of the Company. The purchase price is required to be paid in cash unless it is prohibited by restriction from the Company’s agreements with its lenders in which case it will be paid in additional shares of preferred stock.

If any portion of the repurchase price is not paid in cash, then, each month after the closing of the put right, the Company is required to issue to certain preferred shareholders Common Stock Purchase Warrants equal to one percent of the aggregate number of shares of common stock (assuming the conversion of all convertible securities) times the ratio of the aggregate repurchase price not paid in cash to the total repurchase price.

In addition, any holder of Preferred Stock may require the Company to redeem all shares of Preferred Stock if there is a change of control, as defined, at a purchase price that is the higher of the purchase price under the put right or the price to be received due to a change of control, assuming the conversion of all convertible securities into shares of Company common stock.

(d) Stock Buy-Backs—The Company, certain redeeming common stock shareholders of the Company and certain investors in Preferred Stock of the Company have entered into a Stock Redemption Agreement which provides for the sale and purchase, as the case may be, by the redeeming shareholders and the investors at a nominal price, of sufficient Preferred Stock which will cause the Internal Rate of Return, as defined, of such shares to be within a range as specified in the agreement.

Such sales and purchases are permitted upon the sale or transfer by certain investors of more than 50% of the securities such investors purchased under the Securities Purchase Agreement, the exercise by such investors of a put right, a liquidation, dissolution, merger, consolidation or sale of all or substantially all assets or stock of the Company to a third party, the first public sale of securities by such investor, or the first anniversary of the termination of any applicable restrictive “lock-up” period as defined in the agreement.

Upon such an event, Fagerdala Industri AB (Note (1)), has the right to purchase from the Company a number of common shares in the same proportion to the proportion of shares being repurchased by each redeeming shareholder to the shares each such redeeming shareholder owned prior to redemption.

(e) Litigation—The Company is party to various legal proceedings generally incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon the financial condition of the Company or results of operations at Tempur-Pedic International.

(10)    Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company has entered into forward foreign exchange contracts. Gains and losses on these contracts generally offset losses and gains on the applicable Subsidiary’s foreign currency receivables and foreign currency debt.

The Company does not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor does it hedge exposure related to anticipated transactions.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in Other income, net). The contracts held by the Company are denominated in US dollars, British Pound Sterling and Japanese Yen each against the Danish Krone.

The Company had derivative financial instruments with a notional value of approximately $11,059,400 and an initial value in excess of fair value of approximately $22,300 included in Foreign exchange payable on the Consolidated Balance Sheet as of October 31, 2002. The foreign exchange loss on derivative financial instruments for the ten month period ended October 31, 2002 of approximately $784,100 is included in the consolidated statement of income.

A sensitivity analysis indicates that a 10% adverse movement in the United States dollar to Danish Krone exchange rates at October 31, 2002 would incur losses for the Company of approximately $714,200 on foreign currency forward contracts outstanding at October 31, 2002. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged.

(11)    Stock-Based Compensation Plan

(a) Stock Options—The Company adopted the Tempur World, Incorporated 2000 Stock Option Plan (“Stock Option Plan”) to provide grants of options to purchase shares of common stock to certain key employees. Options granted under the Stock Option Plan are non-qualified and are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant, except for a single grant issued to one individual for which compensation expense was recorded. The fair market value is based on acceptable valuation methodologies and is approved by Board of Directors. Options granted under the Stock Option Plan generally vest in increments of 25% per year over a four year period on the yearly anniversary date of the grant and may be exercised up to six years from the grant date and five years from the date of grant for any shareholders who own 10% or more of the shares of Company common stock outstanding. As of October 31, 2002, 207,229 options were exercisable. The total number of shares of common stock subject to issuance under the Stock Option Plan may not exceed 10% of the authorized share capital, which was 1,000,000 shares as of October 31, 2002 subject to certain adjustment provisions.

The following table summarizes information about stock options outstanding as of October 31, 2002:

	Shares	Exercise Price Weighted Average
December 31, 2001	292,848	$23.44

Granted	147,000	21.11
Exercised	—	—
Terminated	(20,348)	20.10

October 31, 2002	419,500	$23.63

Options outstanding at October 31, 2002 had exercise prices ranging from $21.11-$27.71 per share and expire between January 1, 2005 and January 1, 2008. The weighted average fair value at date of grant for options granted during 2002 was $7.05. The weighted-average remaining contractual life is 4 years.

(b) Stock Based Compensation—Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for its stock options granted under the fair value method of SFAS 123 (see Note (3)(p)), “Accounting Policies—Stock-Based Compensation”). The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

2002
Expected life of option, in years	5-6 years
Risk-free interest rate	4.34%
Expected volatility of stock	25%
Expected dividend yield on stock	0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of similar traded options, and changes in the subjective input can materially affect the fair value estimate.

(12)    Income Taxes

The provision for income taxes for the ten months ended October 31, 2002 consisted of the following (approximated):

Ten months ended October 31, 2002
Current provision
Federal	$2,399,700
State	1,026,800
Foreign	9,709,300

Total current	13,135,800

Deferred benefit
Federal	(169,200)
State	(16,700)
Foreign	(513,900)

Total deferred	(699,800)

Total provision for income taxes	$12,436,000

The provision for income taxes includes federal and state income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities. The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws.

The Company has established a valuation allowance for net operating loss carryforwards (NOLs), certain contribution carryovers relates to United States charitable donations and certain other timing differences related to some of its foreign operations. The Company’s foreign NOLs were approximately $14,490,500 at October 31, 2002 that expire at various dates through 2012. Management believes that, based on a number of

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

factors, the available objective evidence creates sufficient uncertainty regarding the realizability of these NOLs and certain other timing differences related to some of its foreign operations. The Company believes that it is more likely than not that its tax assets (other than those related to some of its foreign operations) are realizable based on the level of future reversing taxable temporary differences and on historically profitable operations, which the Company believes are more likely than not to continue into the future to the extent necessary to assure realization of recorded deferred tax assets. However, there can be no assurance that such assets will be realized if circumstances change.

The effective income tax provision differs from the amount calculated using the statutory United State federal income tax rate, principally due to the following:

	Ten months ended October 31, 2002
	Amount	Percentage of Income Before Taxes
Statutory United States federal income tax	$11,325,800	35.0%
State income taxes, net of federal benefit	717,800	2.2
Foreign tax differential	(941,300)	(2.9)
Change in valuation allowance	2,846,100	8.8
Foreign tax credit	(1,560,900)	(4.8)
Subpart F income	243,600	0.8
Permanent and other	(195,100)	(0.6)

Effective income tax provision	$12,436,000	38.5%

Subpart F income represents interest and royalties earned by a foreign subsidiary. Under the Internal Revenue Code, such income is taxable to Tempur World, Inc. as if, in effect, earned directly by Tempur World, Inc.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net deferred tax asset and liability recognized in the consolidated balance sheet as of October 31, 2002 consists of the following:

October 31, 2002
Deferred tax assets:
Contribution carryover	$2,181,800
Foreign tax credit	1,560,900
AMT credit	91,400
Start up costs	45,900
Inventories	3,117,400
Net operating losses	3,784,800
Land and buildings	757,800
Accrued expenses and other	1,905,900

Total deferred tax assets	13,445,900
Valuation allowances	(7,125,600)

Net deferred tax assets	6,320,300

Deferred tax liabilities:
Depreciation	(3,355,700)
Intangible assets	(1,817,500)

Total deferred tax liabilities	(5,173,200)

Net deferred tax liability	$1,147,100

(13)    Major Customers

Five customers accounted for approximately 24% of sales for the ten months ended October 31, 2002, one of which accounted for approximately 10% of sales all of which was sold in the Domestic Segment. These same customers also accounted for approximately 16% of accounts receivable as of October 31, 2002. The loss of one or more of these customers could have a material adverse effect on the Company.

(14)    Benefit Plan

A subsidiary of the Company has a defined contribution plan whereby eligible employees may contribute up to 15% of their pay each year to the plan subject to certain limitations as defined by the Plan. Employees are eligible to receive matching contributions at the start of employment with the Company. The Plan provides a 100% match of the first 3% and 50% of the next 2% on eligible employee contributions and eliminated the vesting period such that matching contributions vest immediately. The Company incurred approximately $115,900 of expenses associated with the defined contribution plan for the ten months ended October 31, 2002.

(15)    Related Party Transactions

The Company has transactions with certain Fagerdala subsidiaries which are considered related parties due to common control or ownership. These agreements were necessitated by the utilization of the Fagerdala distribution network to sell the Tempur related products.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the merger, on December 31, 1999, the Company executed a binding letter of intent with Fagerdala to provide for the termination or modification of the major existing related agreements as described below:

Consulting and Service Support Agreements—Effective January 1, 2001, Ashfield Consultancy Ltd. (“ACL”), an affiliate, will provide the following services to the Company: (i) establishing new markets for the products of the Company (ii) establishing a distribution network for the products of the Company (iii) development of new products and (iv) providing office space, office equipment and related services to accomplish the aforementioned services. In consideration of the services provided above, the Company agrees to pay ACL an annual fee of approximately $880,000 plus office costs, payable monthly at the beginning of each month. The term of this agreement is for one year and is renewable annually.

As some of the Company’s operations are leasing office and warehouse space and receive some administrative services from Fagerdala personnel, the Company is in the process of finalizing a standard administrative services contract for those operations. The amounts charged for rent, use of equipment and administrative support are be based on management’s estimate of prevailing arms-length pricing in the location of the operations.

Sales to and purchases from the affiliated entities are primarily for product and are priced according to pricing applicable to third-party customers. Interest income and expense are charged on outstanding note and trade accounts based on management’s estimate of prevailing market rates of interest at the time of the obligations. Management fee income and expense are charged for shared services at certain of the subsidiary locations based on management’s estimate of prevailing market conditions in the country of operation. The total amounts reported in the consolidated financial statements as of October 31, 2002 are approximately as follows:

As of October 31, 2002:
Accounts receivable	$143,000
Accounts payable	166,900
Notes receivable, interest rate of 8%	37,000

For the Ten Months Ended October 31, 2002:
Related party sales	$4,200
Related party purchases	605,000
Interest income	21,300
Interest expense	21,400
Management fee expense	127,500
Ashfield Consulting Agreement	1,183,800

(16)    Segment Disclosures

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information,” established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and assessing performance. The Company operates in two business segments: Domestic and International. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Beginning in 2002, following the opening of the United States manufacturing facility, the Company changed the reporting structure from a single segment to Domestic and International operating segments. This change was consistent with the Company’s ability to monitor and report operating results in these segments. The Domestic segment consists of the United States manufacturing facility whose customers include the United States distribution subsidiary and certain North American third party distributors. The International segment consists of the manufacturing facility in Denmark whose customers include all of the distribution subsidiaries and third party distributors outside the Domestic segment. The Company evaluates segment performance based on Operating income.

The following table summarizes segment information:

Ten months ended October 31, 2002
Revenues from external customers:
Corporate	$—
Domestic	131,399,000
International	105,916,000

$237,315,000

Intercompany sales:
Corporate	$—
Domestic	—
International	(16,677,000)
Intercompany eliminations	16,677,000

$—

Operating income:
Corporate	$(3,249,000)
Domestic	22,104,000
International	21,538,000

$40,393,000

Depreciation and amortization:
Corporate	$1,352,000
Domestic	3,444,000
International	5,587,000

$10,383,000

Total assets:
Corporate	$54,195,000
Domestic	123,615,000
International	137,060,000
Intercompany eliminations	(115,229,000)

$199,641,000

Capital expenditures:
Corporate	$120,000
Domestic	3,362,000
International	5,693,000

$9,175,000

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth net sales by significant product group:

Ten Months Ended October 31, 2002
Mattresses	$124,781,000
Pillows	72,396,000
All other	40,138,000

$237,315,000

The Domestic segment purchases certain products produced by the Danish manufacturing facility included in the International segment and sells those products to Domestic segment customers. The profits from these sales amounting to approximately $3,341,000 for the ten months ended October 31, 2002, are allocated to operating income in the domestic segment. Although these transactions are reported in the Domestic segment, the profit from these sales remain in the international segment for statutory purposes.

(17)    Condensed Consolidating Financial Information

Certain unsecured debt obligations (Senior Subordinated Notes) will be issued by Tempur-Pedic, Inc. and Tempur Production USA, Inc. (the Issuers). The Senior Subordinated Notes are unsecured senior subordinated indebtedness of the Issuers and are fully and unconditionally and joint and severally guaranteed on an unsecured senior subordinated basis by the Issuers’ Ultimate Parent, Tempur-Pedic International (Successor to Tempur World) and two intermediate parent corporations (referred to as the Combined Guarantor Parents) and all of Tempur-Pedic International’s (Successor to Tempur World) current and future domestic subsidiaries (referred to collectively as the Combined Guarantor Subsidiaries), other than the Issuers. The Issuers and subsidiary guarantors are indirectly 100% owned subsidiaries of the Combined Guarantor Parents and the subsidiary guarantors are 100% owned subsidiaries of the Issuers. The foreign subsidiaries (referred to as Combined Non-Guarantor Subsidiaries in the accompanying financial information) represent the foreign operations of the Company and will not guarantee this debt. The following financial information presents condensed consolidating balance sheets, statements of operations and statements of cash flows for the ten months ended October 31, 2002 for the Combined Guarantor Parents, Issuers and their Subsidiary Guarantors and Combined Non-Guarantor Subsidiaries.

Condensed Consolidating Balance Sheet

As of October 31, 2002

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor	Consolidating Adjustments	Consolidated
Current assets	$—	$47,085,000	$2,372,000	$2,659,000	$84,507,000	$(40,397,000)	$96,226,000
Property, plant and equipment, net	—	33,238,000	448,000	1,387,000	40,594,000	—	75,667,000
Other noncurrent assets	—	39,246,000	51,376,000	—	11,957,000	(74,831,000)	27,748,000

Total assets	$—	$119,569,000	$54,196,000	$4,046,000	$137,058,000	$(115,228,000)	$199,641,000

Current liabilities	$—	$28,871,000	$10,756,000	$29,008,000	$30,470,000	$(40,393,000)	$58,712,000
Noncurrent liabilities	—	48,881,000	28,197,000	427,000	35,455,000	(27,257,000)	85,703,000
Redeemable preferred stock	—	—	15,331,000	—	—	—	15,331,000
Equity (deficit)	—	41,817,000	(88,000)	(25,389,000)	71,133,000	(47,578,000)	39,895,000

Total liabilities and equity (deficit)	$—	$119,569,000	$54,196,000	$4,046,000	$137,058,000	$(115,228,000)	$199,641,000

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to Tempur-Pedic International Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statement of Operations

For the Ten Months Ended October 31, 2002

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net Sales	$—	$86,730,000	$—	$44,669,000	$122,592,000	$(16,677,000)	$237,314,000
Cost of goods sold	—	46,997,000	(293,000)	19,850,000	60,351,000	(16,677,000)	110,228,000

Gross profit	—	39,733,000	293,000	24,819,000	62,241,000	—	127,086,000
Operating Expenses	—	20,598,000	3,542,000	25,191,000	37,363,000		86,694,000

Operating Income	—	19,135,000	(3,249,000)	(372,000)	24,878,000	—	40,392,000
Interest income (expense) net	—	(2,599,000)	(1,603,000)	(79,000)	(2,011,000)		(6,292,000)
Other income (loss)	—	7,015,000	(819,000)	(6,907,000)	(1,013,000)		(1,724,000)
Income Taxes	—	6,599,000	(3,359,000)	—	9,195,000		12,435,000

Net income (loss)	$—	$16,952,000	$(2,312,000)	$(7,358,000)	$12,659,000	$—	$19,941,000

Condensed Consolidating Statement of Cash Flows

For the Ten Months Ended October 31, 2002

	Ultimate Parent	Combined Issuer Subsidiaries	Combined Guarantor Parents	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Consolidating Adjustments	Consolidated
Net income (loss)	$—	$16,952,000	$(2,312,000)	$(7,358,000)	$12,659,000	$—	$19,941,000
Non-cash expenses	—	4,637,000	3,190,000	482,000	2,829,000	—	11,138,000
Changes in working capital	—	(13,689,000)	1,531,000	8,203,000	(4,418,000)	—	(8,373,000)

Net cash provided by operating activities	—	7,900,000	2,409,000	1,327,000	11,070,000	—	22,706,000
Net cash used for investing activities	—	(1,269,000)	(120,000)	(1,363,000)	(1,895,000)	—	(4,647,000)
Net cash provided by financing activities	—	(8,900,000)	(1,889,000)	—	(8,913,000)		(19,702,000)
Effect on exchange rate changes on cash	—	—	—	—	485,000	—	485,000

Net increase (decrease) in cash and cash equivalents	—	(2,269,000)	400,000	(36,000)	747,000	—	(1,158,000)
Cash and cash equivalents at beginning of the year	—	2,001,000	7,000	36,000	5,494,000	—	7,538,000

Cash and cash equivalents at end of period	$—	$(268,000)	$407,000	$—	$6,241,000	$—	$6,380,000

Arthur Andersen LLP Has Not Reissued This Report As Arthur Andersen LLP Ceased Operations In

August 2002.

The Following Report Is A Copy of the Previously Issued Arthur Andersen LLP Report

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of

Tempur World, Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Tempur World, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Tempur World, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Louisville, Kentucky

March 8, 2002

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2001 and 2000

	Notes	2000*	2001
ASSETS
Current Assets:
Cash and cash equivalents	5h	$10,572,420	$7,538,178
Accounts receivable, net of allowance for doubtful accounts of $817,461 and $536,715 as of December 31, 2001 and 2000, respectively	16	24,417,160	30,076,877
Accounts receivable—related parties	14	163,802	340,871
Notes receivable—related parties	14	123,362	549,985
Inventories	5i	23,690,457	29,394,130
Income taxes receivable	12	2,540,392	—
Prepaid expenses and other current assets		2,439,118	2,975,364
Deferred income taxes	12	2,836,159	2,569,123

Total current assets		66,782,870	73,444,528
Land and buildings		23,682,324	44,548,948
Machinery and equipment		26,042,537	49,710,474
Construction in progress		15,152,579	36,000

		64,877,440	94,295,422
Less: Accumulated depreciation		(9,376,801)	(16,384,103)

Property, plant and equipment, net	5j	55,500,639	77,911,319
Goodwill, net of amortization of $2,449,924 and $1,140,150 as of December 31, 2001 and 2000, respectively	5k	16,666,737	15,356,963
Other intangible assets, net of amortization of $1,358,467 and $679,233 as of December 31, 2001 and 2000, respectively	5k	4,371,967	3,692,733
Deferred financing costs and other non-current assets, net	4a	982,585	6,435,245

Total assets		$144,304,798	$176,840,788

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable		$14,598,199	$13,242,356
Accounts payable—related parties	14	30,428	347,286
Accrued expenses and other		15,593,249	21,211,466
Income taxes payable	12	160,003	2,830,572
Value added taxes payable		3,632,140	2,393,518
Notes payable—lines of credit	8a	34,632,601	184,109
Notes payable—related parties	14	3,360,661	1,286,848
Current portion—long-term debt	8b	8,587,005	9,207,718
Current portion—capital lease obligations	10a	530,618	225,300

Total current liabilities		81,124,904	50,929,173
Long-term debt	8b	21,646,821	94,960,088
Capital lease obligations	10a	316,182	159,299
Notes payable—related parties	14	2,089,830	—
Deferred income taxes	12	890,294	2,382,365

Total liabilities		106,068,031	148,430,925
Commitments and contingencies	10
Preferred stock, Series A, $1 par value, 1,100,000 shares authorized and 615,792 outstanding	4b	—	11,715,485
Stockholders’ Equity:
Common stock, $.01 par value, 11,000,000 shares authorized, 9,000,034 shares issued and 9,000,034 and 7,501,503 shares outstanding as of December 31, 2001 and 2000, respectively		90,000	90,000
Additional paid in capital		14,352,488	14,352,488
Retained earnings		24,409,684	35,921,593
Accumulated other comprehensive income		(615,405)	(3,355,855)

Less: Cost of 1,498,531 treasury shares at December 31, 2001	4b	—	(30,313,848)

Total stockholders’ equity		38,236,767	16,694,378

Total liabilities and stockholders’ equity		$144,304,798	$176,840,788

*	Reclassified to conform with 2001 presentation

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31, 2001 and 2000

	Notes	2000*	2001
Net sales	5e & 5f	$161,969,258	$221,514,514
Cost of sales		89,449,925	107,569,342

Gross profit		72,519,333	113,945,172
Selling expenses	5g	29,596,709	52,121,943
General and administrative expenses		19,303,208	30,188,677
Research and development expenses	5o	1,181,824	1,263,760

Operating income		22,437,592	30,370,792
Interest income		238,934	672,923
Interest expense		(2,433,265)	(7,299,445)
Related party interest income(expense), net		(30,931)	71,453
Foreign currency exchange losses	5d & 11	(1,098,960)	(906,169)
Other income, net		152,079	590,157

Total other expense		(3,172,143)	(6,871,081)

Income before income taxes		19,265,449	23,499,711
Income tax provision	12	6,687,649	11,642,323

Net income		$12,577,800	$11,857,388

*	Reclassified to conform with 2001 presentation

The accompanying notes to consolidated financial statements are an integral part of these statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

For the Years Ended December 31, 2001 and 2000

	Common Stock		Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total
	Shares	Amount
Balance, January 1, 2000	9,000,034	90,000	15,545,123	12,650,475	—	—	28,285,598
Net income plus other comprehensive income:
Net Income	—	—	—	12,577,800		—	12,577,800
Foreign currency translation adjustments, net of tax	—	—	—	—		(615,405)	(615,405)

Comprehensive income							11,962,395
Acquisition of assets and liabilities under common control	—	—	(1,192,635)	(818,591)		—	(2,011,226)

Balance, December 31, 2000	9,000,034	$90,000	$14,352,488	$24,409,684	—	$(615,405)	$38,236,767
Net income plus other comprehensive income:
Net Income				11,857,388			11,857,388
Foreign currency translation adjustments, net of tax						(2,740,450)	(2,740,450)

Comprehensive income							9,116,938
Dividends on preferred stock				(345,479)			(345,479)
Purchases of Treasury Stock	(1,498,531)				(30,313,848)		(30,313,848)

Balance, December 31, 2001	7,501,503	$90,000	$14,352,488	$35,921,593	$(30,313,848)	$(3,355,855)	$16,694,378

The accompanying notes to consolidated financial statements are an integral part of these statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2001 and 2000

	2000*	2001*
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$12,577,800	$11,857,388
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,002,215	10,051,321
Amortization of deferred financing costs	—	322,586
Allowance for doubtful accounts	3,289,814	3,000,112
Deferred income taxes	(1,538,195)	1,692,102
Foreign currency adjustments	1,098,960	1,582,289
Loss on sale of equipment	203,497	(52,666)
Changes in operating assets and liabilities:
Accounts receivable—trade	(15,433,753)	(9,906,051)
Accounts receivable—related parties	2,278,018	(195,929)
Notes receivable—related parties	(124,691)	(447,391)
Inventories	(6,913,361)	(7,543,032)
Prepaid expenses and other current assets	(826,691)	(644,600)
Accounts payable—trade	5,380,573	(781,699)
Accounts payable—related parties	30,761	336,080
Accrued expenses and other	171,435	6,132,600
Value added taxes payable	1,234,761	(1,095,044)
Income taxes payable/receivable	(6,305,650)	5,408,028

Net cash provided by operating activities	1,125,493	19,716,094
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net of cash acquired	310,049	—
Purchases of property, plant and equipment	(27,417,800)	(35,241,185)
Proceeds from sales of property, plant and equipment	93,450	379,448

Net cash used for investing activities	(27,014,301)	(34,861,737)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	9,894,682	128,068,125
Proceeds from issuance of long-term debt—related party	1,363,005	408,146
Proceeds from issuance of notes payable	32,485,038	23,150,679
Repayments of long-term debt	(1,522,971)	(51,788,106)
Repayments of long-term debt—related party	(3,238,087)	(4,280,322)
Repayments of notes payable	(4,379,418)	(57,408,243)
Repayments of capital lease obligations	—	(462,200)
Payments of deferred financing costs	(288,254)	(6,151,573)
Proceeds from issuance of preferred stock, net	—	11,370,006
Purchases of treasury stock	—	(30,313,848)

Net cash provided by financing activities	34,313,995	12,592,664
NET EFFECT OF EXCHANGE RATE CHANGES ON CASH:	(119,938)	(481,263)

Increase (decrease) in cash and cash equivalents	8,305,249	(3,034,242)
CASH AND CASH EQUIVALENTS, beginning of period	2,267,171	10,572,420

CASH AND CASH EQUIVALENTS, end of period	$10,572,420	$7,538,178

*	Reclassified to conform with 2001 presentation

The accompanying notes to consolidated financial statements are an integral part of these statements.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    The Company

Tempur World, Inc. and Subsidiaries (“Tempur World” or “the Company”), a US based multinational corporation incorporated in Delaware, is a majority owned subsidiary of Fagerdala Industri AB, a Swedish corporation. Fagerdala Industri AB is a majority-owned subsidiary of Fagerdala World Foams AB (“Fagerdala”), also a Swedish corporation. Tempur World manufactures, markets and sells advanced viscoelastic foam products including pillows, mattresses and other related products. The Company manufactures essentially all of its products at Dan Foam A/S, located in Denmark and Tempur Production USA, Inc., a new plant located in the United States (see Note (3)). The Company sells its products in markets throughout the United States, Europe, Asia and other countries around the world and primarily extends credit based on the creditworthiness of its customers. The majority of the Company’s revenues are derived from sales to retailers and to retail consumers through its direct response business.

The structure and operations of the Company as of December 31, 2001 are described in the following table:

Name	Ownership Structure and Nature of Operations	Date Acquired/ Formed
HOLDING COMPANIES

Tempur World, Inc.	Parent (Holding) company, US based, directly owns 100% of Tempur World Holding Company	At formation of Tempur World

Tempur World Holding Company, Inc.	Parent (Holding) company, US based, directly owns 100% of US distribution company, Tempur Production USA, Inc. and Dan Foam Holding Company A/S	July 25, 2001

Dan Foam Holding Company A/S	Holding company, Denmark based, directly owns 39.25% of Dan Foam A/S and indirectly owns 60.75% through its wholly-owned subsidiary, Dan Foam Holding AB also owns 100% of all other non-US distribution companies not directly owned by Dan Foam A/S	At formation of Tempur World

Dan Foam Holding AB	Holding company, Swedish based, directly owns 60.75% of Dan Foam A/S	At formation of Tempur World

DISTRIBUTION COMPANIES

Tempur-Pedic, Inc.	Distribution company, US based	At formation of Tempur World

Tempur UK, Ltd.	Distribution company, UK based	At formation of Tempur World

Tempur Yugen Kaisha. (“Japan”)	Distribution company, Japan based	At formation of Tempur World

Tempur do Brasil l.t.d.a. (“Brazil”)	Distribution company, Brazil based	At formation of Tempur World

Tempur Suomi OY (“Finland”)	Distribution company, Finland based	At formation of Tempur World

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name	Ownership Structure and Nature of Operations	Date Acquired/ Formed
Tempur Norge AS (“Norway”)	Distribution company, Norway based	At formation of Tempur World

Tempur Sverige AB (“Sweden”)	Distribution company, Sweden based	At formation of Tempur World

Tempur Schweiz AG (“Switzerland”)	Distribution company, Switzerland based	At formation of Tempur World

Tempur Holding GmbH. (“German Holding”)	Parent (Holding) company, Germany based, directly owns 100% of Tempur Deutschland GmbH, and Kruse Polstermöbel-System GmbH, newly restructured, formerly Tempur Germany	May 1, 2000, name change to Holding as part of restructuring.

Tempur Deutschland GmbH. (“Germany”)	Distribution company, Germany based, newly restructured	May 1, 2001

Tempur France SARL (“France”)	Distribution company, France based	May 3, 2000

Tempur Pedic Espana SA (“Spain”)	Distribution company, Spain based	May 1, 2000

Tempur Singapore Pte Ltd. (“Singapore”)	Distribution company, Singapore based	October 31, 2000

Tempur Italia Srl (“Italy”)	Distribution company, Italy based	December 14, 2000

Tempur South Africa (Proprietary) Limited Private Company (“South Africa”)	Distribution company, South Africa based	June 1, 2001

Tempur Benelux B.V. (“Netherlands”)	Distribution company, Netherlands based	August 3, 2001

MANUFACTURING COMPANIES

Dan Foam A/S	Manufacturing company, Denmark based, directly owns 100% of Tempur UK, Tempur Japan and Tempur Brazil	At formation of Tempur World

Tempur Production USA, Inc.	Manufacturing facility, US based, began operations in May 2001 (see Note (3))	April 19, 2000

Kruse Polstermöbel-System GmbH (“Kruse Manufacturing”)	Manufacturing company, Germany based, newly restructured	May 1, 2001

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)    New Company Formations and Restructurings

During 2001, the Company completed the following new company formations and restructurings:

On May 1, 2001, the Company restructured the Germany distribution and manufacturing companies under a holding company, Tempur Holding GmbH. The holding company owns 100% of Tempur Germany and Kruse Manufacturing. The holding company was the former Germany distribution company and the name was changed. A new distribution company was formed and the majority of the assets and certain liabilities from the old distribution company were transferred to the new company.

On June 1, 2001, the Company formed Tempur South Africa (Proprietary) Limited Private Company, a South Africa based distribution company and wholly-owned subsidiary of Dan Foam Holding Company A/S.

On August 3, 2001, the Company formed Tempur Benelux B.V., a Netherlands based distribution company and wholly-owned subsidiary of Dan Foam Holding Company A/S.

On July 25, 2001, the Company formed Tempur World Holding Company, Inc. as a wholly-owned subsidiary of Tempur World and acquired all of the direct and indirect subsidiary holdings of Tempur World in exchange for 100% of its stock.

(3)    US Manufacturing Facility

On May 16, 2000, the Company contracted with a US-based industrial contractor for construction of a US-based manufacturing facility and contracted with the engineering and design firm responsible for the design of the Dan Foam A/S manufacturing facility to develop the plans to complete the Company’s new manufacturing facility. The total cost to complete the facility was approximately $17,215,000, of which approximately $12,972,000 was incurred during 2000. The construction of the facility was completed during May 2001 and the facility was operational by June 2001. The Company financed the construction of the new facility with a combination of operating cash flows and temporary bank debt, which was financed as part of the Debt refinancing (see Note (4)(a)).

The above amounts include capitalized interest costs of $1,056,600 and $186,000 as of December 31, 2001 and 2000, respectively. These costs will be amortized on a straight-line basis over the estimated useful life of the facility. The new production equipment installed at the facility during 2001 cost approximately $18,005,000 and was financed with a combination of operating cash flows and temporary bank debt, which was financed as part of the Debt refinancing.

(4)    Debt Refinancing and Equity Transactions

(a) Debt Refinancing (see Note (8))—In September 2001, the Company obtained a total of $115,000,000 of secured debt financing (the “Debt”) under US and European term loans and long-term revolving credit facilities of which approximately $104,000,000 was drawn upon at the inception of the debt facility. The secured debt financing under the US facilities totaled $65,000,000 at date of inception with a maximum borrowing of $15,000,000 on the revolver and $50,000,000 on the term loan. The secured debt financing under the European facilities totaled $50,000,000 at date of inception with maximum borrowings of $15,000,000 on the revolver and $35,000,000 on the term loan. The Debt has a six-year maturity, bears interest at LIBOR plus a specified margin ranging from 2.25% to 3.75% per annum with principal and interest payable quarterly. The US Debt is secured by a first lien on substantially all of the Company’s US assets and the European Debt is secured by a first lien on substantially all of the Company’s European assets. The net proceeds from the Debt approximated $100,495,800 after deducting fees and expenses of approximately $3,598,500. Including certain fees and expenses paid directly by the Company in connection with the

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Debt refinancing, a total of $6,031,200 are reflected as deferred financing costs and are included in Other Assets on the Consolidated Balance Sheet as of December 31, 2001. These costs are being amortized to interest expense over the life of the Debt using the effective interest method. The Debt refinanced substantially all of the Company’s previously outstanding foreign and domestic debt facilities. The refinancing contains installment mortgages for the manufacturing facilities as well as long-term revolving debt facilities to support continuing operations. A portion of the proceeds were also used to repurchase some of the Company’s outstanding common stock (Note (4)(b)). The Debt is subject to certain financial covenants consisting primarily of minimum EBITDA (earnings before interest, taxes, depreciation and amortization, as defined) levels, interest coverage ratios, maximum leverage ratios and a limitation on capital expenditures, as defined. The Company was out of compliance with certain non-financial covenants as of December 31, 2001, but has obtained waivers from the lenders.

(b) Equity Transactions—Concurrent with the Debt refinancing, in September 2001, the Company sold a minority share of the Company through a preferred stock offering (the “Securities Purchase Agreement”). The Company’s Certificate of Incorporation was amended to authorize the 1,100,000 shares of Series A Preferred Stock, 2,200,000 shares of Series B preferred stock and 500,000 shares of Series C preferred stock. Under the terms of the transaction, the Company issued 615,792 shares of Series A Preferred Stock (the “Preferred Stock”) to the new shareholders at a price of approximately $21.11 per share for a total of $13,000,000. The net proceeds approximated $11,370,000 after deducting fees and expenses of approximately $1,630,000. In addition to the proceeds from the Preferred Stock, the Company used a portion of the proceeds from the Debt proceeds to repurchase 1,498,531 common shares at a price of approximately $21.11 per share for a total of approximately $31,635,000 from certain existing shareholders. The net repurchase approximated $30,313,900 after deducting fees and expenses of approximately $1,321,000 related to the marketing efforts for the Preferred Stock sale paid to the Company by the participating common stock shareholders. These shares were placed in Treasury Stock and are shown as a reduction of Stockholders’ Equity on the Consolidated Balance Sheet as of December 31, 2001.

The Preferred Stock has a maturity date of September 2011. Dividends on the shares of the Preferred Stock are cumulative and are accrued each month at an annual rate equal to 10% compounded quarterly. Each share of the Preferred Stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Preferred Stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Preferred Stock, all accrued and unpaid dividends on such converted shares will be cancelled. The Preferred Stock also has voting rights equal to the number of “as converted” Common Stock as defined. As discussed in Note (10)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

As of December 31, 2001, no shares of Series B preferred stock have been issued. The Series B preferred stock has a maturity date of September 12, 2009. Dividends on any issued and outstanding shares of the Series B stock are cumulative and accrued each month at an annual rate equal to 15%. Par value of Series B preferred stock is $1 per share. Each share of the Series B preferred stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Series B preferred stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Series B preferred stock, all accrued and unpaid dividends on such converted shares will be canceled. The Series B shares also have voting rights equal to the number of “as converted” Common Stock, as defined. As discussed in Note (10)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2001, no shares of Series C preferred stock have been issued. The Series C preferred stock has a maturity date of September 12, 2009. Dividends on any issued and outstanding shares of the Series C stock are cumulative and accrued each month at an annual rate equal to 15%. Par value of Series C preferred stock is $1 per share. Each share of the Series C preferred stock is convertible at the option of the holder thereof at any time into shares of Common Stock of the Company, par value $.01 per share, at a conversion price of $21.11 per share of Common Stock (equivalent to a conversion rate of approximately one share of Common Stock for each share of Series C preferred stock), subject to adjustment under certain conditions. In the event of the conversion of any shares of the Series C preferred stock, all accrued and unpaid dividends on such converted shares will be cancelled. The Series C shares also have voting rights equal to the number of “as converted” Common Stock, as defined. As discussed in Note (10)(c), the shares also contain certain put rights as provided for in the Securities Purchase Agreement.

(5)    Summary of Significant Accounting Policies

(a) Basis of Consolidation—The consolidated financial statements include the accounts of the Company and its subsidiaries. All subsidiaries, directly or indirectly, are wholly-owned. All material intercompany balances and transactions have been eliminated.

(b) Management’s Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. For example, management makes its best estimate to accrue for certain costs incurred in connection with business activities such as warranty claims and sales returns, but the Company’s estimates of these costs could change materially.

(c) Foreign Currency Translation—Assets and liabilities of non-US subsidiaries that operate in a local currency environment are translated to US dollars at year-end exchange rates. Goods and services payable in foreign currencies are recorded at the applicable exchange rates.

(d) Financial Instruments and Hedging—Within the normal course of business, the Company uses derivative financial instruments principally to manage the exposure to changes in the value of foreign currency denominated assets and liabilities of its Denmark manufacturing operations. Gains and losses are recognized currently in the results of operations and are generally offset by losses and gains on the underlying assets and liabilities being hedged.

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of the financial instruments, including derivatives and long-term debt, standard market conventions and techniques including available market data and discounted cash flow analysis are used to determine fair value.

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximate fair value because of the short-term maturity of those instruments. The carrying amounts of preferred stock and long-term debt approximate the fair market value for instruments with similar terms as of December 31, 2001 and 2000.

(e) Revenue Recognition—The Company recognizes sales of its products when the products are shipped to customers and the risks and rewards of ownership are transferred. Deposits made by customers are recorded as a

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

liability and recognized as a sale when product is shipped. The Company had approximately $2,643,000 and $1,653,000 of deferred revenue included in Accrued Expenses and Other as of December 31, 2001 and 2000, respectively.

In accordance with Emerging Issues Task Force (EITF) Issue 00-10, “Accounting for Shipping and Handling Fees and Costs”, the Company reflects all amounts billed to customers for shipping in Net Sales and the costs incurred from shipping product in Cost of Sales. Amounts included in Net Sales for shipping and handling are approximately $7,900,000 and $4,600,000 in 2001 and 2000, respectively. Amounts included in Cost of Sales for shipping and handling are approximately $19,600,000 and $12,500,000 in 2001 and 2000, respectively.

(f) Accrued Sales Returns—Estimated sales returns are provided at the time of sale based on historical sales returns. The Company allows returns for 90 to 120 days following a sale depending on the promotion. Accrued sales returns are in Accrued Expenses and Other in the accompanying Consolidated Balance Sheets. The Company had approximately $1,918,400 and $762,000 accrued as of December 31, 2001 and 2000, respectively.

(g) Advertising Costs—In accordance with Statement of Position No. 93-7, “Reporting on Advertising Costs”, the Company expenses all advertising costs as incurred except for production costs and advance payments which are deferred and expensed when advertisements run for the first time. Advertising costs charged to expense were approximately $31,459,300 and $20,748,200 during 2001 and 2000 respectively. The amounts of advertising costs deferred and included in the consolidated balance sheets as of December 31, 2001 and 2000 were approximately $533,500 and $35,900, respectively.

(h) Cash and Cash Equivalents—Cash and cash equivalents consist of all liquid investments with initial maturities of three months or less.

(i) Inventories—Inventories are stated at the lower of cost or market, determined by the first-in, first-out method, and consisted of the following (approximated):

	2000	2001
Finished goods	$16,588,000	$18,953,400
Work-in-process	3,962,700	3,229,500
Raw materials and supplies	3,139,800	7,211,200

	$23,690,500	$29,394,100

(j) Property, Plant and Equipment—Property, plant and equipment, carried at cost, are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Estimated Useful Life
Buildings	25 – 30 years
Computer equipment	3 – 5 years
Leasehold improvements	4 – 7 years
Equipment	3 – 7 years
Office furniture and fixtures	5 – 7 years
Autos	3 – 5 years

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leasehold improvements are amortized over the shorter of the life of the lease or seven years. Depreciation expense relating to property, plant and equipment was approximately $8,150,900 and $4,236,200 in 2001 and 2000, respectively.

At December 31, 2001 and 2000, the Company had machinery and equipment under capital leases included in property, plant and equipment of the following (approximated):

	2000	2001
Machinery and equipment	$2,696,500	$1,189,500
Accumulated depreciation	(1,948,400)	(908,900)

	$748,100	$280,600

The Company monitors current and anticipated future operating conditions for circumstances that may indicate potential asset impairments in accordance with SFAS 121, “Accounting for the Impairment of Long- Lived Assets and Long-Lived Assets to be Disposed of”. Management has determined that there are no events or circumstances that indicated that an impairment exists as of December 31, 2001. Management continues to monitor current and anticipated future operating conditions that may trigger potential asset impairments in accordance with SFAS 121.

(k) Goodwill and Other Intangible Assets—The Company amortizes goodwill and other intangible assets using the straight-line method over the estimated useful lives. Goodwill is amortized over 16 years, while other intangible assets are generally amortized over 10 years. The amortization expense relating to goodwill and other intangible assets was $1,900,400 and $1,766,000 in 2001 and 2000, respectively. At December 31, 2001, no events or circumstances existed warranting revisions to the lives or impairment of intangible assets for the Company. Management continues to monitor current and anticipated future operating conditions that may trigger potential asset impairments in accordance with SFAS 121.

(l) Software—The Company expenses costs incurred in the preliminary project stage and, thereafter, capitalizes costs incurred in the developing or obtaining of internal use software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are subject to impairment evaluation in accordance with SFAS 121. Amounts capitalized for software are included in Machinery and Equipment on the Consolidated Balance Sheets as of December 31, 2001 and 2000.

(m) Warranties—The Company provides a 20-year warranty on mattresses, the last 15 of which are on a prorated basis. Estimated future obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. The Company has accrued approximately $3,323,900 and $3,004,000 as of December 31, 2001 and 2000, respectively related to warranty costs and is included within Accrued expenses and other on the accompanying consolidated balance sheets.

(n) Income Taxes—The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In conjunction with the construction of the new US manufacturing facility, the Company repatriated approximately $1,500,000 from one of its foreign entities in the form of a loan to the US operations during 2000. Accordingly, the Company has provided for the additional taxes that it expects will be incurred.

Provisions have not been made for US income taxes or foreign withholding taxes on undistributed earnings of foreign subsidiaries other than as described above, as these earnings are considered indefinitely reinvested. Undistributed foreign earnings amounted to approximately $30,000,000 and $16,900,000 at December 31, 2001 and 2000, respectively. These earnings could become subject to US income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to the US parent company or a US subsidiary, or if the Company should sell its stock in the subsidiaries.

(o) Research and Development Expenses—Research and development expenses for new products are expensed as they are incurred.

(p) Reclassifications—Certain amounts reported in the consolidated balance sheet and consolidated statement of operations as of and for the year ended December 31, 2000 have been reclassified to conform to the December 31, 2001 presentation.

(6)    New Accounting Standards

Effective January 1, 2001, Tempur World adopted the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133” or “the Standard”) as amended by SFAS 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. This Standard, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities, including a requirement to recognize all derivatives at their fair value as either assets or liabilities in the balance sheet. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholder’s equity (as a component of comprehensive income, depending on whether the derivative is being used to hedge changes in fair value or cash flows). The adoption of SFAS 133 did not have any effect on Tempur World’s financial position or results of operations as it did not have derivatives at such date. See Note (11).

In July 2001, the Financial Accounting Standards Board issued SFAS 141, “Business Combinations”, and SFAS 142, “Goodwill and Other Intangible Assets”. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”.

The Company adopted the provisions of SFAS 142 effective January 1, 2002. Goodwill, all of which was acquired in the formation of Tempur World on January 1, 2000, continued to be amortized through the end of 2001. As of December 31, 2001, the Company has unamortized goodwill in the amount of $15,357,000 and unamortized identifiable intangible assets in the amount of approximately $3,692,700, all of which will be subject to the transition provisions of SFAS 142. Amortization expense related to goodwill was $1,262,700 and $1,085,600 for the years ended December 31, 2001 and 2000, respectively.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the transitional impairment evaluation, SFAS 142 requires the Company to perform an assessment of whether there is an indication that goodwill and other intangible assets are impaired as of January 1, 2002. The Company has completed the first step assessment of goodwill impairment and has determined that the carrying amount of the Company’s reporting unit does not exceed the fair value of the reporting unit as defined by SFAS 142 and no transitional impairment losses are required to be recognized.

Beginning January 1, 2002, the Company is no longer recording amortization expense related to goodwill.

In August 2001, the FASB issued SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement supercedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and the accounting and reporting provisions for APB Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. We will adopt the provisions of SFAS 144 as of January 1, 2002, and we are currently evaluating the impact SFAS 144 may have on our financial position and results of operations.

(7)    Supplemental Cash Flow Information

Cash payments for interest and net cash payments for income taxes are as follows (approximated):

	2000	2001
Interest, net of capitalized interest	$2,804,800	$6,464,900
Income taxes, net of refunds	14,907,300	5,256,900

Non-cash investing and financing activities have been excluded as non-cash items from the consolidated statement of cash flows for the year ended December 31, 2001. Total non-cash activity for the year was primarily related to the refinancing of the Germany distribution facility of approximately $2,058,900 through the refinancing of the related party notes payable with a third party bank.

(8)    Debt

(a) Credit Facilities and Refinanced Facilities

One of the Company’s subsidiaries has a line of credit facility with a bank with an aggregate borrowing capacity of $237,100. As of December 31, 2001, the total amount outstanding on this facility was approximately $184,100. This facility is secured by a letter of credit.

During 2001, the Company had a working capital line of credit agreement (Working Capital Credit Facility) with an original maturity date of November 2, 2001, which allowed maximum borrowings of $3,000,000. At December 31, 2000, the Working Capital Credit Facility is presented as a current liability in the accompanying balance sheet within the line item Notes Payable—Lines of Credit and had an outstanding balance of $2,207,800. Additionally, the Company also had lines of credit with three banks maturing during 2001 with allowable maximum borrowings of approximately $35,465,800. As of December 31, 2000, the lines of credit had outstanding balances of $32,424,800 with floating interest rates based on prevailing short-term interest rates in the country of origin at a weighted average rate of 5.95% as of December 31, 2000. These credit facilities were refinanced in September 2001 as part of the Debt refinancing transaction (Note (4)(a)).

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Long-term Debt—Long-term debt (see also Note (4)(a)) for the Company’s subsidiaries at December 31, 2001 and 2000, consisted of the following (approximated):

	2000	2001
US Term Loan payable to a lender, secured by substantially all company US assets, interest at LIBOR plus margin (6.25% as of December 31, 2001), principal and interest payments due quarterly through September 2007.	$—	$48,750,000

European Term Loan payable to a lender, secured by substantially all company European assets, interest at IBOR plus margin (6.84% as of December 31, 2001), principal and interest payments due quarterly through September 2007.	—	34,125,000

US Long-Term Revolving Credit Facility payable to a lender, secured by substantially all company US assets, interest at LIBOR plus margin (6.25% as of December 31, 2001), commitment through and due September 2007.	—	12,488,300

European Long-Term Revolving Credit Facility payable to a lender, secured by substantially all company European assets, interest at IBOR plus margin (6.56% as of December 31, 2001), commitment through September 2007.	—	6,830,100

Mortgages payable to a bank, secured by certain property, plant and equipment and other assets, bearing fixed interest at 4.0% to 5.1%. Reported as Related Party Notes Payable as of December 31, 2000 (see Note 14).	—	1,974,400

Notes payable to various banks, secured by certain assets, bearing fixed interest at 4.24% to 7.61%, refinanced in connection with the Debt refinancing in September 2001.	14,435,500	—

Mortgages payable to various banks, secured by certain property, plant and equipment and other assets, bearing fixed interest at 5.44% to 20.6%, refinanced in connection with the Debt refinancing in September 2001.	9,303,700	—

Construction note payable to a bank, secured by land and building, interest at bank prime plus 1% (10.5% at December 31, 2000), refinanced in connection with the Senior Debt refinancing in September 2001.	6,494,600	—

	30,233,800	104,167,800

Less: Current portion	8,587,000	9,207,700

Long-term debt	$21,646,800	$94,960,100

The Company’s long-term debt, including subsidiary debt, are scheduled to mature as follows (approximately):

Year Ending December 31,
2002	$9,207,700
2003	9,805,600
2004	14,055,600
2005	17,193,500
2006	18,239,500
Thereafter	35,665,900

Total	$104,167,800

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9)    Consumer Credit Arrangements

During 2001 the Company entered into an agreement with third party financiers (the “Card Servicer”) to provide financing for the customers. The Company refers customers, seeking extended financing, to the Card Servicers. The Card Servicers, if credit is granted, establish the interest rates, fees and all other terms and conditions of the customer accounts based on their evaluation of the credit worthiness. As the receivables are owned by the Card Servicers, at no time are the receivables purchased or acquired from the Company. In connection with customer purchases, financed under these arrangements, the Card Servicer pays the Company an amount equal to the total amount of such purchases, net of a non-refundable financing fee as well as an interest bearing holdback of 20% (to be released upon ultimate collection) of certain amounts financed with recourse under the program. The total amounts financed and uncollected under the program is approximately $2,038,200, included in Accounts Receivable, as of December 31, 2001.

(10)    Commitments and Contingencies

(a) Lease Commitments—The Company’s subsidiaries lease certain property, plant and equipment under noncancellable capital lease agreements expiring at various dates through 2005. Such leases also contain renewal and purchase options. The Company leases space for its corporate headquarters and a retail outlet under operating leases which calls for annual rental payments due in equal monthly installments. Operating lease expenses were approximately $776,900 and $1,212,100 for the years ended December 31, 2001 and 2000, respectively.

Future minimum lease payments at December 31, 2001 under these non-cancelable leases are as follows (approximated):

	Capital Leases	Operating Leases
Year Ended December 31:
2002	$225,300	$1,459,200
2003	116,200	918,300
2004	64,100	177,900
2005	5,000	539,200
2006	—	519,800
Thereafter	—	1,308,600

	410,600	$4,923,000

Less amount representing interest	(26,000)

Present value of minimum lease payments	$384,600

(b) Minority Shareholder Put Right—Under the terms of the Preferred Stock transaction certain minority shareholders owning common stock of the Company may exercise put rights, subject to Board of Director approval, as provided for in the Securities Purchase Agreement after April 1, 2004 for a period of 30 days as defined in the agreement. Except for certain provisional changes, within 60 days of notice, the Company is required to purchase all shares subject to the put from the shareholders. The purchase price is calculated based on the relative ownership interests of the exercising shareholders and a determination of the fair market value, as defined, of the Company at that time. The purchase price is required to be paid in cash unless prohibited by restriction from the debt and equity agreements in which case it will be paid in additional shares of preferred stock. The exercise of these put rights are subordinate to the Preferred Shareholders put rights (Note 10(c)).

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, any holder of preferred stock may redeem held shares of Preferred Stock if there is a change of control, as defined in the agreement, at a purchase price which is the higher of the purchase price under the put or the price to be received due to a change of control, assuming the conversion of all convertible securities into shares of Company common stock.

(c) Preferred Stockholder Put Right—Under the terms of the Amended and Restated Stockholders Agreement, certain Preferred Stockholders of the Company may exercise put rights as provided for in the agreement after April 1, 2004 for a period of 30 days or upon certain Events of Default as defined in the Securities Purchase Agreement period. Except for certain provisional changes, within 60 days of notice, the Company is required to purchase all shares subject to the put from the shareholders. The purchase price is calculated based on the greater of i) the liquidation value of such preferred shares plus all accrued and unpaid dividends, and ii) the aggregate common share put price assuming conversion to common stock in accordance with the amended Certificate of Incorporation of the Company. The purchase price is required to be paid in cash unless it is prohibited by restriction from the Company’s agreements with its lenders in which case it will be paid in additional shares of preferred stock.

If any portion of the repurchase price is not paid in cash, then, each month after the closing of the put right, the Company is required to issue to certain preferred shareholders Common Stock Purchase Warrants equal to one percent of the aggregate number of shares of common stock (assuming the conversion of all convertible securities) times the ratio of the aggregate repurchase price not paid in cash to the total repurchase price.

In addition, any holder of Preferred Stock may require the Company to redeem all shares of Preferred Stock if there is a change of control, as defined, at a purchase price that is the higher of the purchase price under the put right or the price to be received due to a change of control, assuming the conversion of all convertible securities into shares of Company common stock.

(d) Stock Buy-Backs—The Company, certain redeeming common stock shareholders of the Company and certain investors in Preferred Stock of the Company have entered into a Stock Redemption Agreement which provides for the sale and purchase, as the case may be, by the redeeming shareholders and the investors at a nominal price, of sufficient Preferred Stock which will cause the Internal Rate of Return, as defined, of such shares to be within a range as specified in the agreement.

Such sales and purchases are permitted upon the sale or transfer by certain investors of more than 50% of the securities such investors purchased under the Securities Purchase Agreement, the exercise by such investors of a put right, a liquidation, dissolution, merger, consolidation or sale of all or substantially all assets or stock of the Company to a third party, the first public sale of securities by such investor, or the first anniversary of the termination of any applicable restrictive “lock-up” period as defined in the agreement.

Upon such an event, Fagerdala Industri AB (Note (1)), has the right to purchase from the Company a number of common shares in the same proportion to the proportion of shares being repurchased by each redeeming shareholder to the shares each such redeeming shareholder owned prior to redemption.

(e) Litigation—The Company is party to various legal proceedings generally incidental to its business. Although the ultimate disposition of these proceedings is not presently determinable, management does not believe that adverse determinations in any or all of such proceedings will have a material adverse effect upon the financial condition or results of operations of the Company.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(11)    Derivative Financial Instruments

The Company, as a result of its global operating and financing activities, is exposed to changes in foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company may enter into derivative contracts (Note (5)(d)). Gains and losses on these contracts generally offset losses and gains on the Subsidiary’s foreign currency receivables and foreign currency debt.

The Company does not hedge the effects of foreign exchange rates fluctuations on the translation of its foreign results of operations or financial position, nor does it hedge exposure related to anticipated transactions.

The Company does not apply hedge accounting to the foreign currency forward contracts used to offset currency-related changes in the fair value of foreign currency denominated assets and liabilities. These contracts are marked to market through earnings at the same time that the exposed assets and liabilities are remeasured through earnings (both in other income). The contracts held by the Company are denominated in US dollars, British Pound Sterling, Japanese Yen, and the Euro.

The Company had derivative financial instruments with a notional value of approximately $7,688,500 and a fair value of approximately $57,300 included in Prepaid Expenses and Other Current Assets on the Consolidated Balance Sheet as of December 31, 2001.

A sensitivity analysis indicates that if US dollar to foreign currency exchange rates at December 31, 2001 increased 10%, the Company would incur losses of $1,362,900 on foreign currency forward contracts outstanding at December 31, 2001. Such losses would be largely offset by gains from the revaluation or settlement of the underlying positions economically hedged.

(12)    Income Taxes

The provision (benefit) for income taxes for the year ended December 31, 2001 consisted of the following (approximately):

	Year ended December 31,
	2000	2001
Current provision
Federal	$141,400	$159,500
State	51,400	265,900
Foreign	8,033,000	8,140,300

Total current	8,225,800	8,565,700

Deferred provision (benefit)
Federal	(807,700)	885,500
State	(177,200)	197,000
Foreign	(553,300)	1,994,100

Total deferred	(1,538,200)	3,076,600

Total provision for income taxes	$6,687,600	$11,642,300

The provision for income taxes includes federal and state income taxes currently payable and those deferred or prepaid because of temporary differences between financial statement and tax bases of assets and liabilities.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company records income taxes under the liability method. Under this method, deferred income taxes are recognized for the estimated future tax effects of differences between the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws. The Company has established a valuation allowance for net operating loss carryforwards related to certain foreign operations (NOLs) and certain contribution carryovers related to US charitable donations. The Company has NOLs of approximately $7,300,000 that expire at various dates through 2011. The Company has contribution carryovers of approximately $5,700,000 that expire at various dates through 2006. Management believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realizability of certain of these contribution carryovers and NOLs. The realizability of certain contribution carryovers and NOLs are dependent upon future income related to US and certain non-US operations. The Company believes that it is more likely than not that its tax assets (other than those discussed previously) are realizable based on the level of future reversing taxable temporary differences and on historically profitable operations which the Company believes are more likely than not to continue into the future to the extent necessary to assure realization of recorded deferred tax assets. However, there can be no assurance that such assets will be realized if circumstances change.

The effective income tax provision differs from the amount calculated using the statutory US federal income tax rate, principally due to the following:

	2000		2001
	Amount	Percentage of Income Before Taxes	Amount	Percentage of Income Before Taxes
Statutory United States federal income tax	$6,550,300	34.00%	$8,007,000	34.00%
State income taxes, net of federal benefit	(83,000)	(0.43)	77,400	0.33
Foreign tax differential	(478,500)	(2.48)	(951,300)	(4.04)
Change in valuation allowance	756,100	3.92	2,847,000	12.12
Goodwill	247,500	1.28	247,500	1.05
Subpart F income	352,800	1.83	1,143,500	4.83
Charitable contributions	(609,700)	(3.16)	(320,600)	(1.36)
Other—Permanent	(47,800)	(0.25)	591,800	2.61

Effective income tax provision	$6,687,700	34.71%	$11,642,300	49.54%

Subpart F income represents interest and royalties earned by a foreign subsidiary. Under the Internal Revenue Code, such income is taxable to Tempur World, Inc. as if, in effect, earned directly by Tempur World, Inc.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The net deferred tax asset and liability recognized in the consolidated balance sheets as of December 31, 2001 and 2000, respectively, consists of the following:

	2000	2001
Deferred tax assets:
Contribution carryover	$1,418,100	$2,157,400
AMT credit	—	91,400
Start up costs	—	377,000
Inventories	2,530,900	1,618,800
Net operating losses	949,300	2,388,000
Foreign tax credit carryover	—	479,000
Land and buildings	757,800	757,800
Accrued expenses and other	305,300	950,300

Total deferred tax assets	5,961,400	8,819,700
Valuation allowances	(1,868,800)	(4,758,500)

Net deferred tax assets	4,092,600	4,061,200

Deferred tax liabilities:
Depreciation	(997,000)	(2,049,400)
Intangible assets	(1,149,800)	(1,825,100)

Total deferred tax liabilities	(2,146,800)	(3,874,500)

Net deferred tax asset	$1,945,800	$186,700

(13)    Stock Based Compensation Plan

(a) Accounting for Stock-Based Compensation—The Company has elected to apply APB Opinion No. 25, “Accounting for Stock Issued to Employees” and to provide pro forma net income disclosures for employee stock option grants made as if the provisions of SFAS No. 123, “Accounting for Stock Based Compensation” were followed.

(b) Stock Options—The Company adopted the Tempur World, Incorporated 2000 Stock Option Plan (“Stock Option Plan”) to provide grants of options to purchase shares of common stock to certain key employees. Options granted under the Stock Option Plan are non-qualified and are granted with an exercise price equal to the fair market value of the Company’s common stock at the date of grant, except for a single grant issued to one individual for which compensation expense was recorded. The fair market value is based on acceptable valuation methodologies and is approved by Board of Directors. Options granted under the Stock Option Plan generally vest in increments of 25% per year over a four year period on the yearly anniversary date of the grant and may be exercised up to six years from the grant date and five years from the date of grant for any shareholders who own 10% or more of the shares of Company common stock outstanding. At the end of 2001 and 2000, 126,924 and 65,837 options, respectively were exercisable. The total number of shares of common stock subject to issuance under the Stock Option Plan may not exceed 10% of the authorized share capital, which was 1,000,000 shares as of December 31, 2001 and 2000 subject to certain adjustment provisions.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding as of December 31, 2001 and 2000:

	Shares	Exercise Price
January 1, 2000	—	—
Granted	263,348	$11.98 to 24.50
Exercised	—	—
Terminated	—	—

December 31, 2000	263,348	$11.98 to 24.50

Granted	39,000	$27.71
Exercised	—	—
Terminated	(9,500)	—

December 31, 2001	292,848	$11.98 to 27.71

(c) Stock Based Compensation—Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant dates for awards under those plans, the Company’s net income would have been adjusted to the pro forma amount listed below:

	2000	2001
Net income
As reported	$12,577,800	$11,857,400
Pro forma income	12,254,000	11,578,500

The weighted average fair values at date of grant for options granted during 2001 and 2000 was $8.19 and $8.26, respectively and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

	2000	2001
Expected life of option in years	5–6	5–6
Risk-free interest rate	6.60%	4.99%
Expected volatility of stock	—	—
Expected dividend yield on stock	—	—

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The Company’s options have characteristics significantly different from those of traded options, and changes in the subjective input can materially affect the fair value estimate.

(14)    Related Party Transactions

The Company has transactions with certain Fagerdala subsidiaries which are considered related parties due to common control or ownership. Several agreements existed as of January 1, 2000, the date of the merger and were necessitated by the utilization of the Fagerdala distribution network to sell the Tempur related products prior to the merger.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the merger, on December 31, 1999, the Company executed a binding letter of intent with Fagerdala to provide for the termination or modification of the major existing related party agreements as described below:

(a) Agreement to Restructure and Terminate the Fagerdala License Agreement—On September 30, 2000, the Company and Fagerdala agreed to Restructure and Terminate the Fagerdala License Agreement (“the Termination and Restructuring Agreement” or “TRA”). The actual termination occurred on September 30, 2000.

Under the original License Agreement, dated September 30, 1991, Fagerdala provided marketing and distribution services to the Company. During 2000 the Company established its own distribution network and no longer required the marketing and distribution services performed by Fagerdala under the agreement. The Company did, however, wish to retain the consulting services of Fagerdala until the end of the year to ensure the effective transition of all customer relationships and services. Thus, for the period from October 1, 2000 through December 31, 2000, the Termination and Restructuring Agreement provided for Fagerdala to provide consulting and administrative services to the Company for an Administrative Services Fee of approximately $972,700 per month for the three-month period ended December 31, 2000.

In addition, because the original License Agreement was effective through September 30, 2001, the TRA also required the Company to pay a termination fee of approximately $2,024,300, which was accrued as of the opening balance sheet on January 1, 2000 and paid by the Company in 2000.

(b) Set-Off Agreement—On November 10, 2000, Dan Foam A/S and Fagerdala executed the Set-Off Agreement to eliminate the majority of the related party receivables and payables that existed between the Company and Fagerdala in order to minimize the administrative and financial complexity arising from related party transactions.

Based upon statements detailing the balances outstanding between the parties as of October 31, 2000, the balances were offset against each other resulting in a payment of the net balance of approximately $1,696,300 to Fagerdala from the Company.

(c) Consulting and Service Support Agreements—Effective January 1, 2001, Ashfield Consultancy Ltd. (“ACL”), an affiliate, will provide the following services to the Company: (i) establishing new markets for the products of the Company (ii) establishing a distribution network for the products of the Company (iii) development of new products and (iv) providing office space, office equipment and related services to accomplish the aforementioned services. In consideration of the services provided above, the Company agrees to pay ACL an annual fee of approximately $880,000 plus office costs, payable monthly at the beginning of each month. The term of this agreement is for one year and is renewable annually.

On December 31, 1999, Dan-Foam A/S acquired certain remaining Tempur trademark rights from Fagerdala World Foams A/B, a related party, for approximately $6,750,000 and is reflected as a deduction of paid-in capital (among other items) in the formation balance sheet as there was no historical book value to record.

As some of the Company’s operations are leasing office and warehouse space and receive some administrative services from Fagerdala personnel, the Company is in the process of finalizing a standard administrative services contract for those operations. The amounts charged for rent, use of equipment and administrative support are be based on management’s estimate of prevailing arms-length pricing in the location of the operations.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On December 18, 2000, a German subsidiary completed the acquisition of real property located in Steinhagen, Germany that it uses for its facilities from Gefinex GmbH, an affiliate, by issuing a note payable that was refinanced by the Company through a bank loan during 2001. The note bears interest at rates ranging from 4% to 6% (weighted average interest rate of 4.6% as of December 31, 2000) with an outstanding balance of $4,718,600 and is included in related party notes payable on the consolidated balance sheet as of December 31, 2000 (Note (8)).

The Company also has other various obligations included in related party notes payable that relate primarily to the acquisition of certain assets and liabilities of the Tempur-related businesses during 2000 and are secured by these net assets. These notes bear interest at rates ranging from 4.0% to 8.0%.

The Company’s related party debt, including subsidiary debt, totaling approximately $1,286,800 and $5,540,500 as of December 31, 2001 and 2000, respectively, is scheduled to mature in its entirety during 2002.

Sales to and purchases from the affiliated entities are primarily for product and are priced according to pricing applicable to third-party customers. Interest income and expense are charged on outstanding note and trade accounts based on management’s estimate of prevailing market rates of interest at the time of the obligations. Management fee income and expense are charged for shared services at certain of the subsidiary locations based on management’s estimate of prevailing market conditions in the country of operation. The total amounts reported in the consolidated financial statements as of December 31, 2001 and 2000 are approximately as follows:

	2001	2000
As of period ended:
Accounts receivable	$340,900	$163,800
Accounts payable	347,300	30,400
Notes receivable, interest rate of 8%	$550,000	$123,400
Notes payable	1,286,800	5,450,500
For the year ended:
Related party sales	$56,600	$3,559,000
Related party purchases	657,000	457,300
Interest income	$153,000	$49,500
Interest expense	81,500	80,400
Management fee income	$70,100	$139,100
Management fee expense	209,300	327,000
Fagerdala License Agreement costs	$—	$10,508,300
Ashfield Consulting Agreement	1,198,800	1,656,500
Termination and Restructuring Agreement costs	—	2,918,000

(15)    Employment Agreements

The Company maintains employment agreements with certain key employees, four of whom are also officers of the Company. The employment agreements contain provisions relating to minimum salary levels, adjusted annually, as well as incentive bonuses for achieving certain objectives as specified by management.

(16)    Major Customers

Four customers accounted for approximately 17.2% and 31.2% of sales for the years ended December 31, 2001 and 2000, respectively, one of which accounted for approximately 12.2% and 15.5% of sales. These same customers also accounted for approximately 9.4% and 26.4% of accounts receivable as of December 31, 2001 and 2000, respectively. The loss of one or more of these customers could have a material adverse effect on the Company.

TEMPUR WORLD, INC. AND SUBSIDIARIES

(Predecessor to TWI Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(17)    Benefit Plan

A subsidiary of the Company has a defined contribution plan whereby eligible employees may contribute up to 25% of their pay each year to the plan subject to certain limitations as defined by the Plan. Employees are eligible to receive matching contributions at the start of employment with the Company. During fiscal 2000, the Company amended the Plan to provide a 100% match of the first 3% and 50% of the next 2% on eligible employee contributions and eliminated the vesting period such that matching contributions vest immediately. The Company incurred approximately $152,700 and $88,000 of expenses associated with the defined contribution plan for the years ended December 31, 2001 and 2000, respectively.

(18)    Adoption of SFAS 142, “Goodwill and Other Intangibles Assets”

On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are subject to an assessment for impairment on a reporting unit basis by applying a fair-value-based test annually, and more frequently if circumstances indicate a possible impairment. Separate intangible assets that are not deemed to have an indefinite live continue to be amortized over their useful lives.

Prior to the adoption of SFAS No. 142, the Company had $17,807,000 of goodwill acquired in 1999 that was amortized on a straight-line basis over a period of 15 years. Had the Company accounted for goodwill in accordance with SFAS No. 142 in 2001, net income would have been as follows (in thousands):

	2001	2000
Reported Net Income Add back	$11,857,300	$12,577,800
Goodwill amortization, net of tax	1,310,000	1,113,000

Adjusted Net Income	$13,167,300	$13,690,800

TEMPUR-PEDIC®
International Inc.

*Changing the way the world sleeps!™*

18,750,000 Shares

Common Stock

PROSPECTUS

December 17, 2003

LEHMAN BROTHERS

GOLDMAN, SACHS & CO.

UBS INVESTMENT BANK

CITIGROUP

CIBC WORLD MARKETS

U.S. BANCORP PIPER JAFFRAY